As confidentially submitted to the Securities and Exchange Commission on October 14, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RUBRIK, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	46-4560494
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3495 Deer Creek Road

Palo Alto, California 94304

(844) 478-2745

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bipul Sinha

Chief Executive Officer

Rubrik, Inc.

3495 Deer Creek Road

Palo Alto, California 94304

(844) 478-2745

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon C. Avina Calise Y. Cheng David R. Ambler Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Peter McGoff Anne-Kathrin Lalendran Rubrik, Inc. 3495 Deer Creek Road Palo Alto, California 94304 (844) 478-2745	Richard A. Kline Sarah B. Axtell Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 .

             Shares

Rubrik, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Rubrik, Inc.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $                 and $                . We intend to list our Class A common stock on the                  under the symbol “                .”

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to                  votes and is convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately     % of the voting power of our outstanding capital stock immediately following this offering, with our directors, executive officers, and principal stockholders representing approximately     % of such voting power.

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Rubrik, Inc.	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option to purchase up to an additional                  shares of Class A common stock from us at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                 .

Goldman Sachs & Co. LLC

Prospectus dated                 .

Through and including              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free-writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the underwriters has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and growth prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “Rubrik,” refer to Rubrik, Inc. and its consolidated subsidiaries. Unless otherwise indicated, references to our “common stock” include our Class A common stock and Class B common stock.

RUBRIK, INC.

Overview

We are on a mission to secure the world’s data.

Cyber breaches are inevitable. Realizing that cyberattacks ultimately target data, we created Zero Trust Data Security to deliver resiliency in the face of cyberattacks. We believe that the future of cybersecurity is data security—if your data is secure, your business is secure.

We built Rubrik Security Cloud, or RSC, with a Zero Trust design to secure data across enterprise (private cloud), cloud, and SaaS applications. RSC combines data protection and cyber resilience into a cloud native SaaS platform that detects, analyzes, and remediates data security risks and malicious user activities. We contain security threats and orchestrate rapid recoveries without malware reinfection. Our platform enables organizations to confidently accelerate digital transformation and leverage the cloud to realize business agility.

Traditional cybersecurity approaches have failed to not only prevent, but also provide recovery from, increasingly rampant and sophisticated cyberattacks. At the same time, legacy data management solutions have significant shortfalls in addressing data security as they were primarily built to manage copies of data for operational and natural disaster recoveries. They were not designed to enable reliable recovery from cyber events, nor were they designed to deliver security intelligence from data to prevent, analyze, and remediate emergent data threats.

Architecture matters when it comes to securing data. We combined data management and security into a single platform built with a Zero Trust architecture, shrinking the attack surface that exists with legacy solutions. Our Zero Trust Data Security platform assumes the information technology infrastructure will be breached, and nothing can be trusted without authentication. We record the evolution of data as a time-series in an immutable format, preserving data integrity and making data accessible even when applications are compromised. Our data threat engine powered by machine learning analyzes this time-series to derive security intelligence from data and automatically provides remediation recommendations. Automation is at the core of our product design ethos. Our automated policy-driven platform delivers data security enforcement, incident response orchestration, and API integrations with the broader security ecosystem.

RSC is designed with the following guiding principles:

•	Data resilience. Data is made secure and readily accessible to withstand cyberattacks, malicious insiders, and operational disruptions.

•	Data observability. Data is continuously monitored to identify, contain, and remediate emergent security risks, such as ransomware, sensitive data exposure, and cyberthreats.

•	Data remediation. Points of infection are identified, threats are contained, and impacted data assets are rapidly recovered without malware reinfection.

Our business is indexed to data growth. Our customers’ need for our solutions grows in lockstep with their data growth and their need for additional security capabilities. We primarily sell subscriptions to RSC through our sales team and partner network and employ a land and expand sales strategy. RSC can secure data across enterprise, cloud, and SaaS applications, creating multiple points of entry to land a customer. After the initial purchase, our customers often expand the deployment of our platform within their organization. Expansion happens along three vectors: the growth of data within applications already managed by Rubrik; new applications secured; and extension of capabilities across data resilience, data observability, and data remediation. This expansion is driven by a natural flywheel effect in which the value of our platform increases as our customers’ data grows across various applications. As organizations manage more data with RSC, they gain deeper insights into their data, strengthen their overall security posture, and reduce compliance risk. As of January 31, 2021 and 2022, our subscription dollar-based net retention rate exceeded 140%, and as of January 31, 2021 and 2022, the number of customers generating more than $100,000 in subscription annual recurring revenue, or Subscription ARR, was 309 and 628, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” included elsewhere in this prospectus for our definitions of these metrics.

Our platform’s scalable architecture and broad applicability allows us to serve organizations of all sizes across a wide range of industries and geographies. As of January 31, 2022, we had more than 3,900 customers, increasing from approximately 3,000 customers as of January 31, 2021.

Organizations around the world rely on Rubrik to achieve business resilience in the face of cyberattacks, malicious insiders, and operational disruptions. As a result, we have experienced rapid growth, with our total revenue increasing from $387.8 million in the fiscal year ended January 31, 2021, or fiscal 2021, to $506.1 million in the fiscal year ended January 31, 2022, or fiscal 2022. We measure our business on the basis of Subscription ARR. Subscription ARR illustrates our success in acquiring new subscription customers and maintaining and expanding our relationships with existing subscription customers. Our Subscription ARR has grown from $132.1 million as of January 31, 2021 to $271.7 million as of January 31, 2022, representing a 106% increase. We have continued to invest in growing our business and advancing our solutions to capitalize on our market opportunity. As a result, in fiscal 2021 and fiscal 2022, we incurred net losses of $(213.1) million and $(254.4) million, respectively. In fiscal 2021 and fiscal 2022, operating cash flow was $(58.7) million and $(82.8) million, and free cash flow was $(74.6) million and $(103.2) million, respectively.

Industry Background

We believe that data is every organization’s most important asset, and that the following industry trends are driving a need for a new approach to data security:

Due to accelerated digitization, cloud adoption, and rapid data growth, organizations manage extensive, valuable data estates that are vulnerable to malicious actors.

•	Accelerated digitization. Organizations are racing to deliver digital customer experiences, digitize operations, and implement new workforce models to drive higher productivity. The proliferation of new technologies has resulted in an increase in the surface area for cyberattacks.

•

Cloud and SaaS adoption. As more organizations embrace numerous cloud and SaaS applications, the IT environment continues to become more fragmented. As a result, organizations lose visibility and control over where their data resides, how it is used, and who is using it.

•

Data value is increasing. Data fuels organizational innovation, growth, and differentiation in the digital economy. The value of data further increases through a regulatory lens as organizations secure, manage, and govern their data to be compliant with industry and data privacy regulations (e.g., HIPAA, PCI, GDPR, CCPA). As data value increases, organizations face a growing threat of cyberattacks intent on exfiltrating data assets.

Our digital economy demands organizations to have 24x7 application availability and resilience against cyberattacks, faults, and failures.

•

24x7 application availability is a business requirement. Organizations must ensure that their applications are available 24x7 to meet the demands of both customers and employees. Application availability requires organizations to withstand cyberattacks, malicious insiders, and operational disruptions, all of which can negatively impact the customer experience and operational efficiency.

•

Cyberattacks are increasing in scale and sophistication. As organizations amass valuable data, malicious actors have increased their efforts to exploit it. Whether targeting end-customer data, or holding organizations hostage through breaches, cyber criminals are putting organizations at growing risk.

•

Emergence of new infrastructure security paradigms. The increase in surface area for a potential cyberattack and the explosion of intrusions have driven increased cybersecurity budgets and new approaches to security. Organizations have evolved from using a full-trust, perimeter-guarding security approach to a more stringent Zero Trust infrastructure security model that denies access by default. Despite this, cyber events continue to occur, and infrastructure security solutions cannot help reconstitute the business in the event of a cyber breach.

Organizations must comply with a growing and ever-evolving data compliance and regulatory landscape.

•

Data compliance has become increasingly difficult. Compliance mandates for protecting sensitive data and user access are continually evolving and proliferating. As cyberattacks increase, stricter regulations and higher penalties are likely to ensue.

The culmination of these trends places organizations and their data assets at continuous risk. While organizations have increased security budgets and adopted advanced defenses, keeping up with evolving cyber threats remains a challenge as infrastructure continues to be compromised and data is breached. Securing data necessitates a new approach.

Limitations of Current Technologies

Current products and technologies struggle to meet the data security needs of today’s organizations and are limited by some or all of the following:

•	Built for security or for data management, but not both;

•	Inability to surface data security incidents for security operations;

•	Inability to recover data after a cyberattack;

•	Not built to manage and provide a unified view of hybrid multi-cloud environments;

•	Inability to provide deep visibility and understanding of disparate data sources over time;

•	Inability to automate mass recovery orchestration of diverse data sources without malware reinfection;

•	Existing solutions’ full trust security model increases software supply chain risk; and

•	Difficult to use at scale and across data sources.

Our Data Security Platform

Rubrik has a unique Zero Trust Data Security approach to help organizations achieve business resilience against cyberattacks, malicious insiders, and operational disruptions. We believe a comprehensive cybersecurity strategy requires data security in addition to traditional infrastructure security approaches. We enable organizations to implement a Zero Trust framework at the data layer, deliver data availability that withstands the aforementioned adverse conditions, and uphold data integrity even when infrastructure is compromised.

RSC is designed with three guiding principles, the adherence to which we believe is required for a modern data security posture. We have developed the following capabilities to address each of these three principles:

•	Data resilience: Enterprise Data Protection, Cloud Data Protection, SaaS Data Protection, and Secure Data Archival.

•	Data observability: Data Security Command Center, Ransomware Monitoring & Investigation, Sensitive Data Monitoring & Management, and Threat Monitoring & Hunting.

•	Data remediation: Threat Containment, Mass Recovery, and Orchestrated Application Recovery.

RSC is our cloud native SaaS platform that secures data across enterprise, cloud, and SaaS applications. RSC supports a wide range of use cases, including protection and recovery from cyberattacks, malicious insiders, and operational disruptions; orchestration of recovery, failover/failback testing, and cloud migration; sensitive data classification and monitoring for governance, regulatory compliance, and data breaches; and identification, containment, and remediation of ransomware and other security threats.

Architecture Matters

We believe the following attributes of our platform architecture allows us to offer our customers a differentiated approach to data security:

•

Zero Trust design. Prevents threats to the data layer through native immutability, secure protocols, logical air gap, encryption, role-based access controls, multi-factor authentication, and native services.

•	Metadata and time-series data. Offers a comprehensive view of data and its attributes over time.

•	Data threat engine. Surfaces anomalous emergent activities and indicators of data breaches.

•	Automation. Delivers automated end-to-end policy management and enforcement, orchestration of security incident response, and API integrations.

Our Competitive Advantages

Key differentiating elements of our platform and approach include:

•	Zero Trust architectural design for data security;

•	Ability to surface data security incidents for security operations;

•	Built to enable continuing operations following cyberattacks and other security incidents;

•	Built to detect and analyze anomalies, sensitive data, and security threats;

•	Ability to automatically orchestrate mass recoveries without malware reinfection;

•	Radical simplicity at scale to ensure ease of use across complex environments; and

•	Fully extensible, API-first platform with a broad ecosystem of compatibility.

Key Benefits to Our Customers

Organizations choose Rubrik to:

•	Achieve cyber and operational resilience;

•	Strengthen data security posture;

•	Secure, govern, and recover data across hybrid multi-cloud and SaaS applications;

•	Comply with data regulations;

•	Catalog and govern data assets; and

•	Improve operational efficiency.

Our Growth Strategy

Key elements of our growth strategy include:

•	Continuing to grow our cloud solution;

•	Growing our customer base;

•	Expanding within our customer base;

•	Innovating and extending our product leadership;

•	Growing and harnessing our partner ecosystem;

•	Expanding our global footprint; and

•	Pursuing strategic acquisitions.

Risk Factors Summary

Investing in our Class A common stock involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and growth prospects.

•	Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects.

•	If the market for data security solutions does not grow, our ability to grow our business and our results of operations may be adversely affected.

•	We have a limited operating history, particularly with respect to our offering of RSC, which makes it difficult to forecast our future results of operations.

•	If we are unable to attract new customers, our future results of operations could be harmed.

•	We have a history of operating losses and may not achieve or sustain profitability in the future.

•

If our customers do not renew their subscriptions for our data security solutions or expand their subscriptions to increase the amount of data secured, secure new applications, or include new features or capabilities, our results of operations could be harmed.

•

If our data security solutions fail or do not perform as intended or are perceived to have defects, errors, or vulnerabilities, our brand and reputation will be harmed, which would adversely affect our business and results of operations.

•	If the transition of the sale of Rubrik-branded commodity servers from us to our contract manufacturers is not successful, our future results of operations could be harmed.

•

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, our reputation may be damaged and our financial results may be negatively affected. As a data security company, we may be specifically targeted by various threat actors who try to compromise our information technology systems or data.

•

We expect our revenue mix and certain business factors to impact the amount of revenue recognized period to period, which could make period-to-period revenue comparisons not meaningful and make revenue difficult to predict.

•

We rely upon third-party cloud providers to host our data security solutions, and any disruption of or interference with our use of third-party cloud products would adversely affect our business, financial condition, and results of operations.

•	We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition, and results of operations could be harmed.

•	The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

•

The estimates of market opportunity, forecasts of market growth, and potential return on investment included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

•

There are a limited number of manufacturers of commodity servers that are compatible with our data security solutions, and failure to accurately forecast demand for these servers or successfully manage the relationship with the manufacturers could negatively impact the ability to sell our offerings.

•

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our executive officers, employees, and directors and their affiliates, and limiting your ability to influence corporate matters, which could adversely affect the trading price of our Class A common stock.

If we are unable to adequately address these and other risks we face, our business may be harmed.

Channels for Disclosure of Information

Following the closing of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, public conference calls, public webcasts, and our Twitter (@rubrikInc) and LinkedIn (www.linkedin.com/company/rubrik-inc) accounts. Information contained on, or accessible through, our website and accounts is not a part of this prospectus, and the inclusion of our website and account addresses in this prospectus is only as inactive textual references.

The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were initially incorporated under the laws of the State of Delaware in December 2013 under the name ScaleData, Inc. We changed our name to Rubrik, Inc. in October 2014. Our principal executive offices are located at 3495 Deer Creek Road, Palo Alto, California 94304. Our telephone number is (844) 478-2745. Our website address is www.rubrik.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

The Rubrik design logos, “Rubrik,” and our other registered or common law trademarks, trade names, or service marks appearing in this prospectus are the property of Rubrik, Inc. or its affiliates. Other trademarks, trade names, and service marks used in this prospectus are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Class A common stock in this offering. However, we will cease to be an emerging growth company prior to the end of such five-year period if (i) we become a “large accelerated filer,” with at least $700 million of common equity securities held by non-affiliates; (ii) our annual gross revenue exceeds $1.235 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, whichever occurs first.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Class A common stock offered	shares

Option to purchase additional shares of Class A common stock in this offering	shares

Class A common stock to be outstanding after this offering	shares (or shares, assuming the option to purchase additional shares of Class A common stock is exercised in full)

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares (or shares, assuming the option to purchase additional shares of Class A common stock is exercised in full)

Use of proceeds	We estimate that our net proceeds from the sale of our Class A common stock in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the remaining net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies, although we do not currently have any agreements or commitments for any material acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Voting rights	We have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to votes per share and is convertible at any time into one share of Class A common stock.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering. Once this offering is completed, based on the number of shares outstanding as of , the holders of our outstanding Class A common stock will beneficially own approximately % of our outstanding shares and control approximately % of the voting power of our outstanding shares, and our executive officers, directors, and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares and control approximately % of the voting power of our outstanding shares.

The holders of our outstanding Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
Proposed trading symbol	“ ”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 133,338,894 shares of our Class B common stock (including shares of our redeemable convertible preferred stock and convertible founders stock on an as-converted basis) outstanding as of January 31, 2022, and excludes:

•	4,693,880 shares of Class B common stock issuable upon the exercise of stock options outstanding as of January 31, 2022, with a weighted-average exercise price of $5.22 per share;

•	87,974 shares of Class B common stock issuable upon the exercise of stock options granted subsequent to January 31, 2022, with a weighted-average exercise price of $19.97 per share;

•

11,090,985 shares of Class B common stock issuable upon the vesting and settlement of restricted stock units, or RSUs outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of January 31, 2022;

•

18,487,488 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering but the service-based vesting condition was not satisfied as of January 31, 2022;

•

1,583,082 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering but the market-based vesting conditions were not satisfied as of January 31, 2022;

•

                     shares of Class B common stock issuable upon the vesting and settlement of RSUs granted subsequent to January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition has been satisfied;

•

                    shares of Class B common stock issuable upon the vesting and settlement of RSUs granted subsequent to January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition has not been satisfied;

•

2,549,696 shares of Class B common stock reserved for future issuance under our Amended and Restated 2014 Stock Option Plan, or the 2014 Plan, as of January 31, 2022 (without giving effect to (i) an additional                     shares of Class B common stock reserved for future issuance under this plan subsequent to January 31, 2022, and (ii) the issuance of stock options and RSUs granted subsequent to January 31, 2022 to purchase                     shares of Class B common stock described above), which shares will be transferred to our 2022 Equity Incentive Plan, or the 2022 Plan, at the time the registration statement, of which this prospectus is a part, becomes effective;

•

                    shares of Class A common stock reserved for future issuance under our 2022 Plan plus (i) the shares that remain available for grant of future awards under our 2014 Plan at the time our 2022 Plan becomes effective in connection with this offering, and (ii) shares underlying outstanding stock awards granted under our 2014 Plan that expire, or are forfeited, canceled, withheld, or reacquired; and

•	shares of Class A common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan, or 2022 ESPP, which will become effective in connection with this offering.

Our 2022 Plan and 2022 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

Unless otherwise indicated, all information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering;

•

the reclassification of 53,756,335 shares of common stock outstanding as of January 31, 2022 into an equal number of shares of Class B common stock and the authorization of our Class A common stock immediately prior to the closing of this offering;

•

the automatic conversion of 74,182,559 shares of our redeemable convertible preferred stock outstanding as of January 31, 2022 into an equal number of shares of Class B common stock immediately prior to the closing of this offering;

•

the automatic conversion of 5,400,000 shares of our convertible founders stock outstanding as of January 31, 2022 into an equal number of shares of Class B common stock immediately prior to the closing of this offering;

•	no exercise of outstanding options and no settlement of outstanding RSUs; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We derived the summary consolidated statements of operations data for the fiscal years ended January 31, 2021 and 2022 (except for pro forma net loss per share attributable to common stockholders and weighted-average shares used to compute pro forma net loss per share attributable to common stockholders) from our audited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected for any future period, and our interim results are not necessarily indicative of results to be expected for the full year or any other period. When you read this summary consolidated financial and other data, it is important that you read it together with the historical consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statements of Operations	Fiscal Year Ended January 31,
	2021	2022
	(in thousands, except per share amounts)
Revenue
Subscription	$163,482	$260,543
Maintenance	89,602	91,015
Other products	134,667	154,590

Total revenue	387,751	506,148

Cost of revenue
Subscription(1)	17,093	32,385
Maintenance(1)	20,326	20,463
Other products(1)	69,964	100,115

Total cost of revenue	107,383	152,963

Gross profit	280,368	353,185
Operating expenses
Research and development(1)	127,360	159,576
Sales and marketing(1)	268,395	355,492
General and administrative(1)	93,720	87,907

Total operating expenses	489,475	602,975

Loss from operations	(209,107)	(249,790)
Interest income	2,421	1,530
Other income (expense), net	(905)	(1,301)

Loss before income taxes	(207,591)	(249,561)
Income tax expense	5,497	4,843

Net loss	$(213,088)	$(254,404)

Net loss per share, basic and diluted(2)	$(4.10)	$(4.40)

Weighted-average shares used in computing net loss per share, basic and diluted(2)	51,942	57,852

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Cost of revenue
Subscription	$189	$1,175
Maintenance	423	816
Other products	129	485
Research and development	12,302	16,064
Sales and marketing	7,799	15,050
General and administrative	23,138	11,476

Total stock-based compensation expense*	$43,980	$45,066

*

In connection with secondary sales of our common stock, stock-based compensation expense for fiscal 2021 and fiscal 2022 included $22.6 million and $32.3 million of expense, respectively, related to the amount paid in excess of the estimated fair value of common stock as of the date of the transactions. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for further details.

(2)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted (loss) income per share attributable to common stockholders, pro forma (loss) income per share attributable to common stockholders, and the weighted-average number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data	As of January 31, 2022
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Cash, cash equivalents, and short-term investments	$138,807	$	$
Working capital(4)	31,616
Total assets	518,984
Deferred revenue, current and noncurrent	467,414
Redeemable convertible preferred stock	714,713
Total stockholders’ (deficit) equity	(819,342)

(1)

The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of all outstanding shares of redeemable convertible preferred stock and convertible founders stock into an aggregate of 79,582,559 shares of Class B common stock, which will occur immediately prior to the closing of this offering, (b) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering, (c) stock-based compensation expense of $                million as of January 31, 2022 related to stock options subject to service-based, performance-based, and market-based vesting conditions, for which the performance-based vesting condition will be satisfied in connection with this offering, and (d) stock-based compensation expense of $                million as of January 31, 2022 related to RSUs subject to service-based and performance-based vesting conditions, for which the performance-based vesting condition will be satisfied in connection with this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above, and (b) our receipt of estimated net proceeds from the sale of                shares of Class A common stock that we are offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents, and short-term investments, working capital, total assets, and total stockholders’ (deficit) equity by $                million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash, cash equivalents, and short-term investments, working capital, total assets, and total stockholders’ (deficit) equity by $                 million, assuming the assumed initial public offering price of $                 per share of Class A common stock remains the same, and after deducting the estimated underwriting discounts and commissions.

(4)	Working capital is defined as current assets less current liabilities.

Key Business Metrics	January 31,
	2021	2022
	(in thousands, except percentages and customers)
Subscription ARR(1)	$132,063	$271,735
Cloud ARR as a Percentage of Subscription ARR(1)	16%	27%
Customers with $100,000 or Greater in Subscription ARR(1)	309	628

In addition, for fiscal 2021 and fiscal 2022, as of the end of each quarterly and annual period, our subscription dollar-based net retention rate has exceeded 140%.

(1)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” included elsewhere in this prospectus for our definitions of these metrics.

Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment.

Risks Related to Our Business

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects.

Our revenue was $387.8 million and $506.1 million for the fiscal year ended January 31, 2021, or fiscal 2021, and the fiscal year ended January 31, 2022, or fiscal 2022, respectively. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including our transition to sales of Rubrik Security Cloud, or RSC, for which an increasing amount of our software revenue will be recognized ratably, and the loss of revenue from sales of Rubrik-branded commodity servers, or Rubrik-branded Appliances, as we transition the sale of Rubrik-branded Appliances from us to our contract manufacturers.

Overall growth of our revenue also depends on a number of factors, including our ability to:

•	expand the features and functionality of our data security solutions;

•	extend our product leadership to expand our addressable market;

•	differentiate our data security solutions from products offered by others;

•	successfully develop a substantial sales pipeline for our products;

•	hire sufficient sales personnel to support our growth and reduce the time for such personnel to achieve desired productivity levels;

•	market and price our data security solutions effectively so that we are able to attract new customers and expand sales to our existing customers;

•	increase awareness of our brand on a global basis as a data security company to successfully compete with other companies;

•	provide our customers with support that meets their needs;

•	effectively leverage and expand our partner ecosystem;

•	protect against security incidents;

•	successfully protect our intellectual property in the United States and other jurisdictions; and

•	expand to new international markets and grow within existing markets.

We may not successfully accomplish any of these objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile and we may not be able to achieve and maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

In addition, we expect to continue to expend substantial financial and other resources on:

•	expansion and enablement of our sales, services, and marketing organizations to increase brand awareness and drive adoption of our data security solutions, including RSC;

•	product development, including investments in our product development team and the development of new products, new features, and functionality for our data security solutions;

•	our cloud infrastructure technology, including systems architecture, scalability, availability, performance, and security;

•	our partner ecosystem;

•	international expansion;

•	acquisitions or strategic investments;

•	our information security program; and

•	general administration, including increased legal, human resources, and accounting expenses associated with being a public company.

These investments may not result in increased revenue for our business. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial condition, and results of operations will be harmed, and we may not be able to achieve or maintain profitability. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, decreased revenue growth associated with general macroeconomic and market conditions, volatility, or disruptions (including the effect of those events on our customers) and other unknown factors that may result in losses in future periods. If our revenue does not meet our expectations in future periods, our business, financial condition, and results of operations may be harmed.

If the market for data security solutions does not grow, our ability to grow our business and our results of operations may be adversely affected.

We believe our future success will depend in large part on the growth, if any, in the market for data security solutions. Traditionally, the cybersecurity industry has been focused on securing information technology infrastructure to prevent, detect, and investigate cyberattacks. Our platform brings a new approach to cybersecurity, which involves protecting our customers’ data across enterprise (private cloud), cloud, and SaaS applications, observing the data itself to proactively identify emergent threats, remediating data security threats, and recovering protected data following a cybersecurity event. The market for data security solutions, such as our platform, is at an early stage and rapidly evolving. As such, it is difficult to predict this market’s potential growth, if any, customer adoption and retention rates, customer demand for data security platforms, or the success of existing competitive products. In the past, customer adoption of our data security solutions has been driven by the need for data resilience due to increasing ransomware activity. We do not know whether the trends of increasing ransomware activity, or of increasing adoption of data security solutions such as ours that we have experienced in the past, will continue in the future. Any expansion in this market depends on a number of factors, including the cost, performance, and perceived value associated with our data security solutions and those of our competitors, including preference to manage security with existing infrastructure security tools alone, rather than investing in data security solutions. The markets for some of our products are new, unproven, and evolving, and our future success depends on growth and expansion of these markets. If our data security solutions do not achieve widespread adoption or there is a reduction in demand for our data security solutions due to a lack of customer acceptance, technological challenges, competing products, privacy concerns, decreases in corporate spending, weakening economic conditions, or otherwise, it could result in early terminations, reduced customer retention rates, or decreased revenue, any of which would adversely affect our business, financial condition, and results of operations. You should consider our business and growth prospects in light of the risks and difficulties we encounter in this new and evolving market.

We have a limited operating history, particularly with respect to our offering of RSC, which makes it difficult to forecast our future results of operations.

Although we were founded in December 2013, we only began offering our products and services in the fiscal year ended January 31, 2016 and we began offering RSC as a cloud native SaaS solution, or RSC-SaaS, in the fiscal year ending January 31, 2023, or fiscal 2023. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and forecast future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, we expect our revenue growth to slow and possibly decline for a number of reasons, including mix shifts in our data security solutions and the impact on our revenue recognition resulting from our transition from selling our solutions primarily on the basis of subscription term-based licenses to SaaS subscriptions. This could also adversely impact our ability to accurately predict our future revenue.

In addition, we operate in a new market for data security solutions, and as such we have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in new and rapidly changing markets, such as the risks and uncertainties described throughout this prospectus.

Moreover, in future periods, our revenue growth could slow or decline due to slowing demand for our data security solutions, increasing competition, decreased productivity of our sales and marketing organization, failure to retain existing customers or expand existing subscriptions, changing technology, a decrease in the growth of our overall market, evolving macroeconomic conditions, such as high inflation and recessionary environments, or our failure, for any reason, to continue to take advantage of growth opportunities. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our financial condition and results of operations could differ materially from our expectations, and our business could suffer.

If we are unable to attract new customers, our future results of operations could be harmed.

To expand our customer base, we need to convince organizations to allocate a portion of their discretionary budgets to purchase our data security solutions. Our sales efforts often involve educating organizations about the uses and benefits of our data security solutions. We may have difficulty convincing organizations of the value of adopting our data security solutions. Even if we are successful in convincing organizations that a platform like ours is critical to secure their data, they may not decide to purchase our data security solutions for a variety of reasons, some of which are out of our control. For example, any future deterioration in general economic conditions may cause organizations to cut their overall security and IT operations spending, and such cuts may fall disproportionately on data security solutions like ours. Macroeconomic concerns, customer financial difficulties, and constrained spending on security and IT operations may result in decreased revenue and adversely affect our financial condition and results of operations. Additionally, if the incidence of cyberattacks were to decline, or enterprises or governments perceive that the general level of cyberattacks has declined, our ability to attract new customers could be adversely affected. We may face additional difficulties in attracting organizations that use legacy security and data management products to purchase our data security solutions if they believe that these legacy products are more cost-effective or provide a level of IT security that is sufficient to meet their needs. Furthermore, the use of our data security solutions to manage data security, movement, and restoration across data centers is relatively new, and if we are unable to convince organizations of the benefits of our data security solutions, then our business, financial condition, and results of operations could be adversely impacted.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have experienced net losses in each period since inception. We generated net losses of $(213.1) million and $(254.4) million for fiscal 2021 and fiscal 2022, respectively. As of January 31, 2022, we had an accumulated deficit of $(1,050.6) million. While we have experienced rapid revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of sales to achieve or maintain profitability in the future. In particular, as we expand the availability of our platform, increase our ability to secure data across multiple different sources, and extend our capabilities across data resilience, data observability, and data remediation, our ability to achieve and maintain profitability will be highly dependent on our ability to successfully market our platform and data security solutions to new and existing customers. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to expend significant funds to further develop our data security solutions, including by introducing new solutions, features, and functionality, and to expand our sales, marketing, and services teams to drive new customer adoption, expand the use of our data security solutions by existing customers, support international expansion, and implement additional systems and processes to effectively scale operations. We will also face increased compliance costs associated with growth, the planned expansion of our customer base and pipeline, international expansion, and being a public company. In addition, our data security solutions operate on a public cloud infrastructure provided by third-party vendors, including Google Cloud, or GCP, Microsoft Azure, or Azure, and Amazon Web Services, or AWS, and our costs and gross margins are significantly influenced by the prices we are able to negotiate with these public cloud providers. To the extent we are able to drive adoption of our data security solutions, we may incur increased costs related to our public cloud contracts, which would negatively impact our gross margins. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. In addition, our efforts and investments to implement systems and processes to scale operations may not be sufficient or may not be appropriately executed. As a result, we may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications, or delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and Class A common stock may significantly decrease.

Furthermore, we have historically sold our products to customers as perpetual licenses or as subscription term-based licenses, and with respect to the latter, we recognized a portion of the revenue upfront at the time we transferred control of the subscription term-based license to the customer and deferred the remainder. Moving forward, we expect that many of our new and existing customers will adopt RSC primarily on a SaaS subscription basis. For SaaS subscription revenue, we will recognize revenue ratably over the term of the subscription. In addition, we have historically sold Rubrik-branded Appliances required for customers to operate our data security solutions. In the third quarter of fiscal 2023, we began transitioning the sale of Rubrik-branded Appliances from us to our contract manufacturers. As a result of these changes in our business model, we will be recognizing an increasing amount of our subscription revenue on a ratable basis, and as we transition the sale of Rubrik-branded Appliances from us to our contract manufacturers, the amount of revenue we recognize from sales of Rubrik-branded Appliances will decline over time. This transition will adversely affect our short-term revenue as well as our profitability.

If our customers do not renew their subscriptions for our data security solutions or expand their subscriptions to increase the amount of data secured, secure new applications, or include new features or capabilities, our results of operations could be harmed.

In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions for our data security solutions and increase the volume of their data protected by our data security solutions, and that we expand our commercial relationships with our existing customers as they increase the volume of their data protected by our data security solutions and secure additional applications and workloads. Our customers have no obligation to renew their subscription for our data security solutions after the expiration of their contractual subscription period, which is generally three years, and in the normal course of business, some customers have elected not to renew their subscriptions. In addition, our customers may renew their subscriptions for shorter periods. Our customer retention and expansion may also decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our data security solutions, our pricing, customer security and networking issues and requirements, our customers’ spending levels, our customers’ ability to procure Rubrik-branded Appliances or other compatible third-party commodity servers to implement our data security solutions, mergers and acquisitions involving our customers, industry developments, competition, and general economic conditions. Moreover, customers tend to expand their usage of our data security solutions over time as the amount of data they need to protect grows. As a result, strong customer retention over time generally leads to a higher degree of usage of our data security solutions. Therefore, a decline in customer retention may have a significant impact on our results of operations, including a decline in our subscription dollar-based net retention rate, which could cause the price of our Class A common stock to decline or fluctuate. If our efforts to maintain and expand our relationships with our existing customers are not successful, our business, financial condition, and results of operations may suffer.

If our data security solutions fail or do not perform as intended or are perceived to have defects, errors, or vulnerabilities, our brand and reputation will be harmed, which would adversely affect our business and results of operations.

Our data security solutions are complex and, like all software, may contain undetected defects, errors, or vulnerabilities. Real or perceived defects, errors, or vulnerabilities in our data security solutions, the failure of our data security solutions to secure, observe, and restore our customers’ data, misconfiguration of our data security solutions, or the failure of customers to deploy our data security solutions in combination with industry best practices could harm our reputation, result in a loss of, or delay in, market acceptance of our data security solution, result in a loss of existing or potential customers, and adversely affect our business, financial condition, and results of operations. We are continuing to evolve the features and functionality of our data security solutions through updates and enhancements, and as we do so, we may introduce defects, errors, or vulnerabilities that may not be detected until after deployment by our customers. In addition, implementation or use of our data security solutions that is not correct or as intended may result in inadequate performance and disruptions in service. Moreover, if we acquire companies or technologies developed by third parties, difficulties integrating such acquired technologies may result in product flaws or software vulnerabilities.

Additionally, we cannot assure you that our products will prevent all data loss or other types of data security incidents, especially in light of the rapidly changing security threat landscape that our data security solutions seek to address. Due to a variety of both internal and external factors, our data security solutions could become vulnerable to security incidents (both from intentional attacks and accidental causes) that could cause them to fail to adequately secure or observe data or to restore data in the event of a security incident, such as a ransomware event or disaster.

Moreover, as our data security solutions are adopted by an increasing number of organizations worldwide, it is possible that such solutions may be subject to continued, persistent research and reconnaissance by threat actors in order to discover weaknesses in our technology that can be exploited. If our data security solutions are compromised, a significant number or, in some instances, all of our customers and their data could be adversely affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm. Since our business is focused on providing data security services to our customers, an actual or perceived security incident affecting our internal systems, networks, or data would be especially detrimental to our reputation and our business.

Because we can access customer data in certain limited circumstances when providing customer support and such customer data in some cases may contain personal data or confidential information, a security compromise, or an accidental or intentional misconfiguration or malfunction of our platform, could result in personal data and other confidential information being compromised. If a high-profile ransomware attack occurs with respect to our or another cloud-based security platform or a third-party cloud provider, organizations may lose trust in cloud solutions such as ours.

Organizations are increasingly subject to a wide variety of cyberattacks on their networks, systems, and data. If any of our customers experience a ransomware attack while using our data security solutions and are unable to secure, observe, or restore their data, such customer could discontinue use of our data security solutions, regardless of whether our data security solutions were adequately deployed, configured, or used to protect the data in the customer’s environment. Real or perceived security incidents involving our customers’ networks could cause disruption or damage to their networks or other negative consequences and could result in negative publicity to us, damage to our reputation, and other customer relations issues, any of which may adversely affect our revenue and results of operations.

In addition, errors in our data security solutions could cause system failures, loss of data, or other adverse effects for our customers, which may result in the assertion of warranty and other claims for substantial damages against us. The potential liability and associated consequences we could suffer as a result of such an incident could be catastrophic and cause irreparable harm to our reputation and results of operations. Although our agreements with our customers typically contain provisions that are intended to limit our exposure to such claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. While we seek to insure against these types of claims, our insurance policies may not adequately limit our exposure. These claims, even if unsuccessful, could be costly and time consuming to defend and could harm our business, financial condition, results of operations, and cash flows.

If the transition of the sale of Rubrik-branded Appliances from us to our contract manufacturers is not successful, our future results of operations could be harmed.

Our data security solutions run on compatible third-party commodity servers or Rubrik-branded Appliances. Historically, we have sold Rubrik-branded Appliances produced by contract manufacturers to our customers. We are transitioning the sale of Rubrik-branded Appliances to our distributors and resellers, or Channel Partners. As a result, our Channel Partners will need to procure these Rubrik-branded Appliances from our contract manufacturers by entering into their own purchasing agreements. If our Channel Partners or customers are unwilling or unable to easily procure the Rubrik-branded Appliances directly or indirectly from contract manufacturers, this could result in customer dissatisfaction or a decision not to purchase our data security solutions which would have an adverse impact on our results of operations.

Historically, we offered qualified customers rights to next-generation Rubrik-branded Appliances at no cost, which we refer to as Refresh Rights. Since we will no longer be selling Rubrik-branded Appliances, we will also no longer offer the Refresh Rights. Beginning in fiscal 2023, we began offering subscription credits for our platform to qualified customers with Refresh Rights in exchange for relinquishing their Refresh Rights. The success of this exchange offer is subject to uncertainty, and if customers do not accept the subscription credits or agree to relinquish their Refresh Rights, there may be an adverse impact on our results of operations, including a negative impact on our margins and revenue. If the rate of acceptance of the subscription credits differs from our projections, it may impact the timing of our revenue recognition. If we make changes to the program that affect the amount of the credit or the overall acceptance rate by customers, those changes or other market factors might impact the overall cost of the program and may adversely impact our margins and revenue.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, our reputation may be damaged and our financial results may be negatively affected. As a data security company, we may be specifically targeted by various threat actors who try to compromise our information technology systems or data.

As a SaaS provider, the reliability and continuous availability of our platform is critical to our success. In the ordinary course of our business, we or the third parties upon which we rely, may collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share, or otherwise process proprietary and confidential data, including customer data which may include data about individuals, including various data categories and elements associated with an individual, intellectual property, and trade secrets, or collectively, Sensitive Information. We collect such information from individuals located both in the United States and abroad and may store or process such information outside the country in which it was collected.

Organizations, particularly organizations like ours that provide data security solutions, are subject to a wide variety of attacks on their networks, systems, and endpoints, and techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our Sensitive Information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent, continuing to rise, increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft, misuse, or accidental disclosure), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell, and distribute our data security solutions. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, other inadvertent compromises of our systems and data (including those arising from process, coding, or human error), ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or commodity appliance failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Given our data security solutions’ capabilities and marketing and promotional programs related to ransomware recovery, we face heightened risk of being targeted by bad actors.

The COVID-19 pandemic and our remote workforce poses increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections outside our premises.

Moreover, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

We rely on third parties to operate critical business systems and to help us deliver services to our customers and their end-users. These third parties process customer information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. For example, our data security solutions are built to be available on the infrastructure of third-party public cloud providers such as GCP, Azure, and AWS. We may also rely on other third-party service providers and Manufacturers to provide other products, services, or otherwise to operate our business. While we conduct diligence on these third parties, it is impossible to dictate a third-party’s information security practices. If our third-party service providers or Manufacturers experience a security incident or other interruption, we could experience adverse consequences, such as reputational harm even where we do not have recourse against the third-party responsible for the breach. In addition, any failure by our service providers or Manufacturers to comply with applicable law or regulations could result in our involvement in proceedings brought by governmental entities or others, and we may not have recourse which will make us whole.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our Sensitive Information or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our platform. Additionally, our business depends upon the appropriate and successful implementation of our platform by our customers. If our customers fail to use our platform according to our specifications, our customers may suffer a security incident or other interruptions on their own systems or other adverse consequences. Even if such an incident is unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers from their own vulnerabilities and could result in reputational harm.

Certain data privacy and security obligations may require us to implement and maintain specific security measures to protect our information technology systems and customer information. Though we have expended, and anticipate continuing to expend, significant resources to try to protect against security incidents by implementing technical, administrative, and physical measures designed to protect the privacy and security of data running through our, and our third parties’, systems, it is virtually impossible for us to entirely eliminate the risk of such security incidents or interruptions.

We may be unable in the future to detect vulnerabilities in our information technology systems (including our data security solutions) because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred.

Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

If we (or a third-party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing data (including data about individuals); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our data security solutions, deter new customers from using our data security solutions, and negatively impact our ability to grow and operate our business. As a data security company, we could be exposed to additional reputational risks should a security incident occur.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

We expect our revenue mix to impact the amount of revenue recognized period to period, which could make revenue fluctuate period to period and difficult to predict.

We expect our revenue mix to vary over time due to a number of factors, including the timing of when customers adopt RSC-SaaS, the mix of our subscriptions for different data security solutions, and the timing of the transition of the sale of Rubrik-branded Appliances from us to our contract manufacturers. Our subscription revenue includes revenue from sales of subscription term-based licenses, a portion of which is recognized upfront when we transfer control of the subscription term-based license to the customer, and revenue from sales of SaaS subscriptions and support, which is recognized ratably over the contract period. As the proportion of our contracts trend from subscription term-based licenses to SaaS subscriptions, our revenue could fluctuate period to period and be difficult to predict. These factors make it challenging to forecast our revenue as both the mix of solutions and services, as well as the size of contracts, are difficult to predict.

We rely upon third-party cloud providers to host our data security solutions, and any disruption of, or interference with, our use of third-party cloud products would adversely affect our business, financial condition, and results of operations.

We outsource substantially all of the infrastructure relating to our data security solutions across GCP, Azure, and AWS. Customers of RSC and our other cloud services need to be able to access our data security solutions at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime. Our cloud services depend on the cloud infrastructure hosted by these third-party providers to support our configuration, architecture, features, and interconnection specifications, as well as secure the information stored in these virtual data centers, which is transmitted through third-party internet service providers. Any limitation on the capacity of our third-party hosting providers, including due to technical failures, shifts in product capabilities or licensing models, natural disasters, fraud, or security attacks, could impede our ability to fulfill our current contractual commitments, onboard new customers, or expand the usage of our existing customers, which could adversely affect our business, financial condition, and results of operations.

In addition, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. We may experience interruptions, delays, and outages in service and availability from time to time as a result of problems with our third-party cloud providers’ infrastructure. Lack of availability of this infrastructure could be due to a number of potential causes that we cannot predict or prevent, including technical failures, natural disasters, fraud, or security attacks. Such outages could lead to the triggering of our service-level commitments and extensions of affected services at no charge to our customers, which may impact our business, financial condition, and results of operations. In addition, if our security, or that of any of these third-party cloud providers, is compromised, our software is unavailable, or our customers are unable to use our software within a reasonable amount of time or at all, our business, financial condition, and results of operations could be adversely affected. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It is possible that our customers and potential customers would hold us accountable for any breach of security affecting a third-party cloud provider’s infrastructure, and we may incur significant liability from those customers and from third parties with respect to any breach affecting these systems. We may not be able to recover a material portion of our liabilities to our customers and third parties from a third-party cloud provider. It may also become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our software becomes more complex and the usage of our software increases. Any of the above circumstances or events may harm our business, financial condition, and results of operations.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition, and results of operations could be harmed.

As usage and adoption of our data security solutions grow, we will need to devote additional resources to improving our capabilities, features, and functionality. In addition, we will need to appropriately scale our internal business operations and our services organization to serve our growing customer base. Any failure of or delay in these efforts could result in impaired product performance and reduced customer satisfaction, resulting in decreased sales to new customers, lower subscription dollar-based net retention rates, or the issuance of service credits or requested refunds, which would hurt our revenue growth and our reputation. Further, any failure in optimizing the costs associated with use of third-party cloud services as we scale could negatively impact our margins. Our expansion efforts will be expensive and complex and will require the dedication of significant management time and attention. We could also face inefficiencies, vulnerabilities, or service disruptions as a result of our efforts to scale our internal infrastructure, which may result in extended outages, loss of customer trust, and harm to our reputation. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition, and results of operations.

The markets in which we participate are competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed.

The data security market is new and intensely competitive, characterized by rapidly changing technology and evolving standards, changing customer requirements, and frequent new product introductions. Our main competitors fall into the following categories:

•	Data management and protection vendors, such as Dell-EMC, IBM, Commvault, Veeam, Veritas, and Cohesity;

•	Cloud and SaaS data management vendors with products that compete in some of our markets; and

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Vendors that provide cyber/ransomware detection and investigation, security posture management, insider threat detection, data classification, incident containment, and other security or data governance technologies.

The principal competitive factors in our industry include product functionality, product integration, platform coverage, ability to scale, price, worldwide sales infrastructure, global technical support, labor and development costs, name recognition, and reputation. The ability to converge data security and data management in a cloud architecture is also a significant competitive factor in our industry. If we are unable to address these factors, our competitive position could weaken, and we could experience a decline in revenue that could adversely affect our business.

Many of our current and potential competitors have longer operating histories and have substantially greater financial, technical, sales, marketing, and other resources than we do, as well as larger installed customer bases, greater name recognition, lower labor and development costs, and broader product solutions, including servers. Some of these competitors can devote greater resources to the development, promotion, sale, and support of their data security solutions than we can. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

It is also costly and time-consuming to change data management systems. Most of our new customers have already installed data management systems, which gives an incumbent competitor an advantage in retaining a customer due to significant risk to data continuity from switching vendors. The incumbent competitor already understands the data, applications, network infrastructure, user demands, and information technology needs of the customer, such that some customers are reluctant to invest the time, money, and resources necessary to implement configuration, integration, training, and other operational complexities that arise from another vendor.

Our current and potential competitors may establish cooperative relationships among themselves or with third parties or may merge with each other. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. In addition, large operating systems, applications, and cloud vendors have introduced products or functionality that include some of the same functions offered by our data security solutions. In the future, further development by these vendors could cause our data security solutions to become redundant, which could seriously harm our business, financial condition, and results of operations.

In addition, we expect to encounter new competitors, including public cloud providers and SaaS companies that build native data security and management solutions, as we expand in current markets or enter new markets. Furthermore, many of our existing competitors are broadening their operating systems platform coverage. We expect that competition will increase as a result of future software industry consolidation. Increased competition could harm our business by causing, among other things, price reductions of our data security solutions, reduced profitability, and loss of market share.

The estimates of market opportunity, forecasts of market growth, and potential return on investment included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The data security market is at an early stage and is rapidly evolving. The size and future growth in this market are more difficult to accurately estimate than in more established markets given the relative newness of the market. As a result, the estimates regarding the market opportunity for our data security solutions are difficult to predict. In addition, third-party estimates of the addressable market for the security and data management sectors reflect the opportunity available from all participants and potential participants, and we cannot predict with precision our ability to address this demand or the extent of market adoption of our data security solutions. Moreover, the market segments we are targeting may grow at different rates. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable businesses covered by our market opportunity estimates will purchase our data security solutions or generate any particular level of revenue for us. Any expansion in our market opportunity depends on a number of factors, including the cost, performance, and perceived value associated with our data security solutions and the products of our competitors. Even if the areas in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

There are a limited number of manufacturers of commodity servers that are compatible with our data security solutions, and failure to accurately forecast demand for these servers or successfully manage the relationship with the manufacturers could negatively impact the ability to sell our offerings.

A limited number of contract manufacturers and original equipment manufacturers, or OEMs, or collectively with contract manufacturers, Manufacturers, produce commodity servers that are compatible with our data security solutions. We do not own or operate any manufacturing facilities and rely on these Manufacturers for such products. These Manufacturers manage the supply chain for these products and, alone or together with us or our Channel Partners, negotiate component costs. Our reliance on Manufacturers and Channel Partners reduces our control over the assembly process, quality assurance, production costs, and product supply. If the relationships with Manufacturers are not properly managed or if Manufacturers experience delays, interruptions, or supply-chain disruptions, including due to the COVID-19 pandemic or international conflicts and geopolitical tensions (such as the imposition of new trade restrictions and tariffs due to escalating tensions, hostilities, or trade disputes between Taiwan and China), new trade laws and regulations, capacity constraints, or quality control problems in their operations, the ability for customers to procure compatible commodity servers could be impaired. If we or our Channel Partners are required to change or qualify a new Manufacturer for any reason, including financial considerations, reduction of manufacturing output made available to us, or the termination of our or our Channel Partners’ contract with the Manufacturers, we may lose revenue, incur increased costs, and our customer relationships may be damaged. In addition, our contract manufacturers may terminate the agreement with us or our Channel Partners with prior notice for reasons such as failure to perform a material contractual obligation. For example, a large majority of the Rubrik-branded Appliances are manufactured by Super Micro Computer, Inc., or Supermicro. If Supermicro terminated its relationship with us or our Channel Partners, the ability of our customers to procure compatible Rubrik-branded Appliances could be negatively impacted. While customers would have the ability to purchase compatible commodity servers from OEMs, this may create increased costs or delays for our customers and impact their customer experience, which could negatively impact our sales. Certain of our OEMs carry products that compete with our data security solutions and may not continue producing or supporting compatible commodity servers for our customers in the future. We or our Channel Partners provide forecasts and purchase orders to Manufacturers for compatible commodity servers, and these orders may only be rescheduled or canceled under certain limited conditions. If we inaccurately forecast demand for our data security solutions and need for compatible commodity servers, our Manufacturers may have excess or inadequate inventory, and we may incur cancellation charges or penalties, which could adversely impact our operating results. If we experience increased demand for compatible commodity servers, then we, our Channel Partners, or Manufacturers may need to increase component purchases, contract manufacturing capacity, or internal test and quality functions. Our customers’ orders may represent a relatively small percentage of the overall orders received by Manufacturers from their customers. As a result, fulfilling our customers’ orders may not be considered a priority in the event Manufacturers are constrained in their ability to fulfill all of their customer obligations in a timely manner. Although we are transitioning sales of Rubrik-branded Appliances to our Channel Partners, if Manufacturers are unable to provide adequate supplies of high-quality products, or if we, our Channel Partners, or Manufacturers are unable to obtain adequate quantities of components, or control the costs of components, it could cause a delay in the fulfillment of our customers’ orders, in which case our business, financial condition, and results of operations could be adversely affected.

We rely on the performance of highly skilled personnel, including senior management and engineering, services, sales, and technology professionals. If we are unable to retain or motivate key personnel or hire, retain, and motivate qualified personnel, our business will be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management team, particularly Bipul Sinha, our Chief Executive Officer and co-founder, and Arvind Nithrakashyap, our Chief Technology Officer and co-founder, as well as our other key employees in the areas of research and development and sales and marketing.

From time to time, there may be changes in our senior management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and certain other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our data security solutions.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing cloud-based infrastructure products, for experienced sales professionals, and for cybersecurity professionals. If we are unable to attract such personnel at appropriate locations, we may need to hire in new regions, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. As has occurred in the past, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and growth prospects would be harmed.

We derive substantially all of our revenue from our data security platform. Failure of our platform to satisfy customer demands or achieve continued market acceptance over competitors would harm our business, financial condition, results of operations, and growth prospects.

We derive substantially all of our revenue from our platform, and we have directed, and intend to continue to direct, a significant portion of our financial and operating resources to developing more features and functionality for our platform.

Our growth will depend in large part on our ability to attract new customers and expand sales to existing customers, expand the features and functionality of our platform, hire sufficient sales personnel to support our growth, and decrease the ramp time for our sales personnel. In addition, the success of our business is substantially dependent on the actual and perceived viability, benefits, and advantages of our platform as a preferred provider for data security. As such, market adoption of our platform is critical to our continued success. Demand for our platform is affected by a number of factors, including increased market acceptance by new customers, increased activity by or prevalence of cybersecurity bad actors, including the use of ransomware, effectiveness of our sales and marketing strategy, the extension of our platform to new applications and use cases, the timing of development and release of new capabilities by us and our competitors, technological change, and growth or contraction of the market in which we compete. Failure to successfully address or account for these factors, satisfy customer demands, achieve continued market acceptance over competitors, and achieve growth in sales of our data security solutions would harm our business, financial condition, results of operations, and growth prospects.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include:

•	changes in our revenue mix;

•	changes in actual and anticipated growth rates of our revenue, customers, and key operating metrics;

•	fluctuations in demand for or pricing of our data security solutions;

•	our ability to attract new customers;

•	the level of awareness and prevalence of cybersecurity threats, particularly advanced cyberattacks and ransomware attacks;

•	our customers’ ability and willingness to procure Rubrik-branded Appliances or compatible commodity servers from Manufacturers;

•	the number of qualified customers that elect to receive subscription credits in exchange for relinquishing their Refresh Rights;

•	our ability to retain our existing customers, particularly large customers, and secure renewals of subscriptions, as well as the timing of customer renewals or non-renewals;

•	the pricing and quantity of subscriptions renewed, as well as our ability to accurately forecast customer expansions and renewals;

•	downgrades in customer subscriptions;

•	customers and potential customers opting for alternative data security solutions, including developing their own in-house solutions;

•	timing and amount of our investments to expand the capacity of our third-party cloud service providers;

•	seasonality in sales, results of operations, and remaining performance obligations;

•	investments in new data security solutions, features, and functionality;

•	fluctuations or delays in development, release, or adoption of new features and functionality for our data security solutions;

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delays in closing sales, including the timing of renewals, which may result in revenue being pushed into the next fiscal quarter, particularly because a large portion of our sales occur toward the end of each fiscal quarter;

•	fluctuations or delays in purchasing decisions in anticipation of new data security solutions or enhancements by us or our competitors;

•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•	our ability to control costs, including hosting costs and our operating expenses;

•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

•	timing of hiring personnel for our research and development and sales and marketing organizations;

•	the amount and timing of non-cash expenses, including stock-based compensation expense and other non-cash charges;

•	the amount and timing of costs associated with recruiting, educating, and integrating new employees and retaining and motivating existing employees;

•	the effects of acquisitions and their integration;

•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

•	fluctuations in foreign currency exchange rates;

•	the impact of new accounting pronouncements;

•	changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance;

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the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period and following periods;

•	health epidemics or pandemics, such as the COVID-19 pandemic;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

•	significant security incidents related to, technical difficulties with, or interruptions to, the delivery and use of our data security solutions.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

Our ability to introduce new data security solutions and features is dependent on adequate research and development resources and our ability to successfully complete acquisitions. If we do not adequately fund our research and development efforts or complete acquisitions successfully, we may not be able to compete effectively, and our business and results of operations may be harmed.

To remain competitive, we must continue to offer new data security solutions and enhancements to our platform and existing solutions. This is particularly true as we further expand and diversify our capabilities. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we elect not to or are unable to develop solutions internally due to certain constraints, such as high employee turnover, lack of management ability, or a lack of other research and development resources, we may choose to expand into a certain market or strategy via an acquisition for which we could potentially pay too much or fail to successfully integrate into our operations. Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors, and our business, financial condition, and results of operations could be adversely affected. Moreover, there is no assurance that our research and development or acquisition efforts will successfully anticipate market needs and result in significant new marketable solutions or enhancements to our solutions, design improvements, cost savings, revenues, or other expected benefits. If we are unable to generate an adequate return on such investments, we may not be able to compete effectively, and our business and results of operations may be adversely affected.

We depend and rely on SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business and results of operations.

We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including enterprise resource planning, order management, billing, project management, human resources, technical support, accounting, and other operational activities. If these services become unavailable due to extended outages, interruptions, or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted, and our processes for managing sales of our data security solutions and supporting our customers could be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could adversely affect our business and results of operations.

If we are unable to maintain successful relationships with our Channel Partners and technology alliance partners, or if our Channel Partners or technology alliance partners fail to perform, our ability to market, sell, and distribute our data security solutions will be limited, and our business, financial condition, and results of operations will be harmed.

In addition to our sales force, we rely on our Channel Partners to sell and support our data security solutions. A vast majority of sales of our data security solutions flow through our Channel Partners with the support of our sales force. Our Channel Partners enable us to extend our reach, in particular with smaller customers and in geographies where we have less sales presence. Additionally, we have entered, and intend to continue to enter, into technology alliance partnerships with third parties to support our future growth plans. For example, through our alliance with Microsoft Corporation, and along with our mutual go-to-market obligations, we have committed to spend $220 million over the course of up to 10 years for the use of Azure for our data security solutions and preferentially offer public cloud functionality for Azure to our customers.

For fiscal 2021 and fiscal 2022, we derived a substantial amount of our revenue from sales through Channel Partners, and we expect to continue to derive a substantial amount of our revenue from Channel Partners in future periods. Our agreements with our Channel Partners are generally non-exclusive and do not prohibit them from working with our competitors or offering competing products, and many of our Channel Partners may have more established relationships with our competitors. If our Channel Partners choose to place greater emphasis on solutions other than our own, fail to effectively market and sell our data security solutions, or fail to meet the needs of our customers, then our ability to grow our business and sell our data security solutions may be adversely affected. In addition, the loss of one or more of our larger Channel Partners or technology alliance partners, who may cease marketing our data security solutions with limited or no notice, and our possible inability to replace them, could adversely affect our business, financial condition, and results of operations. Moreover, our ability to expand our distribution channels depends in part on our ability to maintain successful relationships with our Channel Partners and educate and train our current and future Channel Partners about our data security solutions, which can be complex. If we fail to effectively manage our existing sales channels, or if our Channel Partners are unsuccessful in fulfilling the orders for our data security solutions, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality Channel Partners in each of the regions in which we sell data security solutions and keep them motivated to sell our data security solutions, our business, financial condition, and results of operations will be harmed. Even if we are successful, these relationships may not result in greater customer usage of our data security solutions or increased revenue. We also bear the risk that our Channel Partners will fail to comply with U.S. or international anti-corruption or anti-competition laws, in which case we might be investigated, fined, or otherwise penalized as a result of our relationship with such partners.

In addition, the financial health of our Channel Partners and our continuing relationships with them are important to our success. Some of these Channel Partners may be unable to withstand adverse changes in economic conditions, which could result in insolvency or the inability of such Channel Partners to obtain credit to finance purchases of our data security solutions and services. In addition, weakness in the end-user market could negatively affect the cash flows of our Channel Partners who could, in turn, delay paying their obligations to us, which would increase our credit risk exposure. Our business could be harmed if the financial condition of some of these Channel Partners substantially weakened, and we were unable to timely secure replacement Channel Partners.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers, and our business will be adversely affected.

We depend on our sales force to obtain new customers and increase sales with existing customers. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel. We have expanded our sales organization significantly in recent periods and expect to continue to add additional sales capabilities in the near term. There is significant competition for sales personnel with the skills and technical knowledge that we require. New hires require significant training and may take significant time before they achieve full productivity, and this delay is accentuated by our long sales cycles. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do or plan to do business. In addition, a large percentage of our sales force is new to our company and selling our data security solutions, and therefore, this group may be less effective than our more seasoned sales personnel. Furthermore, hiring sales personnel in new countries, or expanding our existing presence, requires upfront and ongoing expenditures that we may not recover if the sales personnel fail to achieve full productivity. We cannot predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. If we are unable to hire and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in obtaining new customers or increasing sales to our existing customer base, our business, financial condition, and results of operations will be adversely affected.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

Our revenue may fluctuate because of the length and unpredictability of the sales cycle for our data security solutions, particularly with respect to large organizations and government entities. Customers often view the subscription to our platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test, and qualify our platform, including from a security and privacy perspective, prior to entering into or expanding a relationship with us. Large enterprises and government entities in particular often undertake a significant evaluation process that further lengthens our sales cycle. Additionally, RSC and other SaaS solutions may elongate our sales cycles as a result of additional customer security and privacy evaluations.

Our sales team develops relationships with our customers and works with our Channel Partners on account penetration, account coordination, sales, and overall market development. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Data security solution purchases are frequently subject to budget constraints, multiple approvals, and unanticipated administrative, processing, and other delays. As a result, it is difficult to predict whether and when a sale will be completed.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or to changing customer needs, requirements, or preferences, our data security solutions may become less competitive.

Our ability to attract new users and customers and increase revenue from existing customers depends in large part on our ability to enhance, improve, and differentiate our existing offering, increase adoption and usage of our data security solutions, and introduce new data security solutions and capabilities. The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. Because the market for our data security solutions is relatively new, it is difficult to predict customer adoption, increased customer usage and demand for our data security solutions, the size and growth rate of this market, the entry of competitive products, or the success of existing competitive products. If we are unable to enhance our data security solutions and keep pace with rapid technological change, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, more conveniently, or more securely than our data security solutions, our business, financial condition, and results of operations could be adversely affected.

To remain competitive, we need to continuously modify and enhance our data security solutions to adapt to changes and innovation in existing and new technologies. We expect that we will need to continue to differentiate our data management and data security capabilities, as well as expand and enhance our data security solutions to support a variety of use cases. This development effort will require significant engineering, sales, and marketing resources. Any failure to effectively offer data security solutions for these adjacent use cases could reduce customer demand for our platform. Further, our data security solutions must also integrate with a variety of network, commodity appliance, mobile, cloud, and software platforms and technologies, and we need to continuously modify and enhance our data security solutions to adapt to changes and innovation in these technologies. This development effort may require significant investment in engineering, support, marketing, and sales resources, all of which would affect our business and results of operations. Any failure of our data security solutions to operate effectively with widely adopted data infrastructure platforms, applications, and technologies would reduce the demand for our data security solutions. If we are unable to respond to customer demand in a cost-effective manner, our data security solutions may become less marketable and less competitive or obsolete, and our business, financial condition, and results of operations could be adversely affected.

The competitive position of our data security solutions depends in part on their ability to operate with third-party products and services, including those of our technology alliance partners, and if we are not successful in maintaining and expanding the compatibility of our data security solutions with such products and services, our business may be harmed.

The competitive position of our data security solutions depends in part on their ability to operate with products and services of third parties, including software companies, software services, and infrastructure, and our data security solutions must be continuously modified and enhanced to adapt to changes in commodity appliance, software, networking, browser, and database technologies. In the future, one or more technology companies, whether our technology alliance partners or otherwise, may choose not to support the operation of their software, software services, and infrastructure with our data security solutions, or our data security solutions may not support the capabilities needed to integrate with such software, software services, and infrastructure. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support our offering. We intend to facilitate the compatibility of our platform with various third-party software, software services, and infrastructure offerings by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition, and results of operations may be harmed.

Incorrect or improper implementation or use of our data security solutions could result in customer dissatisfaction and harm our business, financial condition, and results of operations.

Our data security solutions are deployed in a wide variety of IT infrastructures, including large-scale, complex technology environments, and we believe our future success will depend, at least in part, on our ability to support such deployments. Implementations of our data security solutions may be technically complicated, and it may not be easy to maximize the value of our data security solutions without proper implementation, training, and support. Some of our customers have experienced difficulties implementing our data security solutions in the past and may experience implementation difficulties in the future. If our customers are unable to implement our data security solutions successfully, customer perceptions of our data security solutions may be impaired, our reputation and brand may suffer, or customers may choose not to renew their subscriptions or purchase additional data security solutions from us.

Any failure by customers to appropriately implement our data security solutions or any failure of our data security solutions to effectively integrate and operate within our customers’ data management infrastructure could result in customer dissatisfaction, impact the perceived reliability of our data security solutions, result in negative press coverage, negatively affect our reputation, and harm our business, financial condition, and results of operations.

We use third-party open-source software in our data security solutions, which could negatively affect our ability to sell our data security solutions or subject us to litigation or other actions.

Our data security solutions include third-party open-source software, and we intend to continue to incorporate third-party open-source software in our data security solutions in the future. There is a risk that the use of third-party open-source software in our software could impose conditions or restrictions on our ability to monetize our software or require making available the source code of all or part of our software that include, incorporate or rely upon such open-source software. Although we have internal policies in place designed to monitor the incorporation of open-source software into our data security solutions to avoid such restrictions, we cannot be certain that we have not incorporated open-source software in our data security solutions in a manner that is inconsistent with our licensing model or the licensing terms of any such open-source software. Certain open-source projects also incorporate other open-source software and there is a risk that those dependent open-source libraries may be subject to inconsistent licensing terms that affect our ability to use the software. This could create further uncertainties as to the governing terms for the open-source software we incorporate.

In addition, the terms of certain open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated restrictions or conditions on our use of such software. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, the software or derivative works that we developed using such open-source software, which could include proprietary portions of our source code, or otherwise seeking to enforce the terms of the open-source licenses. These claims could result in litigation and could require us to make those proprietary portions of our source code freely available, purchase a costly license or cease offering the implicated software or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

In addition to risks related to license requirements, use of third-party open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties. Use of open-source software may also introduce security risks as hackers and other third parties may exploit the public availability of such open-source software to determine how to compromise our data security solutions.

In addition, licensors of open-source software included in our data security solutions may, from time to time, modify the terms of their license agreements applicable to any updates in such a manner that those license terms may include restrictions that make the use of such software incompatible with our business, and thus could, among other consequences, prevent us from using or incorporating new updates of such software that are subject to the modified license.

In addition, any source code that we contribute to open-source projects becomes publicly available, subject to the relevant open source license. As a result, our ability to protect some of our intellectual property rights in such source code may be limited or lost entirely, and we would be unable to prevent our competitors or others from using such contributed source code in accordance with the relevant open source license.

Any of these risks could be difficult to eliminate or manage, and if not addressed, could have a negative effect on our business, financial condition, and results of operations.

Our success depends, in part, on the integrity and scalability of our systems and infrastructures. System interruption or delays from third-party data center hosting facilities and the lack of integration, redundancy, and scalability in our systems and infrastructures could impair the delivery of our data security solutions and harm our business.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructure, including websites, information, and related systems. System interruption and the lack of integration and sufficient redundancy in our information systems and infrastructures may harm our ability to operate websites, respond to customer inquiries, and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent us from efficiently providing data security solutions.

We currently utilize third-party data center hosting facilities located in the United States and internationally, including North America, EMEA (Europe, the Middle East, and Africa), and Asia. Any damage to, or failure of, the data facilities generally could result in interruptions in our data security solutions. As we continue to add data center hosting facilities and add capacity in our existing data facilities, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our data security solutions. We also rely on affiliate and third-party computer systems, broadband, and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process, and fulfill transactions. Interruptions in our data security solutions may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions or data security solutions contracts, or harm our renewal rates or our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our data security solutions are unreliable.

Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God, and similar events or disruptions may damage or interrupt computer, broadband, or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from providing our data security solutions. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. As we continue to expand the number of our customers and data security solutions available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in data security solutions. If any of these events were to occur, it could harm our business, financial condition, and results of operations.

We rely on software licensed from other parties. Defects in or the loss of software from third parties could increase our costs and harm the quality of our data security solutions.

Components of our data security solutions include or rely upon software licensed from third parties. Our business could be disrupted if any of the software we license from others and functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms. In either case, we may be required to either redesign our data security solutions to function with software available from other parties or develop these components ourselves, which would result in increased costs and could result in delays in the release of new data security solutions. Furthermore, we might be forced to limit the features available in our current or future data security solutions. If we fail to maintain or renegotiate any of these software licenses, we could face significant delays and diversion of resources in attempting to license and integrate functional equivalents. While we believe that in most cases there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be time consuming or expensive to replace existing third-party software or find a replacement third-party provider. Our use of additional or alternative third-party software or third-party providers would require us to enter into license agreements with third parties, and we may not be able to enter into such agreements on advantageous terms.

We are subject to governmental export and import controls and economic sanctions laws and regulations that could impair our ability to compete in international markets or subject us to liability and reputational harm if we violate the controls.

Our data security solutions are subject to U.S. export controls, including the Export Administration Regulations, and we incorporate encryption technology into our data security solutions. Our data security solutions and the underlying technology may be exported outside of the United States only in compliance with the required export authorizations, including by license, applicability of a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

Furthermore, we are required to comply with economic and trade sanctions laws and regulations of the countries where we do business, including those administered and enforced by the U.S. government (including through the Office of Foreign Assets Control of the U.S. Treasury Department and the U.S. Department of State). These economic and trade sanctions prohibit or restrict the provisions of products and services to embargoed jurisdictions or sanctioned persons, unless otherwise authorized.

While we have taken certain precautions to prevent our data security solutions from being provided in violation of trade controls and are in the process of enhancing our policies and procedures relating to trade controls, our data security solutions may have been in the past, and could in the future be, provided inadvertently and without our knowledge in violation of such laws. Violations of U.S. trade controls can result in significant fines or penalties and possible criminal liability for responsible employees and managers, in addition to potential reputational harm.

If our partners, including our Channel Partners, fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our data security solutions or could limit our customers’ ability to implement our data security solutions in those countries. Changes in our data security solutions or future changes in export and import regulations may create delays in the introduction of our data security solutions in international markets, prevent our customers with international operations from deploying our data security solutions globally or, in some cases, prevent the export or import of our data security solutions to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Any change in export or import regulations, economic sanctions, or related laws or regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our data security solutions by, or in our decreased ability to export or sell our data security solutions to, existing or potential customers with international operations. Any decreased use of our data security solutions or limitation on our ability to export or sell our data security solutions would adversely affect our business, financial condition, results of operations, and growth prospects.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, the UK Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As a public company, the FCPA separately requires that we keep accurate books and records and maintain internal accounting controls sufficient to assure management’s control, authority, and responsibility over our assets. As we engage in and increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries, including Channel Partners, to market and sell our data security solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures and conduct training designed to address compliance with such laws, our employees and agents may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension, or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Downturns or upturns in our sales may not be immediately reflected in our financial condition and results of operations.

We recognize a significant portion of our revenue ratably over the term of subscriptions to our data security solutions. As a result, any decreases in new subscriptions or renewals in any one period may not immediately be fully reflected as a decrease in revenue for that period but would negatively affect our revenue in future quarters. This also makes it difficult for us to rapidly increase our revenue through the sale of additional subscriptions in any period. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our Class A common stock would decline substantially, and we could face costly lawsuits, including securities class actions.

Seasonality may cause fluctuations in our revenue and related metrics.

Historically, we have experienced seasonality in revenue and related metrics, as we typically sell a higher percentage of subscriptions to new customers, and expansion and renewal subscriptions with existing customers, in the fourth quarter of our fiscal year. We believe that this results from the procurement, budgeting, and deployment cycles of many of our customers, particularly our enterprise customers. We expect that this seasonality may continue to affect our revenue and related metrics in the future and might become more pronounced as we continue to target enterprise customers.

Our subscription annual recurring revenue, or Subscription ARR, cloud annual recurring revenue, or Cloud ARR, and certain other operational data in this prospectus are operating metrics that are subject to assumptions and limitations, including that the factors that impact Subscription ARR will vary from those that impact subscription revenue. As such, these metrics may not provide an accurate indication of our actual performance or our future results.

Subscription ARR, Cloud ARR, and other operational metrics are based on numerous assumptions and limitations, are calculated using our internal data from non-financial systems, have not been independently verified by third parties, and may not accurately reflect actual results nor provide an accurate indication of future or expected results. Subscription ARR and Cloud ARR are not proxies for revenue or forecasts of revenue, and do not reflect any anticipated reductions in contract value due to contract non-renewals or service cancellations. In addition, the factors that impact Subscription ARR will vary from those that impact subscription revenue in a given period. As a result, Subscription ARR, Cloud ARR, and our other operational data may not accurately reflect our actual performance, and investors should consider these metrics in light of the assumptions and processes used in calculating such metrics and the limitations as a result thereof. Investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding Subscription ARR, Cloud ARR, and other operational metrics.

We will face risks associated with the growth of our business with certain heavily regulated industry verticals.

We market and sell our data security solutions to customers in heavily regulated industry verticals, including the banking, healthcare, and financial services industries. As a result, we face additional regulatory scrutiny, risks, and burdens from the governmental entities and agencies that regulate those industries. Entering new heavily regulated verticals and expanding in those verticals in which we are already operating will continue to require significant resources to address potential regulatory scrutiny, risks, and burdens, and there is no guarantee that such efforts will be successful or beneficial to us. If we are unable to successfully penetrate these verticals, maintain our market share in such verticals in which we already operate, or cost-effectively comply with governmental and regulatory requirements applicable to our activities with customers in such verticals, our business, financial condition, and results of operations may be harmed.

Sales to government entities are subject to a number of challenges and risks.

We sell to U.S. federal, state, and local, as well as foreign governmental agency customers. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have obtained any required government certifications. Further, achieving and maintaining government certifications, such as U.S. Federal Risk and Authorization Management Program, or FedRAMP, certification for our data security solutions, may require significant upfront and ongoing cost, time, and resources. If we do not obtain and maintain FedRAMP certification for our data security solutions, we may not be able to sell certain solutions to the U.S. federal government and public sector customers as well as private sector customers that require such certification for their intended use cases, which could harm our growth, business, and results of operations. This may also harm our competitive position against larger enterprises whose competitive data security solutions are certified. Further, there can be no assurance that we will secure commitments or contracts with government entities even following such certifications, which could harm our margins, business, financial condition, and results of operations. Government demand and payment for our data security solutions are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our data security solutions.

Further, governmental entities may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our Channel Partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition, and results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our business, financial condition, results of operations, and reputation.

Our customers also include certain non-U.S. governments, to which government procurement law risks similar to those present in U.S. government contracting also apply, particularly in certain emerging markets where our customer base is less established. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. These difficulties could harm our business, financial condition, and results of operations.

Acquisitions, strategic investments, joint ventures, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business and culture, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, technologies, or technical know-how that we believe could complement or expand our platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Further, our anticipated proceeds from this offering increase the likelihood that we will devote resources to exploring larger and more complex acquisitions and investments than we have previously attempted. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel, or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us, their software is not easily adapted to work with our data security solutions, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We may also have difficulty establishing our company values with personnel of acquired companies, which may negatively impact our culture and work environment. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition, and results of operations may be adversely affected, or we may be exposed to unknown risks or liabilities.

Any inability to maintain a high-quality customer support organization could lead to a lack of customer satisfaction, which could hurt our customer relationships and have an adverse effect on our business, financial condition, and results of operations.

Once our data security solutions are deployed, customers rely on our technical support services to assist with service customization and optimization and to resolve certain issues relating to the implementation and maintenance of our data security solutions. Customers also rely on our or our Channel Partners’ support personnel to resolve issues and realize the full benefits that our solutions provide. If we or our Channel Partners do not effectively assist customers in deploying our data security solutions, succeed in helping customers quickly resolve technical issues or provide effective ongoing support, our ability to sell additional data security solutions as part of our platform to existing customers would be adversely affected, and our reputation with potential customers could be damaged.

In addition, our sales process is highly dependent on our product and business reputation and on positive recommendations from existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality technical support, could adversely affect our reputation, our ability to sell our services to existing and prospective customers, and our business, financial condition, and results of operations.

Our business is subject to the risks of warranty claims and product defects from real or perceived defects in our data security solutions or their misuse by customers or third parties and indemnity provisions in various agreements that potentially expose us to substantial liability for intellectual property infringement and other losses.

We may in the future be subject to liability claims for damages related to undetected defects, errors, or vulnerabilities in our data security solutions. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our platform could harm our business, financial condition, and results of operations. Although we generally have limitation of liability provisions in our terms and conditions, in rare cases we have agreed to limited exceptions to such liability caps, and such limitation of liability provisions may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries.

Moreover, as part of our ransomware recovery warranty, or the Ransomware Recovery Warranty, we also provide certain customers with up to $5,000,000 through our service warranty program for recovery expenses related to data recovery and restoration in the event that data backed up using our solutions cannot be recovered following a ransomware attack. As part of the Ransomware Recovery Warranty, if an eligible customer’s data that has been backed-up onto a Rubrik-branded Appliance, Rubrik-certified compatible third-party commodity server, or a Rubrik-hosted cloud platform, is not successfully recovered by way of one of our data security solutions due to a failure of such solution, we will reimburse the customer for its reasonable and necessary fees and expenses to restore, recover, or recreate its data up to $5,000,000. As of September 30, 2022, there have been no claims made under the Ransomware Recovery Warranty. However, if many of our customers experience security incidents or other incidents that fall within this program and we are not able to recover their data through our data security solutions, we could be required to pay significant amounts to comply with our obligations under the Ransomware Recovery Warranty. In the event that we are required to regularly provide financial assistance for such recovery activities, and particularly if we have to do so for multiple customers at the same or similar times, this could significantly increase our costs, harm our reputation and brand, and increase the costs to us associated with this warranty program, which could adversely affect our business, financial condition, and results of operations.

Additionally, we typically provide indemnification to customers for certain losses suffered or expenses incurred as a result of third-party claims arising from our infringement of a third-party’s intellectual property. We also may be exposed to liability for certain breaches of confidentiality or customer data, as defined in our terms of service which, as a standard practice, are generally subject to caps on liability. We also assume limited liability in the event we breach certain of our terms of service. Certain of these contractual provisions survive termination or expiration of the applicable agreement. We have not received any material indemnification claims from third parties. However, as we continue to grow, the possibility of these claims against us will increase.

If customers or other third parties with whom we do business make intellectual property infringement or other indemnification claims against us, we will incur significant legal expenses and may have to pay damages, license fees, or stop using technology found to be in violation of a third-party’s rights. We may also have to seek a license for the technology. Such licenses may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver certain data security solutions or features. We may also be required to develop alternative non-infringing technology, which could either require significant effort and expense or cause us to alter our data security solutions, or both, which could harm our business. Large indemnity obligations, whether for intellectual property or in certain limited circumstances, other claims, would harm our business, financial condition, and results of operations.

Under certain circumstances, our personnel may have access to customer platforms. An employee may take advantage of such access to conduct malicious activities or fail to follow internal policies or make errors that could cause system failures, loss of data, or other adverse effects on our customers. Misuse of our data security solutions by our personnel could result in claims from our customers for damages related to such misuse. Such misuse of our data security solutions could also result in negative press coverage and negatively affect our reputation, which could result in harm to our reputation, business, financial condition, and results of operations. In addition, misuse of our data security solutions could also result in contractual breaches and damages to customers that may assert warranty and other claims for substantial damages against us.

We maintain insurance to protect against certain claims associated with the use of our data security solutions, but our insurance coverage may not adequately cover any claim asserted against us and is subject to deductibles. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management’s time and other resources, and harm our reputation, business, financial condition, and results of operations.

Failure to effectively develop and expand our sales and marketing capabilities or improve the productivity of our sales and marketing organization could harm our ability to expand our potential customer and sales pipeline, increase our customer base, and achieve broader market acceptance of our data security solutions.

Our ability to increase our customer base, achieve broader market adoption and acceptance of our data security solutions, and expand our potential customer and sales pipeline and brand awareness will depend to a significant extent on our ability to expand and improve the productivity of our sales and marketing organization. We plan to continue expanding our sales force, both domestically and internationally. We also plan to dedicate significant resources to sales and marketing programs to decrease the time required for our sales personnel to achieve desired productivity levels.

Historically, newly hired sales personnel have needed several quarters to achieve desired productivity levels. Our increased sales and marketing efforts will also involve investing significant financial and other resources, which could result in increased costs and negatively impact margins. We are one of the only providers of a unified data security solution, so we must therefore invest heavily in our sales and marketing functions in order to educate customers and potential customers about our data security solutions. Our business and results of operations will be harmed if our sales and marketing efforts fail to successfully expand our potential customer and sales pipeline, including through increasing brand awareness, new customer acquisition, and market adoption of our data security solutions, particularly for RSC, or fail to generate significant increases in revenue or result in increases that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time or at all, or if our sales and marketing programs are not effective.

If we fail to enhance our brand cost-effectively, our ability to expand our customer base will be impaired and our business, financial condition, and results of operations may be adversely affected.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future data security solutions and is an important element in attracting new customers. In addition, creating brand awareness of our relatively new data security solutions will require added investment in our marketing and branding activities. We believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand as a provider of data security solutions will depend largely on the effectiveness of our marketing efforts and on our ability to develop and deploy high-quality, reliable, and differentiated data security solutions to our customers. In the past, our efforts to build our brand have involved significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expense we incur in building our brand. If we fail to successfully promote and maintain our brand or incur substantial expense in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, financial condition, and results of operations could be adversely affected.

We have a limited history with pricing models for our data security solutions, and we may need to adjust the pricing terms of our data security solutions, which could have an adverse effect on our revenue and results of operations.

We have limited experience with respect to determining the optimal prices for subscriptions to and renewals of our data security solutions, and, in particular, we have limited experience pricing RSC, particularly under economic conditions characterized by high inflation or in an economic recession. As the market for cloud data security evolves, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers. In the past, we have been able to increase our prices for our data security solutions, but we may choose not to introduce or be unsuccessful in implementing future price increases. Furthermore, since we have limited experience pricing RSC, we may be unsuccessful in implementing future price increases and our future pricing power may erode due to changing market dynamics, increased competition, or other factors. As a result of these and other factors, in the future we may be required to reduce our prices or be unable to increase our prices, or it may be necessary for us to increase our services or data security solutions without additional revenue to remain competitive, all of which could harm our results of operations and financial condition.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings, sales of our data security solutions, and the utilization of debt products, including our recent revolving credit facility. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all, particularly during times of market volatility, higher interest rates, inflationary pressures, and general economic instability. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition, and results of operations. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our Class A common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our Class A common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common stock and diluting their interests.

Health epidemics, including the COVID-19 pandemic, have had, and could in the future have, an adverse impact on our business, operations, and the markets and communities in which we, our technology alliance partners, our third-party cloud providers, Manufacturers, Channel Partners, and customers operate.

Our business and operations could be adversely affected by health epidemics, including the COVID-19 pandemic, impacting the markets and communities in which we, our technology alliance partners, our third-party cloud providers, Manufacturers, Channel Partners, and customers operate. As certain organizations experience downturns or uncertainty in their own business operations and revenue resulting from the spread of COVID-19 or related macroeconomic impacts, such as inflationary pressures, they have and may continue to decrease or delay their technology spending, request pricing concessions or payment extensions, or seek renegotiations of their contracts. While historical pricing concessions, payment extensions, and contract renegotiations, including as a result of the COVID-19 pandemic, have not been significant or resulted in a significant decrease in our revenue, we cannot assure you that future concessions, extensions, or renegotiations that we may grant will be similarly insignificant or will not have a significant impact on our revenue.

In response to the COVID-19 pandemic, many state, local, and foreign governments put in place, and others in the future may put in place, quarantines, executive orders, shelter-in-place orders, and similar government orders and restrictions in order to control the spread of the disease. Such orders or restrictions, or the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns, and delays, work-from-home policies, travel restrictions, and cancellation or postponement of events, among other effects that could negatively impact productivity and disrupt our operations and those of our technology alliance partners, our third-party cloud providers, Manufacturers, Channel Partners, and customers. We have in the past and may in the future take actions that alter our operations as may be required by federal, state, or local authorities, or which we determine are in our best interests. For activities that may be conducted remotely, there is no guarantee that we will be as effective while working remotely. Because our team is dispersed, some employees have experienced, and may continue to experience, less capacity to work due to increased personal obligations (such as childcare, eldercare, or caring for family who become sick), some have become sick themselves and been unable to work, or may be otherwise negatively affected, mentally or physically, by the COVID-19 pandemic and prolonged social distancing. Decreased effectiveness and availability of our team could adversely affect our results due to slow-downs in our sales cycles and recruiting and onboarding efforts, delays in our entry into customer contracts, delays in addressing performance issues, delays in product development, delays and inefficiencies among various operational aspects of our business, including our financial organization, or other decreases in productivity that could seriously harm our business. Furthermore, we postponed, and may decide to further postpone or cancel, certain planned investments in our business in response to changes in our business as a result of the continued spread of COVID-19 and its variants.

The global impact of the COVID-19 pandemic continues to evolve, and we will continue to monitor the situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, operations, ability to access capital, or the global economy as a whole. While the spread of COVID-19 may be contained or mitigated, there is no guarantee that a future outbreak of this or any other widespread epidemics will not occur, or that the global economy will recover, either of which could harm our business.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

Our data security solutions are billed in U.S. dollars, and therefore, our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our data security solutions to our customers outside of the United States, which could adversely affect our results of operations. In addition, an increasing portion of our operating expenses are incurred outside the United States. These operating expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. While we do not currently hedge against the risks associated with currency fluctuations, if our foreign currency risk increases in the future and we are not able to successfully hedge against the risks associated with currency fluctuations, our results of operations could be adversely affected.

Unfavorable conditions in our industry or the global economy, including those caused by the Russian military operations and related geopolitical situation in Ukraine, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation and efforts to control further inflation, international trade relations, political turmoil, including the ongoing conflict between Russia and Ukraine and the resulting heightened risk of cyberattacks, natural catastrophes, warfare, and terrorist attacks could cause a decrease in business investments, including spending on information technology, and negatively affect the growth of our business. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our data security solutions. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

We typically provide service-level commitments under our customer agreements. If we fail to meet these commitments, we could face customer terminations, a reduction in renewals, and damage to our reputation, which would lower our revenue and harm our business, financial condition, and results of operations.

Our agreements with our customers typically provide for service-level commitments relating to service availability. If we fail to meet these commitments, we could be required to extend affected services at no charge and could face customer terminations, or a reduction in renewals, which could significantly affect both our current and future revenue. Any service-level commitment failures could also damage our reputation. The complexity and quality of our customer’s implementation and the performance and availability of cloud services and cloud infrastructure are outside our control, and therefore, we are not in full control of whether we can meet these service-level commitments. Our business, financial condition, and results of operations could be adversely affected if we fail to meet our service-level commitments for any reason. Any extended service outages could adversely affect our business, reputation, and brand.

Sales to enterprise customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller organizations.

We are seeing an increasing volume of sales to large, enterprise customers. Sales to enterprise customers and large organizations involve risks that may not be present or that are present to a lesser extent with sales to smaller customers, including the commercial customer segment. These risks include longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, enterprise customers may require considerable time to evaluate and test our data security solutions and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our data security solutions, the discretionary nature of purchasing and budget cycles, the COVID-19 pandemic, and the competitive nature of evaluation and purchasing approval processes. Since the processes for deployment, configuration, and management of our data security solutions are complex, we are also often required to invest significant time and other resources to train and familiarize potential customers with our data security solutions. Customers may engage in extensive evaluation, testing, and quality assurance work before making a purchase commitment, which increases our upfront investment in sales, marketing, and deployment efforts, with no guarantee that these customers will make a purchase or increase the scope of their subscriptions. In certain circumstances, an enterprise customer’s decision to use our data security solutions may be an organization-wide decision, and therefore, these types of sales require us to provide greater levels of education regarding the use and benefits of our data security solutions. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, has varied, and may continue to vary, significantly from customer to customer, with sales to large enterprises and organizations typically taking longer to complete. Moreover, large enterprise customers often begin to deploy our data security solutions on a limited basis but nevertheless demand configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our data security solutions widely enough across their organization to justify our substantial upfront investment.

Given these factors, it is difficult to predict whether and when a sale will be completed and when revenue from a sale will be recognized due to the variety of ways in which customers may purchase our data security solutions. This may result in lower than expected revenue in any given period, which would have an adverse effect on our business, financial condition, and results of operations.

Our intellectual property rights may not adequately protect our business.

To be successful, we must protect our technology, know-how, and brand in the United States and other jurisdictions through trademarks, trade secrets, patents, copyrights, service marks, invention assignments, contractual restrictions, and other intellectual property rights and confidentiality procedures. Despite our efforts to implement these protections, they may not adequately protect our business for a variety of reasons, including:

•	our inability to successfully register or obtain patents and other intellectual property rights for important innovations that sufficiently protect the full scope of such innovations;

•	any inability by us to maintain appropriate confidentiality and other protective measures to establish and maintain our trade secrets;

•	uncertainty in, and evolution of, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights;

•	potential invalidation of our intellectual property rights through administrative processes or litigation; and

•	other practical, resource, or business limitations on our ability to detect and prevent infringement or misappropriation of our rights and to enforce our rights.

Further, the laws of certain foreign countries, particularly certain developing countries, do not provide the same level of protection of corporate proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how, and records, as the laws of the United States and mechanisms for enforcement of intellectual property rights may be inadequate. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad. Additionally, we may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and other intellectual property, including software source code, designs, specifications, or other sensitive information. Our efforts to enforce our intellectual property rights in such foreign countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have an adverse effect on our business, financial condition, and results of operations. Moreover, if we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could seriously harm our business.

We also contribute to open-source projects. Although we have internal policies and procedures designed to pre-approve the incorporation of any of our source code into open-source projects, any such contribution becomes publicly available, subject to the relevant open source license. As a result, our ability to protect some of our intellectual property rights in such source code may be limited or lost entirely, and we would be unable to prevent our competitors or others from using such contributed source code in accordance with the relevant open source license.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation, whether or not resolved in our favor, could result in significant expense to us, divert the time and efforts of our technical and management personnel, and result in counterclaims with respect to infringement of intellectual property rights by us, which may lead to the impairment or loss of portions of our intellectual property. If we are unable to prevent third parties from infringing upon or misappropriating our intellectual property or are required to incur substantial expenses defending our intellectual property rights, our business, financial condition, and results of operations may be adversely affected.

If we are not successful in expanding our operations and customer base internationally, our business and results of operations could be negatively affected.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. Customers outside the United States generated 31% of our revenue for each of fiscal 2021 and fiscal 2022. We are continuing to adapt to and develop strategies to expand in international markets, but there is no guarantee that such efforts will have the desired effect. For example, we anticipate that we will need to establish relationships with new Channel Partners in order to expand into certain countries, and if we fail to identify, establish, and maintain such relationships, we may be unable to execute on our expansion plans. As of January 31, 2022, approximately 40% of our full-time employees were located outside of the United States, with approximately 23% of our full-time employees located in India. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources. If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies, and other requirements relating to privacy and data security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue, loss of customers or sales, and other adverse business consequences.

Due to the nature of the data security services and solutions we provide to our customers, we process various categories of data, including proprietary and confidential business data, trade secrets, intellectual property, data about individuals, and other data considered to be sensitive. Our data processing activities may subject us to numerous obligations relating to privacy and data security, such as various laws, regulations, guidance, industry standards, internal and external privacy and security policies, contractual requirements, and other obligations.

In the United States, federal, state, and local governments have enacted numerous data privacy and data security laws, including data breach notification laws, laws governing information about individuals, and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act). For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. As another example, the California Consumer Privacy Act, or CCPA, requires businesses to provide specific disclosures in privacy notices, implement new operational practices, and honor requests from California residents to exercise certain privacy rights. The CCPA contains significant potential penalties for noncompliance (up to $7,500 per violation). California has adopted a new law, the California Privacy Rights Act of 2020, or CPRA, that will substantially expand the CCPA, effective January 1, 2023, including by establishing a new California Privacy Protection Agency and by applying to certain business contact information and employment-related data. Other states, such as Virginia, Connecticut, Utah, and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in many other states as well as at the federal level. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers.

Outside the United States, an increasing number of laws, regulations, and industry standards may apply to our data processing activities. For example, the European Union’s General Data Protection Regulation, or EU GDPR, the United Kingdom’s General Data Protection Regulation, or UK GDPR, and Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or LGPD) (Law

No. 13,709/2018) impose strict requirements for processing personal data. Under the EU GDPR, companies may face fines of up to the greater of 20 million Euros or 4% of their global annual revenues, temporary or definitive bans on data processing and other collective action, and private litigation related to the processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In Canada, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws, as well as Canada’s Anti-Spam Legislation, or CASL, may apply to our operations. We also have operations in Japan and Singapore and may be subject to new and emerging data privacy regimes in Asia, including Japan’s Act on the Protection of Personal Information and Singapore’s Personal Data Protection Act.

Additionally, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws regulating the cross-border transfer of personal data from Europe to other countries, and, in particular, the European Economic Area and the United Kingdom have significantly restricted the cross-border transfer of personal data to the United States. Other jurisdictions may adopt similarly stringent interpretations of their cross-border data transfer laws. Although standard contractual clauses, or SCCs, and other mechanisms, currently may be used to transfer personal data from European Economic Area to the United States, these mechanisms are frequently subject to legal challenges, and the efficacy and longevity of such mechanisms for making data transfers from the European Economic Area to the United States remains uncertain. If there is no lawful manner for us to transfer personal data from the European Economic Area or other jurisdictions to the United States, we could face significant consequences, including restricting our operations or relocating part of or all of our business to other jurisdictions and increased exposure to regulatory actions, substantial fines, civil proceedings, and injunctions against processing or transferring personal data, as well as incurring the associated legal and compliance costs. Some European regulators have prevented companies from transferring personal data out of Europe.

In addition to privacy, data protection, and data security laws and regulations, we may be contractually subject to industry standards adopted by industry groups, such as the Payment Card Industry Data Security Standards, or PCI DSS, and may become subject to such obligations in the future. Additionally, the demands our customers place on us relating to privacy, data protection, and data security are becoming more stringent. Privacy, data security, and data protection laws, including the EU GDPR, UK GDPR, PCI DSS, and CCPA, increasingly require companies to impose specific contractual restrictions on their service providers and contractors. In addition, customers that use certain of our data security solutions to process protected health information may require us to sign business associate agreements that subject us to the privacy and security requirements under HIPAA and HITECH, as well as state laws that govern the privacy and security of health information. Our customers’ increasing data privacy and data security standards also increase the cost and complexity of ensuring that we, and the third parties we rely on to operate our business and deliver our services, can meet these standards. If we, or the third parties on which we rely, are unable to meet our customers’ demands or comply with the increasingly stringent legal or contractual requirements relating to data privacy and data security, we may face increased legal liability, customer contract terminations, and reduced demand for our data security solutions.

Finally, we publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, as well as other documentation regarding our processing of information about individuals. If these policies, materials, statements, or documentations are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, regulatory enforcement actions, costly legal claims by affected individuals or our customers, or other adverse consequences.

Obligations related to data privacy and data security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations by regulators and other stakeholders, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These obligations may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model.

Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. We may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model. Despite our efforts to comply with applicable data privacy and data security obligations, we may at times fail (or be perceived to have failed) in our efforts to comply. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we, or the third parties on which we rely, fail, or are perceived to have failed, to address or comply with applicable data privacy and data security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use information about individuals; and imprisonment of company officials. As a data security company, we could be exposed to additional reputational risks should a data privacy incident occur.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our software and could have a negative impact on our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our software in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for internet-based data security solutions such as ours.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by “ransomware,” “viruses,” “worms,” “malware,” “phishing attacks,” “data breaches,” and similar malicious programs, behavior, and events, and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our data security solutions could suffer.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending January 31, 2024. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We may become subject to intellectual property disputes, which can be costly and may subject us to significant liability and increased costs of doing business.

We have been and may continue in the future to be subject to intellectual property disputes. In regards to future litigation, our success depends, in part, on our ability to develop and commercialize our data security solutions without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our data security solutions are infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims against us, our business partners, and our customers alleging such infringement, misappropriation, or violation. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement, misappropriation, or other violations of intellectual property rights. For example, between 2020 and 2021, we were involved in patent disputes with two of our competitors which have since been resolved. However, we may not in all instances be able to obtain a settlement, or proactively defend or ascertain all third-party rights implicated by our business. Further, certain patent holders that own large numbers of patents and other intellectual property, including “non-practicing entities,” often threaten or enter into litigation based on allegations of infringement or other violations of intellectual property rights. Any claims of intellectual property infringement, even those without merit, may be time-consuming and expensive to resolve, divert management’s time and attention, cause us to cease using or incorporating the challenged technology, expose us to other legal liabilities, such as indemnification obligations, or require us to enter into licensing agreements to obtain the right to use a third-party’s intellectual property. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If we are found to infringe a third-party’s intellectual property rights and we cannot obtain a license or develop a non-infringing alternative, we would be forced to cease business activities related to such intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using data security solutions that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

•	make substantial payments for legal fees, settlement payments, or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing data security solutions to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. We expect that the occurrence of infringement claims is likely to grow as our business grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

We and our employees have and may continue to be subject to claims alleging violations of our employees’ contractual obligations to their prior employers. These claims may be costly to defend, and if we do not successfully do so, our business could be harmed.

Many of our employees were previously employed at current or potential competitors. Although we have processes to ensure that our employees do not use proprietary information or disclose confidential information from their prior employer in their work for us or otherwise violate their contractual post-employment obligations such as customer and employee non-solicits, we or our employees may still in the future become subject to claims alleging such violations. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could negatively impact our business. Even if we are successful in defending against these claims, litigation efforts are costly, time-consuming, and a significant distraction to management.

Our company values have contributed to our success. If we cannot maintain these values as we grow, we could lose certain benefits we derive from them, and our employee turnover could increase, which could harm our business.

We believe our culture is driven by our company values which have been and will continue to be a key contributor to our success. Our core company values are:

•	Relentlessness. When faced with a challenge, we persevere. We work smarter by focusing on what is most important.

•	Integrity. We do the right thing, and what we say, we do even when no one is watching.

•	Velocity. We move quickly with the intention to delight our customers.

•	Excellence. We have a growth mindset and push ourselves to do the extraordinary.

•	Transparency. We are open and honest and share information to drive smarter decisions and engender trust.

We have rapidly increased our workforce across all departments, and we expect to continue to hire aggressively across our business. Our anticipated headcount growth, combined with our transition from a privately held to a publicly traded company, may result in changes to certain employees’ adherence to our core company values. If we do not continue to maintain our adherence to our company values as we grow, including through any future acquisitions or other strategic transactions, we may experience increased turnover in a portion of our current employee base and may not continue to be successful in hiring future employees. Moreover, following this offering, many of our employees may be eligible to receive significant proceeds from the sale of common stock in the public markets. This may lead to higher employee attrition rates or disparities in wealth among our employees, which may harm our culture and relations among employees.

We are subject to risks inherent in international operations that can harm our business, financial condition, and results of operations.

Our current and future international business and operations involve a variety of risks, including:

•	slower than anticipated availability and adoption of cloud-based data security solutions by international organizations;

•	changes in a specific country’s or region’s political or economic conditions, including in the United Kingdom, or the UK, as a result of the UK exiting the European Union, or Brexit;

•	the need to adapt and localize our data security solutions for specific countries;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	potential changes in trade relations, regulations, or laws;

•	unexpected changes in laws, regulatory requirements, or tax laws;

•	more stringent regulations relating to privacy, data security, and data localization requirements and the unauthorized use of, or access to, commercial and personal information;

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differing and potentially more onerous labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

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challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

•	potential changes in laws, regulations, and costs affecting our UK operations and local employees due to Brexit;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems, and regulatory systems;

•	increased travel, real estate, infrastructure, and legal compliance costs associated with international operations;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	laws and business practices favoring local competitors or general market preferences for local vendors;

•	limited or insufficient intellectual property protection or difficulties obtaining, maintaining, protecting, or enforcing our intellectual property rights, including our trademarks and patents;

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political instability, economic sanctions, terrorist activities, or international conflicts, including the ongoing conflict between Russia and Ukraine, which may impact the operations of our business or the businesses of our customers;

•	inflationary pressures, such as those the global market is currently experiencing, which may increase costs for certain services;

•	health epidemics or pandemics, such as the COVID-19 pandemic;

•

exposure to liabilities under anti-corruption and anti-money laundering laws, including FCPA, U.S. domestic bribery laws, the UK Bribery Act, and similar laws and regulations in other jurisdictions; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

The occurrence of any one of these risks could harm our international business and, consequently, our results of operations. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or profitability.

Changes in tax laws or regulations could harm our financial condition and results of operations.

The tax regimes to which we are subject or under which we operate, including income and non-income taxes, are unsettled in certain respects and may be subject to significant change. Changes in tax laws or regulations, or changes in interpretations of existing laws and regulations, could materially affect our financial condition and results of operations. For example, the Biden Administration and members of Congress have proposed, and future U.S. presidential administrations may propose, various U.S. federal tax law changes, which if enacted could have a material impact on our business operations and financial performance. In addition, many countries in Europe, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws, including as a result of the base erosion and profit shifting or BEPS project that is being led by the Organization for Economic Co-operation and Development, or OECD, and other initiatives led by the OECD or the European Commission, or EC, that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business. For example, the OECD, which represents a coalition of member countries including the U.S. and other countries in which we have operations, is working on proposals, commonly referred to as “BEPS 2.0”, which, if implemented, would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. As another example, several countries have proposed or enacted taxes applicable to digital services, which could apply to our business.

Due to the large and expanding scale of our international business activities, these types of changes to the taxation of our activities could increase our worldwide effective tax rate and increase the amount of taxes imposed on our business. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our consolidated financial statements. Any of these outcomes could harm our financial position and results of operations.

We could be required to collect additional sales taxes or be subject to other tax liabilities in various jurisdictions that may adversely affect our results of operations.

We sell subscriptions and services primarily through a distribution channel but if we began to sell more subscriptions and services directly to end user customers, we may become adversely impacted as an increasing number of U.S. states have considered or adopted laws that impose tax collection obligations on out-of-state companies. States or local governments may interpret existing laws, or have adopted or may adopt new laws, requiring us to calculate, collect and remit taxes on sales in their jurisdictions. A successful assertion by one or more taxing jurisdictions requiring us to collect taxes where we did not register to collect taxes, or to collect more taxes in a jurisdiction in which we did register to collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state or local governments of sales tax collection obligations on out-of-state sellers also could create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have an adverse effect on our business and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of January 31, 2022, we had net operating loss, or NOL, carryforwards for federal and state income tax purposes of $723.7 million and $279.7 million, respectively, which may be available to offset taxable income in the future, and portions of which expire in various years beginning in 2035 for federal purposes and 2026 for state purposes if not utilized. Under current law, U.S. federal NOLs incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. A lack of future taxable income would adversely affect our ability to utilize certain of these NOLs before they expire. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations), generally a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may experience ownership changes in the future (including, potentially, in connection with this initial public offering) under Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Similar provisions of state tax law may also apply. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition.

We may be subject to additional tax liabilities, which could adversely affect our results of operations.

We are subject to taxes in the United States in federal, state, and local jurisdictions and in certain foreign jurisdictions in which we operate. We generally conduct our international operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. These tax laws and applicable tax rates vary by jurisdiction and are subject to interpretation. We may be subject to examination by U.S. federal, state, local, and foreign tax authorities, and such tax authorities may disagree with our tax positions. While we regularly assess the likelihood of adverse outcomes from any such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient or that a determination by a tax authority would not adversely affect our business, financial condition, and results of operations. Further, the amount of taxes payable in a particular period, and the manner in which such taxes are presented in our financial statements, may be impacted by changes in the mix and level of earnings by taxing jurisdictions, changes in tax laws, or changes in existing accounting rules or regulations. The determination of our overall provision for income and other taxes is inherently uncertain because it requires significant judgment with respect to complex transactions and calculations. As a result, fluctuations in our tax liabilities may differ materially from amounts recorded in our financial statements and could adversely affect our business, financial condition, and results of operations in the periods for which such determination is made.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in U.S. or foreign tax laws, tax treaties, and regulations or their interpretation;

•

changes to our assessment of our ability to realize our deferred tax assets that are based on estimates of our future results, the desirability and feasibility of possible tax planning strategies, and the economic and political environments in which we do business; and

•	the outcome of current and future tax audits, examinations, or administrative appeals.

Any of these developments could adversely affect our results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve our common stock valuations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, and our ability to react to changes in the economy or our industry, as well as divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.

We entered into a revolving credit facility in June 2022 and have debt obligations related to $175.0 million aggregate principal amount of term loan due in the fiscal year ending January 31, 2028, and the interest payments associated with the term loan are due quarterly.

Our leverage could have an adverse effect on our business and financial condition, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations and capital expenditures and pursue future business opportunities;

•

exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness, whether fixed or floating rate interest, to be higher than they would be otherwise;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions, and general corporate or other purposes;

•	increasing our vulnerability to adverse economic, industry, or competitive developments; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our existing indebtedness prevents us from exploiting.

A substantial majority of our existing indebtedness consists of indebtedness under our revolving credit facility with Goldman Sachs BDC, Inc., or Goldman Sachs BDC, as administrative agent, and the other lenders party thereto, which matures in 2027. We may not be able to refinance our existing indebtedness because of the amount of our debt, debt incurrence restrictions under our debt agreements, or adverse conditions in credit markets generally. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would result in an adverse effect on our business, financial condition, and results of operations.

Furthermore, we may incur significant additional indebtedness in the future. Although the financing documents that govern substantially all of our indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. To the extent we incur additional indebtedness, the significant leverage risks described above would be exacerbated.

The terms of the financing documents governing our term loan and credit facilities restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our credit facilities impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur or guarantee additional indebtedness;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of subsidiaries to make certain intercompany dividends, distributions, payments, or transfers; and

•	transfer or sell assets.

As a result of the restrictions described above, we will be limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness or the terms of any future indebtedness we may incur from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Ownership of Our Common Stock

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our executive officers, employees, and directors and their affiliates, and limiting your ability to influence corporate matters, which could adversely affect the trading price of our Class A common stock.

Our Class B common stock has                  votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share. Based on shares of common stock held as of                      , 2022, stockholders who hold shares of Class B common stock, including our executive officers and directors and their affiliates, will together hold approximately                  of the voting power of our outstanding capital stock following this offering, and our directors, executive officers, and principal stockholders will beneficially own approximately                  of our outstanding classes of common stock as a whole, but will control approximately                  of the voting power of our outstanding common stock, following this offering. As a result, our executive officers, directors, and other affiliates will have significant influence over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of the company or our assets, for the foreseeable future.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the                  voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent as little as     % of the combined voting power of all outstanding shares of our Class A common stock and Class B common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Future transfers by holders of shares of Class B common stock will generally result in those shares converting to shares of Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. Certain permitted transfers, as specified in our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, will not result in shares of Class B common stock automatically converting to shares of Class A common stock.

FTSE Russell and Standard & Poor’s do not allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also, in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. In addition, we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price, volume, and liquidity of our Class A common stock could be adversely affected.

Our stock price may be volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from our forecasts or the expectations of securities analysts;

•	changes in our revenue mix;

•	changes in the pricing of our data security solutions;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our data security solutions;

•	announcements by us or our competitors of significant business developments, acquisitions, or new data security solutions;

•	significant data breaches, disruptions to, or other incidents involving our data security solutions;

•	our involvement in litigation;

•	future sales of our Class A common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our Class A common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general political, social, economic, and market conditions, in both domestic and our foreign markets, including effects of increased interest rates and inflationary pressures.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our Class A common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our Class A common stock currently exists. An active public trading market for our Class A common stock may not develop following the closing of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely on the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market funds, corporate notes and bonds, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and growth prospects could be harmed, and the market price of our Class A common stock could decline.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the closing of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore, they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A common stock.

All of our directors, officers, and the holders of substantially all of our common stock outstanding immediately prior to this offering, have agreed with the underwriters that, until 180 days after the date of this prospectus, or the restricted period, subject to certain exceptions, they will not, without the prior written consent of us and the underwriters, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock; provided that Goldman Sachs & Co. LLC may release any of the securities subject to these lock-up agreements at any time, subject to the applicable notice requirements. If not earlier released, all of the shares of Class A common stock not sold in this offering will become eligible for sale upon expiration of the restricted period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

In addition, there were                  shares of Class A common stock issuable upon the exercise of options and                 RSUs, to be settled in shares of our Class A common stock as of                     , 2022. We intend to register all of the shares of common stock issuable upon exercise of outstanding options, the vesting and settlement of outstanding RSUs, and other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised or RSUs are vested and settled, subject to the lock-up agreements described above comply with applicable securities laws.

Further, based on shares outstanding as of                      , 2022, holders of approximately                  shares of our Class B common stock, or      % of our capital stock after the completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $                per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, our revolving credit facility with Goldman Sachs BDC contains restrictions on our ability to pay cash dividends on our Class A Common Stock. Additionally, our ability to pay dividends may be further restricted by agreements we may enter into in the future. Accordingly, you may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the first to occur of: (1) the last day of the year following the fifth anniversary of this offering; (2) the last day of the first year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which our Class A common stock trades, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the closing of this offering, may have the effect of preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our Class A common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•

specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer, or our president (in the absence of a chief executive officer);

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;

•

provide that vacancies on our board of directors may be filled only by the affirmative vote of a majority of directors then in office, even though less than a quorum, or by a sole remaining director; and

•

require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class A common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, to be effective immediately prior to the closing of this offering, will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, or any action asserting a claim for aiding and abetting such breach of fiduciary duty; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Our amended and restated certificate of incorporation, to be effective immediately prior to the closing of this offering, will further provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and we cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Class A common stock could decline.

The market price and trading volume of our Class A common stock following the closing of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our Class A common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our Class A common stock.

General Risk Factors

Any future litigation against us could be costly and time-consuming to defend.

We have in the past been and in the future may become subject to legal proceedings and claims that arise in the ordinary course of business, such as intellectual property claims, including trade secret misappropriation and breaches of confidentiality terms, alleged breaches of non-competition or non-solicitation terms, or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition, and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial condition, and results of operations.

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami, or other weather event, power loss, telecommunications failure, software or commodity appliance malfunction, cyberattack, war, or terrorist attack, explosion, or pandemic could impact our business. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity, and are thus vulnerable to damage in an earthquake. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. Additionally, we rely on third-party cloud providers and enterprise applications, technology systems, and our website for our development, marketing, operational support, hosted services, and sales activities. In the event of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, lengthy interruptions in our data security solutions, and breaches of data security, all of which could have an adverse effect on our results of operations. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition or results of operations, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “toward,” “will,” “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, and other results of operations, including our key metrics;

•	the growth rate of the market in which we compete;

•	our business plan and our ability to effectively manage our growth and associated investments;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	our ability to achieve or sustain our profitability;

•	future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

•	the costs and success of our marketing efforts and our ability to promote our brand;

•	our beliefs and objectives for future operations;

•	our ability to increase sales of our solutions;

•	our ability to acquire new customers and successfully retain and expand platform usage with existing customers;

•	our ability and expectations to continue to innovate and enhance our platform;

•	our reliance on key personnel and our ability to identify, recruit, and retain skilled personnel;

•	our ability to obtain, maintain, protect, and enforce our intellectual property rights and any costs associated therewith;

•	the effects of the COVID-19 pandemic or other public health crises;

•	our ability to compete effectively with existing competitors and new market entrants;

•	our ability and expectations to expand internationally; and

•

our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States and other jurisdictions where we elect to do business.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-

looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains statistical data, estimates, forecasts, and information concerning our industry, including the market size and growth of the markets in which we participate, that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Among other items, certain of the market research included in this prospectus was published prior to the outbreak of the COVID-19 pandemic and did not anticipate the virus or the impact it has caused on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are:

•	Identity Theft Resource Center, 2021 Annual Data Breach Report, January 2022.

•	Netskope, Inc., Cloud Report, August 2019.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million (or approximately $             million if the underwriters’ option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $             per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the remaining net proceeds for the acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. However, we do not have any agreements or commitments to enter into any material acquisitions or investments at this time. We will have broad discretion over how we use the net proceeds from this offering. Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments such as money market funds, corporate notes and bonds, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Our revolving credit facility with Goldman Sachs BDC contains restrictions on our ability to pay cash dividends on our capital stock. Additionally, our ability to pay dividends may be further restricted by agreements we may enter into in the future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and short-term investments and our capitalization as of January 31, 2022 on:

•	an actual basis;

•

a pro forma basis, to reflect (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, of which there were 74,182,559 shares outstanding as of January 31, 2022, into an equal number of shares of Class B common stock as if such conversion had occurred on January 31, 2022; (ii) the automatic conversion of all outstanding shares of convertible founders stock, of which there were 5,400,000 shares outstanding as of January 31, 2022, into an equal number of shares of Class B common stock as if such conversion had occurred on January 31, 2022; (iii) stock-based compensation expense of $            million as of January 31, 2022 related to stock options subject to service-based, performance-based, and market-based vesting conditions, for which the performance-based vesting condition will be satisfied in connection with this offering; (iv) stock-based compensation expense of $            million as of January 31, 2022 related to RSUs subject to service-based and performance-based vesting conditions; and (v) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•

a pro forma as adjusted basis, to reflect the adjustments described above and further reflect the sale and issuance by us of             shares of Class A common stock in this offering, at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of January 31, 2022
	Actual		Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share amounts)
Cash, cash equivalents, and short-term investments		$138,807	$	$

Total debt	$		$	$

Redeemable convertible preferred stock, par value $0.000025 per share; 74,182,559 shares authorized, issued, and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted		714,713

Stockholders’ (deficit) equity:
Preferred stock, par value $ per share; no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		—
Common stock, par value $0.000025 per share; 181,156,871 shares authorized, 53,756,335 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted		1
Convertible founders stock, par value $0.000125 per share; 5,400,000 shares authorized, 5,400,000 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma and pro forma as adjusted		—
Class A common stock, par value $0.000025 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted		—
Class B common stock, par value $0.000025 per share; no shares authorized, issued, or outstanding, actual; shares authorized, 133,338,894 shares issued and outstanding, pro forma and pro forma as adjusted		—
Additional paid-in capital		231,354
Accumulated other comprehensive (loss)		(88)

Accumulated deficit		(1,050,609)

Total stockholders’ (deficit) equity		(819,342)

Total capitalization		$34,178	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease)the amount of pro forma as adjusted cash, cash equivalents, and short-term investments, total stockholders’ (deficit) equity, and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase (decrease) the number of shares we are offering. An increase (decrease) of $1.0 million in the number of shares we are offering would increase or decrease the amount of pro forma as adjusted cash, cash equivalents, and short-term investments, total stockholders’ (deficit) equity, and total capitalization by $             million,

assuming the assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 133,338,894 shares of our Class B common stock (including shares of our redeemable convertible preferred stock and convertible founders stock on an as-converted basis) outstanding as of January 31, 2022, and excludes:

•	4,693,880 shares of Class B common stock issuable upon the exercise of stock options outstanding as of January 31, 2022, with a weighted-average exercise price of $5.22 per share;

•	87,974 shares of Class B common stock issuable upon the exercise of stock options granted subsequent to January 31, 2022, with a weighted-average exercise price of $19.97 per share;

•

11,090,985 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of January 31, 2022;

•

18,487,488 shares of Class B common stock issuable upon the vesting and settlement of RSUs, outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering but the service-based vesting condition was not satisfied as of January 31, 2022;

•

1,583,082 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering but the market-based vesting conditions were not satisfied as of January 31, 2022;

•

            shares of Class B common stock issuable upon the vesting and settlement of RSUs granted subsequent to January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition has been satisfied;

•

            shares of Class B common stock issuable upon the vesting and settlement of RSUs granted subsequent to January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition has not been satisfied;

•

2,549,696 shares of Class B common stock reserved for future issuance under our 2014 Plan as of January 31, 2022 (without giving effect to (i) an additional                shares of Class B common stock reserved for future issuance under this plan subsequent to January 31, 2022, and (ii) the issuance of stock options and RSUs granted subsequent to January 31, 2022 to purchase                shares of Class B common stock described above), which shares will be transferred to our 2022 Plan, at the time the registration statement, of which this prospectus is a part, becomes effective;

•

            shares of Class A common stock reserved for future issuance under our 2022 Plan plus (i) the shares that remain available for grant of future awards under our 2014 Plan at the time our 2022 Plan becomes effective in connection with this offering, and (ii) shares underlying outstanding stock awards granted under our 2014 Plan that expire, or are forfeited, canceled, withheld, or reacquired; and

•	shares of Class A common stock reserved for future issuance under our 2022 ESPP, which will become effective in connection with this offering.

Our 2022 Plan and 2022 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after this offering.

Our historical net tangible book deficit as of January 31, 2022 was $            million, or $            per share of common stock. Historical net tangible book deficit represents the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock, divided by the number of shares of common and convertible founders stock outstanding as of January 31, 2022.

Our pro forma net tangible book value as of January 31, 2022 was $             million, or $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of January 31, 2022, after giving effect to the automatic conversion of 74,182,559 shares of redeemable convertible preferred stock as of January 31, 2022 into an equal number of shares of Class B common stock, and the automatic conversion of all outstanding shares of convertible founders stock, of which there were 5,400,000 shares outstanding as of January 31, 2022, into an equal number of shares of Class B common stock immediately prior to the closing of this offering.

After giving further effect to the sale of              shares of Class A common stock that we are offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2022 would have been $            million, or $             per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and immediate dilution in pro forma as adjusted net tangible book value of approximately $             per share to new investors purchasing shares of Class A common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of January 31, 2022	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of January 31, 2022, before giving effect to this offering
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the

assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $             per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by approximately $             per share, in each case, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $             per share and increase (decrease) the dilution to investors participating in this offering by approximately $            per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value after the offering would be $            per share, the increase in pro forma as adjusted net tangible book value per share would be $             per share and the dilution per share to new investors would be $             per share, in each case assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above, as of January 31, 2022, the differences between the number of shares of our Class B common stock purchased from us by our existing stockholders and our Class A common stock purchased from us by new investors purchasing shares in this offering, the total consideration paid to us in cash, the average price per share paid by existing stockholders for shares of common stock issued prior to this offering, and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering estimated price of $            per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors		%		$	%		$

Total		%		$	%

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     %, and the investors purchasing shares of our common stock in this offering would own     % of the total number of shares of our Class A common stock outstanding immediately after completion of this offering.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 133,338,894 shares of our Class B common stock (including shares of our redeemable convertible preferred stock and convertible founders stock on an as-converted basis) outstanding as of January 31, 2022, and excludes:

•	4,693,880 shares of Class B common stock issuable upon the exercise of stock options outstanding as of January 31, 2022, with a weighted-average exercise price of $5.22 per share;

•	87,974 shares of Class B common stock issuable upon the exercise of stock options granted subsequent to January 31, 2022, with a weighted-average exercise price of $19.97 per share;

•

11,090,985 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of January 31, 2022;

•

18,487,488 shares of Class B common stock issuable upon the vesting and settlement of RSUs, outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering but the service-based vesting condition was not satisfied as of January 31, 2022;

•

1,583,082 shares of Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering but the market-based vesting conditions were not satisfied as of January 31, 2022;

•

shares of Class B common stock issuable upon the vesting and settlement of RSUs granted subsequent to January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition has been satisfied;

•

            shares of Class B common stock issuable upon the vesting and settlement of RSUs granted subsequent to January 31, 2022, for which the performance-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition has not been satisfied;

•

2,549,696 shares of Class B common stock reserved for future issuance under our 2014 Plan as of January 31, 2022 (without giving effect to (i) an additional             shares of Class B common stock reserved for future issuance under this plan subsequent to January 31, 2022, and (ii) the issuance of stock options and RSUs granted subsequent to January 31, 2022 to purchase             shares of Class B common stock described above), which shares will be transferred to our 2022 Plan, at the time the registration statement, of which this prospectus is a part, becomes effective;

•

            shares of Class A common stock reserved for future issuance under our 2022 Plan plus (i) the shares that remain available for grant of future awards under our 2014 Plan at the time our 2022 Plan becomes effective in connection with this offering, and (ii) shares underlying outstanding stock awards granted under our 2014 Plan that expire, or are forfeited, canceled, withheld, or reacquired; and

•	shares of Class A common stock reserved for future issuance under our 2022 ESPP, which will become effective in connection with this offering.

Our 2022 Plan and 2022 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

To the extent any outstanding options are exercised, or any outstanding RSUs settle, or new stock options or RSUs are issued under our equity incentive plans, or we issue additional equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all outstanding options and RSUs under our 2014 Plan as of January 31, 2022 were exercised or settled, then our existing stockholders, including the holders of these securities would own         % and our new investors would own         % of the total number of shares of our Class A common stock and Class B common stock outstanding on the closing of this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Summary Consolidated Financial and Other Data,” and the consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our planned investments in our research and development, sales and marketing, and general and administrative functions, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The last day of our fiscal year is January 31. References to fiscal 2021 and fiscal 2022, for example, refer to the fiscal years ended January 31, 2021 and January 31, 2022, respectively.

Overview

We are on a mission to secure the world’s data.

Cyber breaches are inevitable. Realizing that cyberattacks ultimately target data, we created Zero Trust Data Security to deliver resiliency in the face of cyberattacks. We believe that the future of cybersecurity is data security—if your data is secure, your business is secure.

We built Rubrik Security Cloud, or RSC, with a Zero Trust design, and combined data protection and cyber resilience. Our unique approach to data security allows organizations to implement a Zero Trust framework at the data layer, deliver data availability that withstands adverse conditions, and uphold data integrity even when infrastructure is compromised.

We launched our first enterprise software product, Cloud Data Management, or CDM, in fiscal 2016, and sold it as a perpetual license along with associated maintenance contracts. Our early customers deployed CDM on our Rubrik-branded commodity servers, or Rubrik-branded Appliances, purchased from us to protect their data across hybrid cloud environments.

In fiscal 2019, we offered our SaaS-based solution for ransomware detection as a subscription offering. Subsequently, we introduced other SaaS solutions for sensitive data monitoring and protecting data in public clouds and SaaS applications. In fiscal 2020, we continued our transition to a subscription model by offering our CDM product as a subscription term-based license with associated support. We no longer offer CDM as a perpetual license.

In order to meet customer demands for data security and a single, unified cloud-based control plane, we launched RSC, a comprehensive Zero Trust Data Security platform. RSC enhances our customers’ data security posture by providing one point of control for data resilience, data observability, and data remediation across enterprise (private cloud), cloud, and SaaS applications. RSC is primarily deployed by our customers as a cloud native SaaS solution, or RSC-SaaS. It is also available as an enterprise-ready, self-managed version, or RSC-Private, for a small number of customers in highly regulated industries that are subject to stringent data control policies. We began transitioning customers from our legacy CDM capabilities to RSC-SaaS in fiscal 2023. As part of this transition, we began transitioning the sale of Rubrik-branded Appliances from us to our contract manufacturers. As a result, we expect RSC-SaaS to represent a majority of our total revenue by the end of fiscal 2024.

Our offering types with key details are outlined below:

We recognize revenue ratably over the duration of the subscription from sales of all of our hosted solutions, which include RSC-SaaS and our data resilience, data observability, and data remediation capabilities. We recognize a portion of revenue from sales of RSC-Private upon delivery and transfer of control of the underlying license to the customer, with post-contract customer support and upgrades recognized ratably over the term of the subscription. The majority of sales of our subscriptions are for three-year terms with upfront payment, whereas renewals are typically for one-year terms.

With the introduction of RSC, we expect new and existing customers to increasingly adopt RSC-SaaS, which we expect to be the majority of our subscription revenue by the end of fiscal 2024. We expect our maintenance revenue to decrease as we have ceased offering new perpetual licenses and continue to drive RSC-SaaS adoption for existing maintenance customers. These trends, when combined with the transition of the sale of Rubrik-branded Appliances from us to our contract manufacturers, will limit and cause fluctuations to our revenue growth through fiscal 2025. As a result, we measure our business on the basis of subscription annual recurring revenue, or Subscription ARR. Subscription ARR illustrates our success in acquiring new subscription customers and maintaining and expanding our relationships with existing subscription customers.

Our total revenue increased from $387.8 million in fiscal 2021 to $506.1 million in fiscal 2022. Our Subscription ARR grew from $132.1 million as of January 31, 2021 to $271.7 million as of January 31, 2022, representing a 106% increase. In fiscal 2021 and fiscal 2022, we incurred net losses of $(213.1) million and $(254.4) million, respectively. In fiscal 2021 and fiscal 2022, operating cash flow was $(58.7) million and $(82.8) million, and free cash flow was $(74.6) million and $(103.2) million, respectively.

We primarily sell subscriptions to RSC through our global sales team and partner network, where we target the largest organizations worldwide to mid-sized organizations. We also sell to smaller customers through a high-velocity engagement model driven by our inside sales team.

We utilize a land and expand approach, acquiring new customers and expanding within them over time. Since RSC can secure data across enterprise, cloud, and SaaS applications, we have multiple points of entry to land a new customer across one or more applications. After the initial purchase, our customers often expand the deployment of our platform within their organization. Expansion happens along three vectors: the growth of data within applications already secured by Rubrik; new applications secured; and extension of capabilities across data resilience, data observability, and data remediation. This expansion is driven by a natural flywheel effect in which the value of our platform increases as our customers’ data grows across various applications. As organizations manage more data with RSC, they gain deeper insights into their data, strengthen their overall security posture, and reduce compliance risk. Our subscription dollar-based net retention rate exceeded 140% as of January 31, 2021 and 2022. Additionally, as of January 31, 2021 and 2022, our customers with $100,000 or more in Subscription ARR was 309 and 628, respectively.

Our platform’s scalable architecture and broad capability allows us to serve customers of all sizes across various verticals and geographies. We are trusted by some of the world’s largest organizations and brands to protect their data. As of January 31, 2022, we had over 3,900 customers worldwide, increasing from approximately 3,000 as of January 31, 2021.

Our subscription offerings are sold primarily as editions, but we also offer standalone subscriptions to select solutions. Our subscription editions are priced based on an annual per terabyte basis and increase in value commensurate with capabilities that are bundled into our higher priced editions. Our Microsoft 365, or M365, hosted solution has a tier-based pricing model based on the number of users. Our subscription editions, which can be deployed in SaaS or private environments, are described below:

•	Foundation Edition. Provides data resilience by keeping data secure and recoverable from cyberattacks and operational failures.

•	Business Edition. Builds upon Foundation Edition by securing data from attack and adding data observability capabilities through our Ransomware Monitoring & Investigation solution.

•

Enterprise Edition. Builds upon Business Edition by further expanding data observability capabilities through the inclusion of our Sensitive Data Monitoring & Management and Threat Monitoring & Hunting solutions and also introducing our advanced data remediation capabilities, Threat Containment and Orchestrated Application Recovery.

Key Factors Affecting Our Performance

Evolution of the Market and Adoption of Our Solutions

Our future success depends in part on the market adoption of our approach to Zero Trust Data Security. Many organizations have focused on preventing cyberattacks instead of protecting their data and having a plan to recover it in case of a cyberattack. We believe that the existing security ecosystem lacks a data security platform that will secure a customer’s data, wherever it lives, across enterprise, cloud, and SaaS applications. RSC is our Zero Trust Data Security platform that addresses the growing demand from organizations of virtually any size, across a wide range of industries, to address data security and cyberattack risks. As the data security market continues to evolve, we expect to continuously innovate our platform and product functionality to keep us in a strong position to capture the large opportunity ahead.

New Customer Acquisition

Our business model relies on rapidly and efficiently engaging with new customers. Our ability to attract new customers will depend on a number of factors, including our ability to innovate upon our product breadth and capabilities, our success in recruiting and scaling our sales and marketing organization, our ability to accelerate ramp time of our sales force, our ability to develop and maintain strong partnerships, the impact of marketing efforts to enhance our brand, and competitive dynamics in our target markets. We have seen our customer count grow to more than 3,900 as of January 31, 2022 from approximately 3,000 as of January 31, 2021.

Retaining and Expanding Within Our Existing Customer Base

Our ability to retain customers and expand within existing customers is integral to our growth and future success. Our growing base of customers represents a significant opportunity for further expansion across our platform. Our customers typically start with securing data in one or more applications on our platform, and then expand by securing additional applications and increasing the amount of data secured. They further extend their use of our platform through adoption of additional capabilities across data resilience, data observability, and data remediation. Several of our largest enterprise customers have deployed our platform across enterprise, cloud, and SaaS applications, securing large amounts of their data. Our ability to expand and extend within our customer base will depend on a number of factors, including platform performance, our customers’ satisfaction with our platform, competitive offerings, pricing, overall changes in our customers’ spending levels, and the effectiveness of our efforts to help our customers realize the benefits of our platform.

We believe that our subscription dollar-based net retention rate provides useful information about the evolution of our existing customers and our future growth prospects. Our subscription dollar-based net retention rate exceeded 140% as of January 31, 2021 and 2022. For how we calculate subscription dollar-based net retention rate, see the section titled “—Key Business Metrics—Subscription Dollar-Based Net Retention Rate” below.

Key Business Metrics

We monitor the following key business metrics to help us evaluate our business.

Subscription ARR

Subscription ARR is calculated as the annualized value of our active subscription contracts as of the measurement date, including cloud-based contracts, assuming any contract that expires during the next 12 months is renewed on existing terms. Our cloud-based contracts include RSC-SaaS and additional solutions such as Ransomware Monitoring & Investigation, Sensitive Data Monitoring & Management, Threat Management & Hunting, Cloud Data Protection, and M365. We believe Subscription ARR illustrates our success in acquiring new subscription customers and maintaining and expanding our relationships with existing subscription customers.

The following table sets forth our Subscription ARR as of the dates presented:

	January 31,
	2021	2022
	(in thousands)
Subscription ARR	$132,063	$271,735

Cloud Annual Recurring Revenue, or Cloud ARR, as a Percentage of Subscription ARR

Cloud ARR as a percentage of Subscription ARR is calculated by dividing Cloud ARR by Subscription ARR. Cloud ARR is calculated as the annualized value of our active cloud-based contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on existing terms. We believe that Cloud ARR provides important information on new and existing customer adoption of RSC-SaaS and additional hosted solutions.

The following table sets forth our Cloud ARR as a percentage of Subscription ARR as of the dates presented:

	January 31,
	2021	2022
Cloud ARR as a percentage of Subscription ARR	16%	27%

Subscription Dollar-Based Net Retention Rate

Our subscription dollar-based net retention rate compares our Subscription ARR from the same set of subscription customers across comparable periods. We calculate our subscription dollar-based net retention rate by first identifying subscription customers, or the Prior Period Subscription Customers, which were subscription customers at the end of a particular quarter, or the Prior Period. We then calculate the Subscription ARR from these Prior Period Subscription Customers at the end of the same quarter of the subsequent year, or the Current Period. This calculation captures upsells, contraction, and attrition since the Prior Period. We then divide total Current Period Subscription ARR by the total Prior Period Subscription ARR for Prior Period Subscription Customers. Our subscription dollar-based net retention rate in a particular quarter is obtained by averaging the result from that particular quarter with the corresponding results from each of the prior three quarters. We believe that our subscription dollar-based net retention rate provides useful information about the evolution of our existing customers and our future growth prospects. For fiscal 2021 and fiscal 2022, as of the end of each quarterly and annual period, our subscription dollar-based net retention rate exceeded 140%.

Customers with $100,000 or More in Subscription ARR

We believe that customers with $100,000 or more in Subscription ARR is a helpful metric in measuring our ability to scale with our customers and the success of our ability to acquire large customers. Additionally, we believe that our ability to increase the number of customers with $100,000 or more in Subscription ARR is a useful indicator of our market penetration and demand for our platform.

The following table sets forth the number of customers with $100,000 or more in Subscription ARR as of the dates presented:

	January 31,
	2021	2022
Customers with $100,000 or more in Subscription ARR	309	628

Non-GAAP Financial Measure

In addition to our results determined in accordance with GAAP, we believe the non-GAAP financial measure of free cash flow is useful in evaluating our operating performance. We use the non-GAAP financial measure of free cash flow to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance. However, non-GAAP financial measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In particular, free cash flow is not a substitute for cash used in operating activities. Additionally, the utility of free cash flow as a measure of our liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less cash used for purchases of property and equipment and capitalized internal-use software. We believe that free cash flow is a helpful indicator of liquidity that provides information to management and investors about the amount of cash generated or used by our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business and strengthening our financial position. One limitation of free cash flow is that it does not reflect our future contractual commitments. Additionally, free cash flow does not represent the total increase or decrease in our cash balance for a given period.

Free cash flow was ($74.6) million and ($103.2) million for fiscal 2021 and fiscal 2022, respectively. After a more prudent approach to investment in fiscal 2021 due to the uncertainty from the impact of the COVID-19 pandemic, we increased our investments in fiscal 2022 to capitalize on the strong demand and momentum for our data security products. Our increased investments were primarily in our global sales and marketing organization to drive Subscription ARR growth, as well as in research and development to continue to innovate and expand our product footprint including the launch of RSC.

The following table presents a reconciliation of free cash flow to net cash used in operating activities for the periods presented:

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Net cash used in operating activities	$(58,742)	$(82,785)
Less: Purchase of property and equipment	(11,138)	(14,986)
Less: Capitalized internal-use software	(4,744)	(5,463)

Free Cash Flow	$(74,624)	$(103,234)

Net cash provided by (used in) investing activities	$(1,597)	$8,417
Net cash provided by financing activities	$137,514	$22,872

Components of Results of Operations

Revenue

We generate revenue primarily from sales of subscriptions and typically invoice our customers at the inception of the contract. We previously sold perpetual licenses for our CDM product, which we no longer offer.

We expect new and existing customers to increasingly purchase subscriptions of RSC-SaaS, which is recognized ratably over the term of the subscription. This expected trend, when combined with the transition of the sale of Rubrik-branded Appliances from us to our contract manufacturers, will limit and cause fluctuations to our revenue growth through fiscal 2025. We primarily measure our business on the basis of Subscription ARR, as we believe it best reflects our actual growth and our growth prospects.

Subscription Revenue

We generate revenue primarily from subscriptions which include subscription term-based licenses with related support services and cloud-hosted services, or SaaS. Our subscription capabilities are primarily sold as editions which bundle multiple solutions into our Foundation Edition, Business Edition, and Enterprise Edition. We also sell stand-alone subscriptions to certain solutions like Ransomware Monitoring & Investigation, Sensitive Data Monitoring & Management, Cloud Data Protection, and M365. Subscription term-based licenses provide our customer with a right to use the software for a fixed term commencing upon delivery to our customer. Our SaaS capability does not provide customers with the right to take possession of our software. Support services are bundled with each subscription term-based license for the term of the subscription.

Subscription revenue related to subscription term-based licenses includes upfront revenue recognized at the later of the start date of the subscription term-based license or the date when the subscription term-based license is delivered. The remainder of the revenue is recognized ratably generally over the subscription period for support services or SaaS. We do not recognize software revenue related to the renewal of subscription term-based licenses earlier than the beginning of the related renewal period. We expect the ratable portion of our subscription revenue to increase as customers adopt RSC-SaaS, which will limit and cause fluctuations to our subscription revenue growth through fiscal 2025. We expect RSC to be the majority of our subscription revenue by the end of fiscal 2024.

Maintenance Revenue

Maintenance revenue represents fees earned from software updates on a when-and-if-available basis, telephone support, integrated web-based support, and Rubrik-branded Appliance maintenance relating to our perpetual licenses. Maintenance revenue is recognized over the term of the service period. As we no longer offer new perpetual licenses, we expect our maintenance revenue to decrease as we drive adoption of RSC-SaaS for existing maintenance customers.

Other Products Revenue

Other products revenue represents fees earned from sales of perpetual licenses, Rubrik-branded Appliances, and professional services. We recognize revenue for the amount allocated to the perpetual software license at the later of the license term start date or the date the license is delivered. Revenue for Rubrik-branded Appliances is recognized when shipped to the customer. When we sell our software license with our Rubrik-branded Appliances, revenue for both the Rubrik-branded Appliances and software license is recognized at the same time. Revenue related to professional services is typically recognized as the services are performed. In the third quarter of fiscal 2023, we began transitioning the sale of Rubrik-branded Appliances from us to our contract manufacturers. Additionally, we no longer offer new perpetual licenses. As a result, we expect other products revenue to significantly decrease over time.

Cost of Revenue

Cost of revenue primarily includes employee compensation and related expenses associated with customer support, certain hosting costs, amortization of capitalized internal-use software, and cost of Rubrik-branded Appliances. We expect our cost of revenue to decrease as we increasingly transition the sale of Rubrik-branded Appliances from us to our contract manufacturers.

Cost of Subscription Revenue

Cost of subscription revenue primarily includes employee compensation and related expenses associated with customer support for our subscription offerings, certain hosting costs, and amortization of capitalized internal-use software. In the several quarters following the completion of this offering, we expect to recognize a portion of stock-based compensation expense related to the equity awards that include a performance-based vesting condition that will be met in connection with this offering. We expect our cost of subscription revenue to increase as our subscription revenue increases.

Cost of Maintenance Revenue

Cost of maintenance revenue primarily includes employee compensation and related expenses associated with customer support from our perpetual licenses. In the several quarters following the completion of this offering, we expect to recognize a portion of stock-based compensation expense related to the equity awards that include a performance-based vesting condition that will be met in connection with this offering. Over the long-term, as we no longer offer new perpetual licenses, we expect our cost of maintenance revenue to decrease as our maintenance revenue decreases.

Cost of Other Products Revenue

Cost of other products revenue primarily includes the cost of Rubrik-branded Appliances and professional services. We expect cost of other products revenue to decrease due to the sales of Rubrik-branded Appliances transitioning from us to our contract manufacturers.

Gross Profit and Margin

Gross profit is revenue less cost of revenue.

Gross margin is gross profit expressed as a percentage of revenue. Our gross margin has been, and will continue to be, affected by a number of factors, including the mix of subscription term-based licenses, SaaS subscriptions, and other products, the timing and extent of our investments in our global customer support organization, certain hosting costs, and the amortization of capitalized internal-use software.

Over the next two years, we expect our total gross margin to fluctuate depending on the factors described above, but long-term, we expect our total gross margin to increase.

Subscription Gross Margin

With increased adoption of RSC-SaaS, we expect SaaS revenue to increase as a percentage of total revenue, which we expect will result in an increase in associated hosting costs. As customers adopt RSC-SaaS, we expect our subscription gross margin to decrease over the next two years before subscription gross margin begins to increase again. This is due to the revenue being recognized ratably over the subscription term rather than a portion being recognized upfront from subscription term-based licenses and associated increases in hosting costs for our SaaS solutions.

Maintenance Gross Margin

We expect maintenance revenue to decrease as a percentage of total revenue, which we expect will result in a decrease in maintenance costs. We expect our maintenance margin to fluctuate as maintenance revenue and related costs decline as customers adopt RSC-SaaS.

Other Products Gross Margin

We expect sales of Rubrik-branded Appliances to decrease as we transition the sale from us to contract manufacturers, which will result in a decrease in associated Rubrik-branded Appliance costs. We expect our other products gross margin to fluctuate as we ceased offering new perpetual licenses and are transitioning the sale of Rubrik-branded Appliances from us to our contract manufacturers.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses. We also incur other non-personnel costs such as colocation and certain hosting costs, office space costs, fees for third-party professional services, and costs associated with software and subscription services. In the several quarters following the completion of this offering, we expect to recognize a portion of stock-based compensation expense related to the equity awards that include a performance-based vesting condition that will be met in connection with this offering. We expect our operating expense as a percentage of revenue to increase in the near term, but over the long term, we expect our operating expenses as a percentage of revenue to decrease. This is due to increasing sales of RSC-SaaS where revenue is recognized ratably over the subscription term, compared to subscription term-based licenses where a portion of revenue is recognized upfront, and transitioning sales of Rubrik-branded Appliances from us to our contract manufacturers.

Research and Development

Research and development expenses consist primarily of employee compensation and related expenses, net of capitalized amounts, and colocation and certain hosting costs. To capture share in the ever-growing data security market, we expect to continuously innovate our platform and product functionality and will continue to invest in research and development. We expect our research and development expenses will continue to increase as our business grows. We also expect our research and development expenses as a percentage of revenue to increase in the near term, but over the long term, we expect our research and development expenses as a percentage of revenue to decrease.

Sales and Marketing

Sales and marketing expenses consist primarily of employee compensation and related expenses including sales commissions, marketing programs, and travel-related costs. We expect our sales and marketing expenses will increase over time and continue to be our largest operating expense for the foreseeable future as we expand our sales force, increase our marketing efforts, and expand into new markets. We also expect our sales and marketing expenses as a percentage of revenue to increase in the near term, but over the long term, we expect our sales and marketing expenses as a percentage of revenue to decrease.

General and Administrative

General and administrative expense consists primarily of employee compensation and related expenses for administrative functions, including finance, legal, human resources, information technology, and fees for third-party professional services. Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for investor relations and professional services. We also expect that our general and administrative expenses will increase as our business grows. We also expect our general and administrative expenses as a percentage of revenue to increase in the near term, but over the long term, we expect our general and administrative expenses as a percentage of revenue to decrease.

Interest Income

Interest income consists primarily of interest income earned on our cash equivalents and investments.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign exchange gains and losses.

Income Tax Expense

Income tax expense consists primarily of income taxes in certain foreign jurisdictions in which we conduct business, as well as state income taxes in the United States. We have recorded deferred tax assets for which we provide a full valuation allowance, which includes net operating loss carryforwards and tax credits. We expect to maintain this full valuation allowance for the foreseeable future as it is more likely than not that some or all of those deferred tax assets may not be realized based on our history of losses.

Results of Operations

The following tables summarize our consolidated statements of operations data for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Revenue
Subscription	$163,482	$260,543
Maintenance	89,602	91,015
Other products	134,667	154,590

Total revenue	387,751	506,148

Cost of revenue
Subscription(1)	17,093	32,385
Maintenance(1)	20,326	20,463
Other products(1)	69,964	100,115

Total cost of revenue	107,383	152,963

Gross profit	280,368	353,185
Operating expenses
Research and development(1)	127,360	159,576
Sales and marketing(1)	268,395	355,492
General and administrative(1)	93,720	87,907

Total operating expenses	489,475	602,975

Loss from operations	(209,107)	(249,790)
Interest income	2,421	1,530
Other income (expense), net	(905)	(1,301)

Loss before income taxes	(207,591)	(249,561)
Income tax expense	5,497	4,843

Net loss	$(213,088)	$(254,404)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Cost of revenue
Subscription	$189	$1,175
Maintenance	423	816
Other products	129	485
Research and development	12,302	16,064
Sales and marketing	7,799	15,050
General and administrative	23,138	11,476

Total stock-based compensation expense*	$43,980	$45,066

*

In connection with secondary sales of our common stock, stock-based compensation expense for fiscal 2021 and fiscal 2022 included $22.6 million and $32.3 million of expense, respectively, related to the amount paid in excess of the estimated fair value of common stock as of the date of the transactions. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for further details.

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Fiscal Year Ended January 31,
	2021	2022
Revenue
Subscription	42%	51%
Maintenance	23	18
Other products	35	31

Total revenue	100	100

Cost of revenue
Subscription	5	6
Maintenance	5	4
Other products	18	20

Total cost of revenue	28	30

Gross margin	72	70
Operating expenses
Research and development	33	32
Sales and marketing	69	70
General and administrative	24	17

Total operating expenses	126	119

Loss from operations	(54)	(49)
Other income/expense
Interest and other income	0	0
Other income (expense), net	0	0

Total other (income)/expense	0	0

Loss before income taxes	(54)	(49)
Income tax expense	1	1

Net loss	(55)%	(50)%

Comparison of Fiscal 2021 and Fiscal 2022

Revenue

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Revenue
Subscription	$163,482	$260,543
Maintenance	89,602	91,015
Other products	134,667	154,590

Total revenue	$387,751	$506,148

Subscription revenue grew from $163.5 million in fiscal 2021 to $260.5 million in fiscal 2022, representing a $97.1 million, or 59%, increase. Our Subscription ARR grew from $132.1 million as of January 31, 2021 to $271.7 million as of January 31, 2022, representing a 106% increase. Approximately         % of this increase was from sales to new customers and the remaining increase was attributable to sales to existing customers. A further indication of our ability to expand revenue from existing customers is through our subscription dollar-based net retention rate, which exceeded 140% as of January 31, 2021 and 2022. We had 628 customers with $100,000 or more in Subscription ARR as of January 31, 2022, increasing from 309 as of January 31, 2021.

Maintenance revenue associated with sales of perpetual licenses of our legacy CDM product grew from $89.6 million in fiscal 2021 to $91.0 million in fiscal 2022, representing 23% and 18% of total revenue for the respective periods. Maintenance revenue increased by $1.4 million, or 2%, in fiscal 2022 as compared to fiscal 2021. This increase is attributable to renewals of maintenance contracts at a higher contract value and sales of perpetual licenses. We expect our maintenance revenue to decrease as we no longer offer new perpetual licenses and as we drive existing maintenance customers to adopt RSC subscription offerings.

Other products revenue, which consists primarily of sales of perpetual licenses, Rubrik-branded Appliances, and professional services, grew from $134.7 million in fiscal 2021 to $154.6 million in fiscal 2022, an increase of $19.9 million, or 15%. This increase is primarily attributable to an increase in sales of our Rubrik-branded Appliances in connection with our subscription offerings as we had not transitioned the sale of the Rubrik-branded Appliances from us to our contract manufacturers in fiscal 2022. We expect our other products revenue to decrease as we no longer offer new perpetual licenses and are transitioning the sale of Rubrik-branded Appliances from us to our contract manufacturers.

Cost of Revenue

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Cost of revenue
Subscription	$17,093	$32,385
Maintenance	20,326	20,463
Other products	69,964	100,115

Total cost of revenue	$107,383	$152,963

Cost of subscription revenue increased by $15.3 million, or 89%, in fiscal 2022 as compared to fiscal 2021, primarily due to growth in our customer support organization which resulted in an increase of $6.2 million, and the development and launch of more SaaS solutions, which resulted in increases of $2.8 million in hosting costs and $1.8 million in amortization of capitalized internal-use software.

Cost of maintenance revenue increased by $0.1 million, or 1%, in fiscal 2022 as compared to fiscal 2021, due to growth in our customer support organization.

Cost of other products revenue increased by $30.2 million, or 43%, in fiscal 2022 as compared to fiscal 2021, primarily due to the sale of Rubrik-branded Appliances that resulted in an increase of $24.9 million.

Gross Profit and Gross Margin

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Gross profit
Subscription	$146,389	$228,158
Maintenance	69,276	70,552
Other products	64,703	54,475

Total gross profit	$280,368	$353,185

	Fiscal Year Ended January 31,
	2021	2022
Gross margin
Subscription	90%	88%
Maintenance	77	78
Other products	48	35
Total gross margin	72%	70%

Subscription gross margin decreased to 88% in fiscal 2022 from 90% in fiscal 2021 as revenue became increasingly ratable with customer adoption of our SaaS solutions, and due to growth in our customer support organization and hosting costs associated with our development and launch of more SaaS solutions.

Maintenance gross margin increased to 78% in fiscal 2022 from 77% in fiscal 2021 due to renewals of maintenance contracts at a higher contract value.

Other products gross margin decreased to 35% in fiscal 2022 from 48% in fiscal 2021 due to a decrease in sales of perpetual licenses.

Operating Expenses

Research and Development

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Research and development	$127,360	$159,576

Research and development expenses increased by $32.2 million, or 25%, in fiscal 2022 as compared to fiscal 2021. Employee compensation and related expenses increased by $27.5 million due to an increase in headcount as we continued to release new products and develop and enhance the functionalities of our existing products. The increase included $3.8 million in stock-based compensation expense primarily resulting from secondary sales of our common stock offset by equity awards becoming fully vested. The remainder of the increase was primarily attributable to increased colocation and hosting fees of $2.6 million incurred in developing our new and existing products.

Sales and Marketing

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Sales and marketing	$268,395	$355,492

Sales and marketing expenses increased by $87.1 million, or 32%, in fiscal 2022 as compared to fiscal 2021. Employee compensation and related expenses increased by $68.7 million due to an increase in headcount which includes an increase in sales commissions of $25.4 million from sales growth and a $7.3 million increase in stock-based compensation expense primarily driven by secondary sales of our common stock. The remainder of the increase was primarily attributable to increased marketing and pipeline generation activities of $16.5 million and travel and entertainment related expenses of $2.0 million.

General and Administrative

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
General and administrative	$93,720	$87,907

General and administrative expenses decreased by $5.8 million, or 6%, in fiscal 2022 as compared to fiscal 2021. Employee compensation and related expenses decreased by $5.2 million due to an $11.7 million decrease in stock-based compensation expense primarily driven by secondary sales of our common stock, offset by a $6.5 million increase in expenses driven by headcount growth to support the growth in our overall business.

Interest Income

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Interest income	$2,421	$1,530

Interest income decreased by $0.9 million, or 37%, in fiscal 2022 as compared to fiscal 2021. The decrease was primarily attributable to lower cash, cash equivalents, and investments balances.

Other Income (Expense), Net

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Other income (expense), net	$(905)	$(1,301)

Other income (expense), net decreased by $0.4 million, or 44%, in fiscal 2022 as compared to fiscal 2021. The increase in expense was primarily attributable to foreign currency transactions and related expenses.

Income Tax Expense

	Fiscal Year Ended January 31,
	2021	2022
	(in thousands)
Income tax expense	$5,497	$4,843

Our income tax expense decreased by $0.7 million, or 12%, in fiscal 2022 as compared to fiscal 2021, primarily due to deductions taken against income in foreign tax jurisdictions. We maintain a full valuation allowance on our U.S. deferred tax assets, and the significant components of the tax expense recorded are current cash tax expenses primarily in various foreign jurisdictions. Current cash tax expenses are impacted by each jurisdiction’s corporate tax rates, laws on the timing of recognition of income and deductions, and availability of net operating losses and tax credits. Our effective tax rate may fluctuate significantly on a quarterly basis and could be adversely affected to the extent that earnings are lower than anticipated in countries that have lower statutory tax rates and higher than anticipated in countries that have higher statutory tax rates.

Liquidity and Capital Resources

To date, we have financed our operations principally through private placements of our redeemable convertible preferred stock, our revolving credit facility, and payments received from customers. Our billings are subject to seasonality, with billings in the fourth quarter being substantially higher than in the other three quarters. As of January 31, 2022, we had cash, cash equivalents, and short-term investments of $138.8 million. Our cash equivalents and investments primarily consist of money market funds, U.S. treasuries, commercial paper, corporate bonds, and U.S. government agencies securities. We have generated significant operating losses from our operations as reflected in our accumulated deficit of $(1,050.6) million as of January 31, 2022, and negative cash flows from operations in fiscal 2022. We expect to continue to incur operating losses over the next few years, and our operating cash flows may fluctuate in the foreseeable future due to the investments we intend to make as described above, and as a result, we may require additional capital resources to execute strategic initiatives to grow our business.

We believe that our existing cash and cash equivalents will be sufficient to fund our operating and capital needs for at least the next 12 months.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, including the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the introduction of new and enhanced products, and the continuing market adoption of our platform. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition, and operating results would be adversely affected.

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended January 31
	2021	2022
	(in thousands)
Net cash used in operating activities	$(58,742)	$(82,785)
Net cash provided by (used in) investing activities	$(1,597)	$8,417
Net cash provided by financing activities	$137,514	$22,872

Operating Activities

Our largest source of operating cash is payments received from our customers. Our primary uses of cash from operating activities are for employee compensation and related expenses, sales commissions, fees for third-party professional services, colocation and hosting costs, and marketing programs.

Net cash used in operating activities during fiscal 2022 of $82.8 million resulted primarily from a net loss of $(254.4) million, partially offset by $83.3 million of amortization of deferred commissions, $45.1 million of non-cash stock-based compensation expense, and $21.3 million for depreciation, amortization, and impairment expense, and $16.4 million of net cash inflow from changes in operating assets and liabilities. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $171.2 million increase in deferred revenue, resulting primarily from increased billings and a $16.2 million increase in accrued expenses and other liabilities. The cash inflow was partially offset by a $124.2 million increase in deferred commissions and $51.4 million increase in accounts receivable, due to increased sales.

Net cash used in operating activities during fiscal 2021 of $58.7 million resulted from a net loss of $(213.1) million, partially offset by $63.2 million of amortization of deferred commissions, $44.0 million of non-cash stock-based compensation expense, $19.2 million of depreciation, amortization, and impairment expense, and $24.6 million of net cash inflow from changes in operating assets and liabilities. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $68.7 million increase in deferred revenue, resulting primarily from increased billings and a $62.8 million increase in accrued expenses and other liabilities. The cash inflow was partially offset by a $79.6 million increase in deferred commissions due to increased sales and a $21.3 million increase in prepaid expenses and other assets.

Investing Activities

Net cash provided by investing activities during fiscal 2022 of $8.4 million resulted from $173.2 million in proceeds from maturities and sales of investments, offset by $144.3 million in purchases of investments, $15.0 million in purchases of property and equipment, and $5.5 million in capitalized internal use software.

Net cash used in investing activities during fiscal 2021 of $1.6 million resulted from $111.9 million in purchases of investments, $11.1 million in purchases of property and equipment, $4.7 million in capitalized internal software development costs, and $1.5 million in cash paid for a business combination offset by $127.6 million in proceeds from maturities and sales of investments.

Financing Activities

Net cash provided by financing activities of $22.9 million during fiscal 2022 was primarily due to $15.0 million in proceeds from the issuance of redeemable convertible preferred stock, net of issuance costs, and $9.2 million from the exercise of stock options.

Net cash provided by financing activities of $137.5 million during fiscal 2021 was primarily due to $131.4 million in proceeds from the issuance of redeemable convertible preferred stock, net of issuance costs, and $6.6 million from the exercise of stock options.

Contractual Obligations and Commitments

Our commitments consist of real estate and datacenter arrangements. As of January 31, 2022, on an undiscounted basis, $7.4 million is due in the next 12 months and $29.3 million is due thereafter. In addition, we entered into a revolving credit facility in June 2022 and have debt obligations related to $175.0 million aggregate principal amount of term loan due in fiscal 2028 and the interest payments associated with the term loan are due quarterly. The interest payments are determined based on our selection of the type of loan and/or the duration of the interest period with a minimum floor of 5.5% annual interest rate. We have the option to elect to fund up to 100% of the interest payments with additional term loan subject to an increase of the annual interest rate of 0.5% for a duration of up to 180 days. The annual interest rate can also decrease if we achieve certain financial targets. We have the option to prepay the term loan subject to a prepayment penalty that ranges from 0.0% to 3.0% of the outstanding balance depending on the time in which the prepayment occurs.

In June 2021, we entered into an agreement with a vendor whereby we committed to spend $220 million over a six-year period ending June 2027. The vendor agreement gives us an option to extend the effective time period by up to a total of four more years by applying the spending commitment to additional purchases.

The contractual commitment amounts above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included above. Purchase orders issued in the ordinary course of business are not included above, as our purchase orders represent authorizations to purchase rather than binding agreements.

Quantitative and Qualitative Disclosures About Market Risk

We have operations in the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Interest Rate Risk

As of January 31, 2022, we had cash, cash equivalents, and short-term investments of $138.8 million. In addition, we had restricted cash of $4.7 million primarily in connection with non-cancelable operating lease agreements for our office spaces and as deposit serving as collateral for our corporate credit card program. Our cash, cash equivalents, and short-term investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income. A hypothetical 10% increase or decrease in interest rates would not have a material effect on the fair market value of our portfolio.

Currency Risk

Our reporting currency is the U.S. dollar and the functional currency for all of our foreign subsidiaries are the respective local currencies. All of our sales contracts are denominated in U.S. dollars. A portion of our operating expenses are incurred outside of the United States, denominated in foreign currencies, and subject to fluctuations due to changes in foreign currency exchange rates. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have a material impact on our results of operations.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Common Stock Valuations

The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and reference to contemporaneous unrelated independent third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock. These factors include:

•	the results of contemporaneous unrelated third-party valuations of our common stock at periodic intervals;

•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of its common stock;

•	the lack of marketability of our common stock;

•	our actual operating and financial results;

•	our current business conditions and projections;

•	market multiples of comparable companies in our industry;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•	recent secondary stock sales transactions; and

•	macroeconomic conditions.

The determination of the fair value of our common stock involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations and may have a material impact on the valuation of our common stock.

Following this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the stock exchange on which we are listed.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Overview

We are on a mission to secure the world’s data.

Cyber breaches are inevitable. Realizing that cyberattacks ultimately target data, we created Zero Trust Data Security to deliver resiliency in the face of cyberattacks. We believe that the future of cybersecurity is data security—if your data is secure, your business is secure.

We built Rubrik Security Cloud, or RSC, with a Zero Trust design to secure data across enterprise (private cloud), cloud, and SaaS applications. RSC combines data protection and cyber resilience into a cloud native SaaS platform that detects, analyzes, and remediates data security risks and malicious user activities. We contain security threats and orchestrate rapid recoveries without malware reinfection. Our platform enables organizations to confidently accelerate digital transformation and leverage the cloud to realize business agility.

Traditional cybersecurity approaches have failed to not only prevent but also provide recovery from increasingly rampant and sophisticated cyberattacks. At the same time, legacy data management solutions have significant shortfalls in addressing data security as they were primarily built to manage copies of data for operational and natural disaster recoveries. They were not designed to enable reliable recovery from cyber events, nor were they designed to deliver security intelligence from data to prevent, analyze, and remediate emergent data threats.

Architecture matters when it comes to securing data. We combined data management and security into a single platform built with a Zero Trust architecture, shrinking the attack surface that exists with legacy solutions. Our Zero Trust Data Security platform assumes the information technology infrastructure will be breached, and nothing can be trusted without authentication. We record the evolution of data as a time-series in an immutable format, preserving data integrity and making data accessible even when applications are compromised. Our data threat engine powered by machine learning analyzes this time-series to derive security intelligence from data and automatically provides remediation recommendations. Automation is at the core of our product design ethos. Our automated policy-driven platform delivers data security enforcement, incident response orchestration, and API integrations with the broader security ecosystem.

RSC is designed with the following guiding principles:

•	Data resilience. Data is made secure and readily accessible to withstand cyberattacks, malicious insiders, and operational disruptions.

•	Data observability. Data is continuously monitored to identify, contain, and remediate emergent security risks, such as ransomware, sensitive data exposure, and cyberthreats.

•	Data remediation. Points of infection are identified, threats are contained, and impacted data assets are rapidly recovered without malware reinfection.

Our business is indexed to data growth. Our customers’ need for our solutions grows in lockstep with their data growth and their need for additional security capabilities. We primarily sell subscriptions to RSC through our sales team and partner network and employ a land and expand sales strategy. RSC can secure data across enterprise, cloud, and SaaS applications, creating multiple points of entry to land a customer. After the initial purchase, our customers often expand the deployment of our platform within their organization. Expansion happens along three vectors: the growth of data within applications already managed by Rubrik; new applications secured; and extension of capabilities across data resilience, data observability, and data remediation. This expansion is driven by a natural flywheel effect in which the value of our platform increases as our customers’ data grows across various applications. As organizations manage more data with RSC, they gain deeper insights into their data, strengthen their overall security posture, and reduce compliance risk. Our subscription dollar-based net retention rate exceeded 140% as of January 31, 2021 and 2022, and as of January 31, 2021 and 2022, the number of customers generating more than $100,000 in Subscription ARR was 309 and 628, respectively.

Our platform’s scalable architecture and broad applicability allows us to serve organizations of all sizes across a wide range of industries and geographies. As of January 31, 2022, we had more than 3,900 customers, increasing from approximately 3,000 customers as of January 31, 2021.

Organizations around the world rely on Rubrik to achieve business resilience in the face of cyberattacks, malicious insiders, and operational disruptions. As a result, we have experienced rapid growth, with our total revenue increasing from $387.8 million in the fiscal year ended January 31, 2021, or fiscal 2021, to $506.1 million in the fiscal year ended January 31, 2022, or fiscal 2022. We measure our business on the basis of Subscription ARR. Subscription ARR illustrates our success in acquiring new subscription customers and maintaining and expanding our relationships with existing subscription customers. Our Subscription ARR has grown from $132.1 million as of January 31, 2021 to $271.7 million as of January 31, 2022, representing a 106% increase. We have continued to invest in growing our business and advancing our solutions to capitalize on our market opportunity. As a result, in fiscal 2021 and fiscal 2022, we incurred net losses of $(213.1) million and $(254.4) million, respectively. In fiscal 2021 and fiscal 2022, operating cash flow was $(58.7) million and $(82.8) million, and free cash flow was $(74.6) million and $(103.2) million, respectively.

Industry Background

We believe that data is every organization’s most important asset. Accelerated digitization is creating an enormous volume of data and fragmenting it across enterprise, cloud, and SaaS applications, exposing a sprawling attack surface easily exploited by malicious actors. The relentless pace and success of cyberattacks indicates that most organizations lack a comprehensive cybersecurity approach to securing their data assets.

To stay ahead of malicious actors, organizations have adopted various Zero Trust security models and solutions. However, these approaches are largely limited to securing infrastructure (network, applications, endpoints, etc.) while data remains vulnerable. This problem is exacerbated by the increase in cyberattacks, such as ransomware. Organizations need to rethink their cybersecurity strategy to achieve business resilience that withstands cyber breaches. Since cyberattacks target data, securing data provides the ultimate business resilience because organizations can reconstitute their business with data. Therefore, a complete cybersecurity strategy requires not only infrastructure security, but also data security. Since infrastructure is frequently compromised, organizations require solutions that implement Zero Trust for data, ensure data remains accessible during adverse conditions, and uphold data integrity even when infrastructure is compromised or attacked.

We believe the following industry trends are driving a need for a new approach to data security:

Due to accelerated digitization, cloud adoption, and rapid data growth, organizations manage extensive, valuable data estates that are vulnerable to malicious actors.

•

Accelerated digitization. Organizations are racing to deliver digital customer experiences, digitize operations, and implement new workforce models to drive higher productivity. Customers expect near-instantaneous service delivery, and employees expect tools that allow them to work on any device from anywhere. The proliferation of new technologies has resulted in an increasingly complex web of relationships among people, services, systems, and data, all of which have expanded the cyberattack surface area.

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Cloud and SaaS adoption. As more organizations embrace numerous cloud and SaaS applications to reduce time to market and compete in the marketplace, the IT environment continues to become more fragmented. According to a study conducted by Netskope, among the enterprises surveyed, enterprises average more than 1,000 cloud services, indicating that more data than ever is being created, transferred, and used across an ever-expanding web of enterprise, cloud, and SaaS applications. As a result, organizations lose visibility and control over where their data resides, how it is used, and who is using it.

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Data value is increasing. Since data fuels organizational innovation, growth, and differentiation in the digital economy, it continues to become an even more valuable asset. Organizations make business shifts based on customer behavioral data, drive innovation from intellectual property data, and increase operational efficiencies using financial data. The value of data further increases through a regulatory lens as organizations secure, manage, and govern their data to be compliant with industry and data privacy regulations (e.g., HIPAA, PCI, GDPR, CCPA). As data value increases, organizations face a growing threat of cyberattacks intent on exfiltrating data assets.

Our digital economy demands organizations to have 24x7 application availability and resilience against cyberattacks, faults, and failures.

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24x7 application availability is a business requirement. Organizations must ensure that their applications are available 24x7 to meet the demands of both customers and employees. Application availability requires organizations to withstand cyberattacks, malicious insiders, and operational disruptions. When business application continuity is disrupted, customer experiences and operational efficiency suffer. Since data is the lifeblood of applications, data availability is necessary for the continued functioning of business operations during adverse conditions.

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Cyberattacks are increasing in scale and sophistication. As organizations amass valuable data, malicious actors have increased their efforts to exploit it. Whether targeting end-customer data, or holding organizations hostage through breaches, cyber criminals and hostile state actors are putting organizations at growing risk. This is accomplished through a variety of new methods and attack vectors, all employed to access the sensitive troves of data that organizations rely upon. Over 1,800 data breaches were reported in 2021, the highest number ever recorded, according to Identity Theft Resource Center. As long as there is a financial incentive for cyberattacks, no industry is safe. Organizations must evolve their cybersecurity strategy to solve for business resilience instead.

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Emergence of new infrastructure security paradigms. The increase in surface area for a potential cyberattack and the explosion of intrusions have driven increased cybersecurity budgets and new approaches to security. Attacks are becoming even more sophisticated, exposing security weaknesses in areas such as identity management and the software supply chain. This has forced business leaders, CIOs, and CISOs to actively manage cyber risk, as opposed to retroactively managing data breaches. In response, organizations have evolved from using a full-trust, perimeter-guarding security approach to a more stringent Zero Trust infrastructure security model that denies access by default. Despite this, cyber events continue to occur, and infrastructure security solutions cannot help reconstitute the business in the event of a cyber breach.

Organizations must comply with a growing and ever-evolving data compliance and regulatory landscape.

•

Data compliance has become increasingly difficult. Compliance mandates for protecting sensitive data and user access are continually evolving and proliferating. Regulations such as the EU GDPR and CCPA have increased the regulatory burden on organizations and made it increasingly costly to manage data compliance. EU GDPR came into effect in May 2018 and put consumer data privacy at center stage for the world. Shortly after, California pioneered data privacy legislation in the United States with CCPA, a more stringent and protective act that increased costs and complexity for businesses collecting personal information in California. As cyberattacks increase, stricter regulations and higher penalties are likely to ensue.

The culmination of these trends places organizations and their data assets at continuous risk. While organizations have increased security budgets and adopted advanced defenses, keeping up with evolving cyber threats remains a challenge as infrastructure continues to be compromised and data is breached. Securing data necessitates a new approach.

Limitations of Current Technologies

Current products and technologies struggle to meet the data security needs of today’s organizations. Traditional cybersecurity approaches focus on preventing and detecting security incidents impacting the information technology infrastructure while data protection and recovery remain outside the scope of security operations. Traditional data management products are focused on data backup and are not focused on security. They are built on a legacy architecture that can be easily compromised, resulting in unreliable data recovery. These shortcomings weaken an organization’s security posture by not providing comprehensive business resiliency in the face of cyberattacks, malicious insiders, and operational disruptions.

Current products and technologies are limited by some or all of the following:

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Built for security or for data management, but not both. Existing security products primarily focus on prevention, detection, and investigation of security threats to infrastructure—perimeter, network, applications, endpoints, and identity—but not the data itself. Existing data management solutions focus on creating copies of data for recovery from human errors and operational disruptions, but the data remains vulnerable to security breaches and malicious insiders. These legacy providers have not traditionally invested in data security capabilities, such as identifying, analyzing, and remediating security incidents within the data. The gap between security and data management leaves organizations vulnerable to cyberattacks and malicious insiders.

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Inability to surface data security incidents for security operations. Data security incidents are typically not integrated into security operations, which traditionally have focused on infrastructure security. Existing security products primarily focus on security incidents in infrastructure breaches and lack context of the targeted asset, which is data. This gap in coverage represents a critical lapse in an organization’s security posture.

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Inability to recover data after a cyberattack. Existing data management technologies are not built to recover data after a cyberattack, such as ransomware. They often rely on backup data that has been compromised during a ransomware attack. These legacy technologies are built on a full trust architecture that can be bypassed without detection. The usage of insecure protocols with weak authentication mechanisms exposes data to corruption, theft, and deletion by cyberattacks and bad actors.

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Not built to manage and provide a unified view of hybrid multi-cloud environments. Most data management products were designed before the widespread adoption of cloud and SaaS. Today’s organizations deploy several cloud and hybrid solutions for mission-critical services, such as customer relationship management, enterprise resource planning, and billing. The fragmentation across enterprise, cloud, and SaaS applications results in increasingly complex IT environments to manage and secure.

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Inability to provide deep visibility and understanding of disparate data sources over time. Existing solutions were not designed to identify and continuously monitor for sensitive content and exposure, anomalies, and scope of attack across time. An inability to understand where sensitive data sits, the timeline of an attack, and attack blast radius introduces the risk of double extortion attacks, malware reinfection, and lengthy recovery times.

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Inability to automate mass recovery orchestration of diverse data sources without malware reinfection. Existing technologies are not built to easily restore business operations at scale, let alone after cyberattacks, and are not designed to avoid malware reinfection during recovery. To quickly restore business operations, organizations must have both the scale of mass recovery and the ability to quarantine infected data. Existing technologies lack threat hunting and containment capabilities and may expose organizations to malware reinfection when orchestrating mass recoveries.

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Existing solutions’ full trust security model increases software supply chain risk. Existing data management technologies employ a multi-tier architecture with a full trust security model, relying on insecure network protocols that introduce a security risk to data under management. With a multi-tier architecture, organizations must rely on numerous disparate products to secure and manage their data, creating a web of complexities and structural weak points at the intersection of siloed software. These interdependencies introduce unnecessary software supply chain risk into an organization’s security posture.

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Difficult to use at scale and across data sources. Existing technologies become more complex to use when managing large and diverse data sets due to lack of automation, sophisticated policy engines, and ability to support heterogeneous environments. Configuring and administering data policies to meet service-level agreements, or SLAs, and security requirements become operationally complex as data volume grows. Managing data across enterprise, cloud, and SaaS applications often requires a patchwork of siloed tools. A highly fragmented approach introduces a higher risk of costly configuration errors, makes it more difficult to ensure consistent data policies are applied, and impedes recovery times from cyberattacks, malicious insiders, and operational disruptions.

Our Data Security Platform

Rubrik has a unique and purpose-built Zero Trust Data Security approach to help organizations achieve business resilience against cyberattacks, malicious insiders, and operational disruptions. Despite investment in security tools focused on infrastructure security, encompassing networks, applications, endpoints, and identity, cyber incidents continue unabated. We believe a comprehensive cybersecurity strategy requires data security in addition to traditional infrastructure security approaches. We enable organizations to implement a Zero Trust framework at the data layer, deliver data availability that withstands the aforementioned adverse conditions, and uphold data integrity even when infrastructure is compromised or attacked.

RSC, built with a Zero Trust design, automates policy management and enforcement throughout the data lifecycle, delivers threat containment, and orchestrates rapid recovery. Our platform’s capabilities detect and analyze security risks posed by sensitive data, data change anomalies, and abnormal or malicious user activity, allowing organizations to harden their security posture.

RSC is a cloud native SaaS platform that secures data across enterprise, cloud, and SaaS applications, including:

•	Enterprise. VMware, Microsoft Hyper-V, Microsoft SQL Server, Oracle, Microsoft Windows, Nutanix, Kubernetes, Cassandra, MongoDB, Linux, UNIX, AIX, NAS, Epic, SAP HANA.

•	Cloud/SaaS. GCP, Azure, AWS, M365.

RSC supports a wide range of use cases, including: protection and recovery from cyberattacks, malicious insiders, and operational disruptions; orchestration of recovery, failover/failback testing, and cloud migration; sensitive data classification and monitoring for governance, regulatory compliance, and data breaches; and identification, containment, and remediation of ransomware and other security threats.

Architecture Matters

We believe the following attributes of our platform architecture allow us to offer our customers a differentiated approach to data security:

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Zero Trust Design. We employ Zero Trust principles to prevent threats at the data layer. Our use of native immutability, secure protocols, logical air gap, encryption, role-based access controls, multi-factor authentication, and native services uphold data integrity and availability.

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Metadata and Time-Series Data. Our platform is designed to offer a comprehensive view of data and its attributes over time, allowing customers to understand changes in their environments and take corrective actions to uphold data integrity and availability.

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Data Threat Engine. We have developed a proprietary machine learning and artificial intelligence based data threat monitoring and management engine to surface anomalous emergent activities and indicators of data breaches.

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Automation. Core to our product design ethos is automation. To consistently secure and manage data at scale, our platform delivers automated end-to-end policy management and enforcement, orchestration of security incident response, and API integrations.

Our Competitive Advantages

Key differentiating elements of our platform and approach include:

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Zero Trust architectural design for data security. We apply Zero Trust principles to the design of our architecture to prevent threats at the data layer. We have designed our architecture to eliminate trust throughout. Our usage of native immutability, secure protocols, logical air gap, encryption, role-based access controls, multi-factor authentication, and native services allows us to preserve data integrity and reduce software supply chain risk. As a result, we can deliver data availability that withstands adverse conditions and allows businesses to restore their data when infrastructure is attacked.

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Ability to surface data security incidents for security operations. We have designed our platform to be extensible with our customers’ existing infrastructure security technologies. Our API-first architecture surfaces data context, data relationships, and data security incidents to help security operations investigate, respond, and recover faster from cyber threats. Our differentiated approach allows us to integrate end-to-end with an array of cybersecurity solutions, extending protection from the perimeter to the data layer.

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Built to enable continuing operations following cyberattacks and other security incidents. Our platform combines data security and automation to deliver fast data recovery even when applications are compromised by cyberattacks, malicious insiders, and operational disruptions. Our underlying architecture is built on Zero Trust design, assumes that infrastructure will inevitably be compromised, and data must always be available with the right authentication to achieve business resilience.

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Built to detect and analyze anomalies, sensitive data, and security threats. Our platform uses machine learning to analyze data and continuously monitor for ransomware, identify the timeline of an attack, and assess the attack blast radius. Our platform also surfaces where sensitive data resides to help organizations enforce data governance, facilitate compliance with data privacy and residency regulations, and reduce data exfiltration risk.

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Ability to automatically orchestrate mass recoveries without malware reinfection. Our platform is built to automate complex application and data recovery workflows for organizations to achieve business resilience in the event of cyber disasters, operational disruptions, and cloud migration operations. Our platform allows organizations to configure blueprints to define the recovery process of applications and data while minimizing downtime and data loss. Our ability to quarantine infected data allows us to orchestrate mass recoveries without malware reinfection.

•	Radical simplicity at scale. From the beginning, we have built our platform to be easy to use from deployment to ongoing operations, even when managing complex environments at large scale.

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Fully extensible, API-first platform with a broad ecosystem of compatibility. Our platform is built on APIs that enable complete extensibility to integrate with an organization’s ecosystem of technologies and systems. Our API-first architecture and pre-built integrations allow customers to integrate data security and data policy management into self-service automation, infrastructure as code, centralized monitoring, log management, and security operations.

Key Benefits to Our Customers

Leading businesses, governments, and public entities around the world and across all industries and segments choose Rubrik to:

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Achieve cyber and operational resilience. Our platform allows organizations to continue business operations even when data and applications are compromised by cyberattacks, malicious insiders, and operational disruptions. From the beginning, we have built our platform with the assumption that security breaches are inevitable and that data availability and integrity must be maintained to minimize business downtime and data loss.

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Strengthen data security posture. Our platform helps organizations manage security threats with detection and analysis of security risks. We combine machine learning and threat intelligence to detect data anomalies and unusual behavior, analyze the blast radius of impact, automate ransomware monitoring, and rapidly recover impacted data. Our ability to continuously discover and classify sensitive data helps reduce the risk of data exfiltration. Our ransomware and sensitive data monitoring can be integrated into security operations’ automated playbooks for managing and mitigating ransomware attacks.

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Secure, govern, and recover data across hybrid multi-cloud and SaaS applications. We recognize that organizations are in various stages of their cloud and SaaS journey, and are accumulating data across enterprise, cloud, and SaaS applications. Our platform provides a consistent, policy managed experience across hybrid multi-cloud and SaaS environments, allowing organizations to uniformly deliver data security, governance, and recovery.

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Comply with data regulations. Our platform continuously discovers and classifies sensitive data, which provides increasing value to organizations as more data is accumulated across enterprise, cloud, and SaaS applications. This allows organizations to facilitate compliance with evolving data privacy and security regulations, such as GDPR, and reduce risk of double extortion ransomware attacks.

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Catalog and govern data assets. We provide a single platform for complete visibility and management as organizations accumulate more data across enterprise, cloud, and SaaS applications. We help organizations understand what data they have, where that data resides, and who has access to that data. As a result, our customers can quickly shrink their attack surface, reduce risk of security breaches, and accelerate industry regulatory compliance.

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Improve operational efficiency. As organizations adopt hybrid multi-cloud and SaaS strategies, they encounter many different tools, interfaces, and workflows. Organizations can streamline and standardize data security and management operations with our unified policy automation engine and workflows. This reduces the need for employee training, simplifies security and governance challenges, provides reliable and rapid recoveries, and makes it easier to manage exponential data growth and the accumulation of diverse data sources.

Our Growth Strategy

Key elements of our growth strategy include:

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Continuing to grow our cloud solution. We believe there is a large and growing market opportunity for our multi-tenant, cloud-native solution, RSC, as more organizations and customers move their applications and data to the cloud. We plan to continue to invest in the development of RSC, as well as our accompanying go-to-market motion to capitalize on this meaningful opportunity.

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Growing our customer base. We grew our customer base from approximately 3,000 as of January 31, 2021 to over 3,900 as of January 31, 2022. As cyberattacks increase in scale and sophistication amidst accelerated digitization and ever-evolving data regulations, organizations are rethinking how to secure data across various data sources. We believe we will continue to acquire new customers based on our ability to drive cyber resilience, data security posture management, and regulatory compliance.

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Expanding within our customer base. Our existing customer base represents a significant growth opportunity. As our customers accelerate digitization, they adopt more applications and generate more data that must be secured and readily available. We expect to expand our data security and management capabilities to cover additional scale and scope of data, in addition to cross-selling data governance and compliance capabilities.

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Innovating and extending our product leadership. We have a history of creating and introducing disruptive technologies that help our customers achieve business resilience. We intend to continue making significant investments in research and development as well as hiring top technical talent to further increase our product differentiation.

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Growing and harnessing our partner ecosystem. We plan to continue investing in building out and leveraging our partner ecosystem to broaden our distribution footprint, drive more platform usage, and drive greater awareness of our platform. Our partner ecosystem includes distributors and resellers, or Channel Partners, system integrators, managed system providers, and technology partners.

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Expanding our global footprint. As organizations around the world create more data across enterprise, cloud, and SaaS applications and grapple with an ever-increasing threat level of cyberattacks, including ransomware, and ever-evolving data privacy and security regulations, we believe there is significant opportunity to expand the use of our platform in all major global markets. We have invested in research and development, sales and marketing, and customer support across EMEA and Asia-Pacific regions and expect to continue to do so. We grew our international revenue from $112.9 million in fiscal 2021 to $144.3 million in fiscal 2022.

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Pursuing strategic acquisitions. We have a history of acquiring and integrating strategic products and technologies into our platform to deliver comprehensive data security solutions to our customers and partners. We intend to continue to pursue strategic teams, technologies, and products to accelerate time-to-market for new data security capabilities and widen the competitive moat for our products and solutions.

Our Customers

We had over 3,900 customers as of January 31, 2022. We sell to organizations of various sizes that operate across a wide range of industries, including energy & industrial; financial services; insurance; healthcare & life sciences; public sector & education; real estate, hospitality & construction; retail, trade & transportation; and technology, media & communications.

RSC Capabilities & Commercial Offerings

RSC is designed with three guiding principles required for a modern data security posture: data resilience, data observability, and data remediation. The capabilities supporting each principle are as follows.

Data Resilience

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Enterprise Data Protection. Cyber-proof your enterprise data on physical systems, operating systems, virtual machines, databases, file systems, and containers with air-gapped, immutable, access-controlled backups.

•	Cloud Data Protection. Cyber-proof your Azure, AWS, and GCP cloud application data and databases with secure, access-controlled backups.

•	SaaS Data Protection. Cyber-proof your M365 data with air-gapped, immutable data resilience and rapid recovery at scale.

•	Secure Data Archival. Archive your data securely and efficiently with an isolated, immutable cloud vault.

Data Observability

•	Data Security Command Center. Identify security gaps, quantify data risk, and get actionable recommendations to improve data security posture.

•	Ransomware Monitoring & Investigation. Determine the scope of ransomware attacks, using machine learning to detect deletions, modifications, and encryptions.

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Sensitive Data Monitoring & Management. Discover what types of sensitive data you have, where it lives, and who has access to it, enabling you to reduce sensitive data exposure and manage exfiltration risk.

•	Threat Monitoring & Hunting. Prevent malware reinfection by analyzing the time-series history of data for indicators of compromise to identify the initial point, scope, and time of infection.

Data Remediation

•	Threat Containment. Ensure safe and quick data recovery by quarantining data infected with malware.

•	Mass Recovery. Restore business operations quickly by recovering apps, files, or objects at scale.

•	Orchestrated Application Recovery. Recover applications quickly with pre-built workflows and disaster recovery blueprints.

Our commercial offering of RSC comes in three editions:

•	Foundation Edition. Provides data resilience by keeping data secure and recoverable from cyberattacks and operational failures.

•	Business Edition. Builds upon Foundation Edition by securing data from attack and adding data observability capabilities through our Ransomware Monitoring & Investigation solution.

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Enterprise Edition. Builds upon Business Edition by further expanding data observability capabilities through the inclusion of our Sensitive Data Monitoring & Management and Threat Monitoring & Hunting solutions and also introducing our advanced data remediation capabilities, Threat Containment and Orchestrated Application Recovery.

Our commercial offerings are accompanied by an award-winning customer support experience. We offer several support solutions and capabilities that enhance the value proposition of our software and SaaS solutions:

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SentryAI. SentryAI is our proprietary deep learning-based platform for system health monitoring. It analyzes telemetry data to predict metrics such as security and SLA compliance, utilization, and expected data consumption to proactively resolve issues before they occur, bolstering our overall customer experience. SentryAI is included within our base support offering.

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Customer Experience Manager, or CEM. We offer dedicated customer experience managers to proactively monitor the health of our customers’ environments, preemptively detect and resolve emerging issues, including those related to cybersecurity, deliver operational risk management, and recommend strategies for ROI scaling and maximization.

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Proactive Add-on Support. Our program provides a CEM and an Assigned Support Engineer, or ASE, for personalized, technical support. Our dedicated teams develop an in-depth understanding of our customers’ unique environment requirements, collaborate closely with our customers’ operation teams, and provide a direct path to accelerate resolution times.

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Education. We offer Rubrik University, which includes instructor-led training with hands-on labs, on-demand e-learning courses, and certification exams. Education capabilities are targeted at different types of users and delivery modalities to suit end-customer needs. We have instructor-led training and self-paced on-demand courses.

•	Certification Program. Our certification program enables technical personnel to demonstrate and validate in-depth knowledge of data security by becoming a Rubrik Certified Systems Administrator.

Our Technology

We have designed a highly differentiated and innovative architecture that is comprised of the following elements:

•	Zero Trust Design. We employ Zero Trust principles, eliminating trust throughout the system to prevent threats at the data layer. Our usage of native immutability, secure protocols, logical air gap, encryption, role-based access controls, multi-factor authentication, and native services allows us to preserve data integrity and reduce software supply chain risk.

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Native Immutability. Our platform was custom designed to provide built-in immutability and preserve data integrity. Our proprietary, append-only file system, combined with data integrity checks, protects data from unauthorized modification, encryption, or deletion, thereby preventing data from being compromised.

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Secure Protocols. We architected our platform to allow data access only in an authenticated manner and via secure protocols. Contrast this approach to that of legacy technologies, which offer multi-tier architectures with a full trust security model leveraging insecure network protocols, thereby leaving data vulnerable to corruption, deletion, or theft.

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Logical Air Gap. Data is protected by creating a multi-layered barrier between data and malicious actors. Logical processes, such as encryption, hashing, and granular role-based access controls, prevent data from being understood, modified, deleted, or stolen.

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Native Services. Our platform provides robust built-in functionality with native services. We do not provide privileged access to third-party applications, thereby reducing the risk of software supply chain attacks.

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Metadata and Time-Series Data. Our platform is designed to offer a comprehensive view of data and its attributes over time, allowing customers to understand changes in their environments and take corrective actions to uphold data availability and integrity.

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Time-Series Data. Data integrity is reinforced by a collection of values across content, users, and application lineage over time. Our collection of time-series data powers our data observability capabilities, enabling us to detect and surface data threats.

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Metadata Framework. We aggregate intelligence on where data resides, content sensitivity, and user access privileges. The combination of our metadata framework and time-series data allows us to deliver data security intelligence.

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Threat Engine. Our threat engine uses metadata, machine learning, and threat intelligence to analyze our time-series data, allowing it to detect anomalies, encryption, content sensitivity, and traces of malware or data attack. We can identify the initial point, scope, and time of attack to avoid malware reinfection during recovery.

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Automation. Core to our design ethos is automation. To secure data at scale and with consistency, our platform is architected to deliver automated end-to-end policy management, orchestration of security incident response, and API integrations.

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Policy Automation. Our fully orchestrated policy engine simplifies how data security objectives are created, enforced, and managed. By providing simplicity and automation in securing data, organizations easily deliver a consistent and uniform data security posture.

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Integration with Security Operations. Our solutions integrate with security tools, such as SIEM/SOAR, to address a critical gap: security risks and threats at the data layer. Existing security tools pull in data from every corner of the infrastructure (network, applications, endpoints, etc.) but not from the data itself. By integrating continuous monitoring of data and user context, SecOps teams accelerate risk mitigation, incident response, and business resiliency.

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API-integration. Our API-first design means that any operation performed via Rubrik’s UI is performed through authenticated APIs. We offer an extensive collection of pre-built integrations that allow customers to leverage our APIs to integrate data security and data policy management into self-service automation, infrastructure as code, centralized monitoring, log management, and security operations.

Our Go-To-Market Strategy

We primarily sell subscriptions to RSC through our global sales team and partner network. We target the largest organizations worldwide to mid-sized organizations. We sell to smaller customers through a high velocity engagement model driven by our inside sales team.

We utilize a land and expand approach, acquiring new customers and expanding with existing customers. Since RSC can secure data across enterprise, cloud, and SaaS applications, we have multiple points of entry to land a customer across one or more applications. After initial purchase, our customers often expand the deployment of our platform within their organization. Expansion happens along three vectors: the growth of data within applications already managed by Rubrik; new applications secured; and extension of capabilities across data resilience, data observability, and data remediation. This expansion is driven by a natural flywheel effect in which the value of our platform increases as our customers’ data grows across various applications. As organizations manage more data with RSC, they gain deeper insights into their data, strengthen their overall security posture, and reduce compliance risk. Our sales organization includes sales development, inside sales, sales engineering, and field sales personnel and is segmented both geographically, and by the size of prospective customers. We also have dedicated sales teams for the public sector, including federal, state, and local government organizations. Our sales teams identify prospective customers, manage customer accounts, and identify expansion opportunities, while working with our partner network.

We sell our subscription capabilities to customers through our Channel Partners utilizing a two-tier, indirect fulfillment model. We also offer SaaS capabilities through the marketplaces of our technology alliance partners, including GCP, Azure, and AWS.

Our marketing organization works closely with our sales team to build brand and product awareness and drive sales pipeline. We leverage a mix of outbound marketing tactics such as industry conferences, user events, webinars, and digital programs to target new business, as well as support our upsell and cross-sell efforts. Every year, we organize our user conference, Rubrik Forward, to help our customers realize greater business results through data security. In addition, we leverage inbound marketing activities to generate pipeline and engage in joint marketing activities with our channel and technology alliance partners.

As of January 31, 2022, we had more than 900 employees in our sales and marketing organizations.

Our Partnerships

Our partnerships consist of Channel Partners, system integrators, managed service providers, and technology partners. Our partner program is designed to maximize technology expertise, technology alliances, and geographic coverage. Our Rubrik Velocity Partner Program is a global program that manages our business relationships with our partners.

Our partners help expand the reach of our technology by building brand and product awareness, generating leads, implementing our solutions, providing value-added professional services, and reselling our services. On occasion, we may form deeper strategic relationships, such as our partnership with Microsoft that extends from driving go-to-market activities to co-engineering projects to deliver integrated Zero Trust Data Security solutions built on Azure.

Research and Development

Our research and development team is responsible for the design, development, testing, operation, and quality of our data security platform. This organization works closely with our cloud operations team to ensure that our platform is available, reliable, and stable. Rubrik Zero Labs is our internal data security research lab that analyzes the global threat landscape, works to eliminate threats with our data security platform, and reports on emerging data security issues. Our research and development leadership team is located in Palo Alto, California and Bangalore, India. We intend to continue to invest in our research and development capabilities to extend our platform and drive innovation of new products to expand our market size and customer impact.

Our Competition

The markets we serve are highly competitive and rapidly evolving. Our competition is specific to use cases that we target. We believe we have a unique Zero Trust data architecture. As such, we are not aware of other companies with a Zero Trust Data Security approach that secures and recovers data across enterprise, cloud, and SaaS applications. As customer requirements evolve and new technologies are introduced, we anticipate competition will increase as established or emerging companies develop solutions that address the data security market. Our main competitors fall into the following categories:

•	Data management and protection vendors, such as Dell-EMC, IBM, Commvault, Veeam, Veritas, and Cohesity;

•	Smaller cloud and SaaS data management vendors with products that compete in some of our markets; and

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Vendors that provide cyber/ransomware detection and investigation, security posture management, insider threat detection, data classification, incident containment, and other security and data governance technologies.

We believe we compete favorably based on the following competitive factors:

•	Ability to converge data security and data management in a cloud architecture;

•	Ability to automatically manage and protect diverse data types across hybrid cloud, public cloud, and SaaS environments in an easy-to-use, unified platform;

•	Ability to provide business resiliency and data recovery during a ransomware attack;

•	Ability to continuously observe data for security risks across a multitude of threats;

•	Ease of deployment, implementation, and use;

•	Performance, scalability, and reliability;

•	Ease of integration and collection of pre-built integrations with a wide variety of applications, infrastructure, automation, and security solutions driven by an API-first architecture;

•	Time to value and pricing;

•	Integrated data governance and compliance capabilities;

•	Quality of customer support and professional services; and

•	Brand recognition and reputation.

Our Culture and Employees

We consider our culture and employees to be important to our success. Our vision for our people is to establish an environment where our people can grow their careers and feel like they belong and succeed at Rubrik, allowing us to attract, develop, and retain the best talent in the industry to drive Rubrik’s success well into the future. We do this through incentivizing and integrating our employees through our competitive rewards and benefits, including equity-based compensation, and by our unique culture.

Our culture is driven by our core company values, and we measure performance against these values:

•	Relentlessness. When faced with a challenge, we persevere. We work smarter by focusing on what is most important.

•	Integrity. We do the right thing, and what we say, we do even when no one is watching.

•	Velocity. We move quickly with the intention to delight our customers.

•	Excellence. We have a growth mindset and push ourselves to do the extraordinary.

•	Transparency. We are open and honest, and share information to drive smarter decisions and engender trust.

As of January 31, 2022, we had over 2,200 full-time employees operating across 21 countries. We also engage contractors and consultants. None of our employees are represented by a labor union. In certain countries in which we operate, such as Germany and France, we are subject to, and comply with, local labor law requirements, which include works councils and industry-wide collective bargaining agreements. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of patents, copyrights, trademarks, and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including rights in our proprietary technology, software, know-how and brand. We also use open source software in our offering.

As of January 31, 2022, we had 135 issued U.S. patents and patents in various non-U.S. jurisdictions, 156 patent applications pending in the United States, and three patent applications pending in various non-U.S. jurisdictions. Our issued patents as of January 31, 2022 expire between April 30, 2034 and May 13, 2040. As of January 31, 2022, we had 14 registered trademarks in the United States, two trademark applications pending in the United States, 14 registered trademarks in various non-U.S. jurisdictions, and nine trademark applications pending in various non-U.S. jurisdictions.

Although we rely on intellectual property rights, including contractual protections, to establish and protect our intellectual property, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. We require our employees, consultants, independent contractors, and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, documentation, proprietary technology, and confidential information. Our policy is to require all employees, consultants, and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers, technology alliance partners, and Channel Partners. See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property.

Our Facilities

We are headquartered in Palo Alto, California, where we lease approximately 81,031 square feet pursuant to a lease which expires in 2027. We currently lease other office space in Austin, Texas; Morrisville, North Carolina; Lawrence, Kansas; Reston, Virginia; Amsterdam, Netherlands; Nottingham, England; Cork, Ireland; Bangalore, India; and Sydney, Australia, with a total aggregate size of approximately 235,000 square feet. We do not own any real property. We believe that our facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from activities in the normal course of business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition, results of operations, and cash flows. Defending any legal proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of October 14, 2022:

Name	Age	Position
Executive Officers
Bipul Sinha	48	Chief Executive Officer and Director
Kiran Choudary	47	Chief Financial Officer
Arvind Nithrakashyap	48	Chief Technology Officer and Director
Daniel Rogers	45	President
Brian McCarthy	42	Chief Revenue Officer

Non-Employee Directors
Asheem Chandna	58	Director
R. Scott Herren	61	Director
Ravi Mhatre	55	Director
Enrique Salem	56	Director
John W. Thompson	73	Director
Yvonne Wassenaar	54	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

Executive Officers

Bipul Sinha. Mr. Sinha is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since January 2014. Since January 2014, Mr. Sinha has also served as Venture Partner at Lightspeed Venture Partners, a global technology venture capital firm. From July 2010 to January 2014, Mr. Sinha served as a Partner at Lightspeed Venture Partners. Mr. Sinha previously served on the board of directors of Nutanix, Inc., a public enterprise cloud platform company, from December 2011 to October 2017. Mr. Sinha holds a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology and a Master of Business Administration from the Wharton School of the University of Pennsylvania. Mr. Sinha was selected to serve on our board of directors because of the perspective and experience he provides as our co-founder and Chief Executive Officer, as well as his extensive experience with advising and leading technology companies.

Kiran Choudary. Mr. Choudary has served as our Chief Financial Officer since November 2020 and was formerly our Senior Vice President of Finance and Strategy from August 2018 to November 2020. From May 2013 to August 2018, Mr. Choudary served as Vice President of Finance and Strategy at Atlassian Corporation PLC, or Atlassian, a public software technology company. Prior to Atlassian, Mr. Choudary served as Vice President in the Technology Investment Banking group at The Goldman Sachs Group, Inc. Mr. Choudary holds a Bachelor of Technology from the Indian Institute of Technology, a master’s degree in Engineering from the Massachusetts Institute of Technology, and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

Arvind Nithrakashyap. Mr. Nithrakashyap is our co-founder and has served as our Chief Technology Officer and as a member of our board of directors since January 2014. From March 2010 to January 2014, Mr. Nithrakashyap served as Senior Rocket Scientist at Rocket Fuel Inc., or Rocket Fuel, a public advertisement technology company, acquired by Sizmek Inc. Prior to Rocket Fuel,

Mr. Nithrakashyap served as Senior Software Engineer at Pursima, Inc., or Pursima, a data management software company. Prior to Pursima, Mr. Nithrakashyap served as Principal Member of Technical Staff at Oracle Corporation, a public computer technology company. Mr. Nithrakashyap holds a Bachelor of Technology in Computer Science from the Indian Institute of Technology and a master’s degree in Computer Science from the University of Massachusetts Amherst. Mr. Nithrakashyap was selected to serve on our board of directors because of the perspective and experience he provides as our co-founder and Chief Technology Officer, as well as his extensive experience with leading product development at technology companies.

Daniel Rogers. Mr. Rogers has served as our President since March 2020 and leads our go-to-market operations. From July 2016 to March 2020, Mr. Rogers served as Chief Marketing Officer of ServiceNow, Inc., or ServiceNow, a public cloud computing technology company. Prior to ServiceNow, Mr. Rogers served as Chief Marketing Officer at Symantec Corporation, now known as NortonLifeLock Inc., a public cybersecurity company, and served in various marketing and management roles at Salesforce, Inc., Amazon.com, Inc., Microsoft Corporation, and Dell Technologies Inc. Mr. Rogers holds a Bachelor of Science in Economics from the University of Birmingham and a Master of Business Administration from Harvard Business School.

Brian McCarthy. Mr. McCarthy has served as our Chief Revenue Officer since February 2021. From September 2018 to February 2021, Mr. McCarthy served as Executive Vice President and Chief Revenue Officer of ThoughtSpot, Inc., a business intelligence analytics search software company. From May 2017 to September 2018, Mr. McCarthy served as Vice President of Sales for AppDynamics, Inc., an application performance management and IT operations analytics company, acquired by Cisco Systems, Inc. Mr. McCarthy holds a Bachelor of Arts in Theology and History from the Franciscan University of Steubenville.

Each executive officer serves at the discretion of our board of directors and holds office until his successor is duly appointed and qualified or until his earlier resignation or removal.

Non-Employee Directors

Asheem Chandna. Mr. Chandna has served as a member of our board of directors since March 2015. Since September 2003, Mr. Chandna has served as Partner at Greylock Partners, a venture capital firm. From April 1996 to December 2002, Mr. Chandna served as Vice President, Business Development and Product Management at Check Point Software Technologies Ltd., a public cybersecurity company. He currently serves on the board of directors of Palo Alto Networks, Inc., a public cybersecurity company, as well as a number of privately held companies. Mr. Chandna previously served on the board of directors of Imperva, Inc., a public cybersecurity company, acquired by Thoma Bravo, LLC, from July 2003 to June 2013, and Sourcefire, Inc., a public cybersecurity company, acquired by Cisco Systems, Inc., from May 2003 to October. Mr. Chandna holds a Bachelor of Science in Electrical Engineering and a Master of Science in Computer Engineering from Case Western Reserve University. Mr. Chandna was selected to serve on our board of directors because of his extensive background with internet security products, enterprise IT companies, and his service on the boards of directors of various public and private companies.

R. Scott Herren. Mr. Herren has served as a member of our board of directors since November 2021. Since December 2020, Mr. Herren has served as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., a public technology company. From November 2014 to December 2020, Mr. Herren served as Chief Financial Officer of Autodesk, Inc., or Autodesk, a public cloud-based design and engineering software company. Prior to Autodesk, Mr. Herren served in various leadership and financial roles at Citrix Systems, Inc., or Citrix, a public cloud computing company. Prior to Citrix, Mr. Herren spent 16 years in senior strategy and financial positions at FedEx Corporation, a public transportation and e-commerce company, and International Business Machines Corporation, a public technology company. Mr. Herren previously served on the board of directors of Proofpoint, Inc., a public cybersecurity company, acquired by Thoma Bravo, LLC. Mr. Herren holds a Bachelor of Science in Industrial Engineering from Georgia Institute of Technology and a Master of Business Administration from Columbia University. Mr. Herren was selected to serve on our board of directors because of his extensive experience in operations, international business, accounting, financial management, and investor relations at publicly held technology companies.

Ravi Mhatre. Mr. Mhatre has served as a member of our board of directors since January 2014. Mr. Mhatre co-founded Lightspeed Venture Partners, a global technology venture capital firm, and has served as Managing Director of Lightspeed Venture Partners since August 1999. He currently serves on the board of directors of several private companies. Mr. Mhatre previously served on the boards of directors of Nutanix, Inc., a public enterprise cloud platform company, from July 2010 to April 2021, and Mulesoft, Inc., a public enterprise software company, acquired by Salesforce, Inc., from May 2007 to May 2018. Mr. Mhatre holds a Bachelor of Arts in Economics and a Bachelor of Science in Electrical Engineering from Stanford University and a Master of Business Administration from Stanford University’s Graduate School of Business. Mr. Mhatre was selected to serve on our board of directors because of his extensive experience in the venture capital industry, knowledge of technology companies, and service on the boards of directors of various private and public companies.

Enrique Salem. Mr. Salem has served as a member of our board of directors since August 2019. Since July 2014, Mr. Salem has served as Managing Director of Bain Capital Ventures, a venture capital firm. From June 2004 to July 2012, Mr. Salem served in various roles at Symantec Corporation, or Symantec, now known as NortonLifeLock Inc., a public cybersecurity company, most recently as President and Chief Executive Officer. Prior to Symantec, Mr. Salem served as President and Chief Executive Officer of Brightmail, Inc., an email filtering company, prior to its acquisition by Symantec in 2004. Mr. Salem has also held senior leadership roles at Oblix Inc., Ask Jeeves Inc., Peter Norton Computing, Inc., and Security Pacific Merchant Bank. In March 2011, he was appointed to President Barack Obama’s Management Advisory Board. Mr. Salem currently serves on the boards of directors of Mandiant, Inc., formerly known as FireEye, Inc., a public cybersecurity company acquired by Google LLC, a multinational technology conglomerate, in September 2022, Atlassian Corporation PLC, a public software technology company, and DocuSign, Inc., a public electronic document management software company. He previously served on the boards of directors of ForeScout Technologies, Inc., a network security company, from September 2013 to July 2020, Automatic Data Processing, Inc., a public cloud-based human capital management software company, from January 2010 to November 2013, and Symantec from April 2009 to July 2012. Mr. Salem also currently serves on the boards of directors of multiple private companies. He received the Estrella Award from the Hispanic IT Executive Council in 2010 and was named Entrepreneur of the Year in 2004 by Ernst & Young. Mr. Salem holds an Artium Baccalaureus in Computer Science from Dartmouth College. Mr. Salem was selected to serve on our board of directors because of his extensive leadership experience, including oversight of global operations, his knowledge of technology companies, and his service on the boards of directors of various private and public companies.

John W. Thompson. Mr. Thompson has served as a member of our board of directors since January 2018. Since May 2018, Mr. Thompson has served as Venture Partner at Lightspeed Venture Partners, a global technology venture capital firm. Since May 2021, Mr. Thompson has served as chairperson of the board of directors of Illumina, Inc., or Illumina, a public genomics technology company. From October 2017 to March 2018, Mr. Thompson served as Executive Advisor at Riverwood Capital Management L.P., or Riverwood Capital, a private equity firm. Prior to Riverwood Capital, Mr. Thompson served as Chief Executive Officer at Virtual Instruments Corporation, a software solutions company, Chief Executive Officer at Symantec Corporation, or Symantec, now known as

NortonLifeLock Inc., a public cybersecurity company, and General Manager at International Business Machines Corporation, a public technology company. He currently serves on the boards of directors of Microsoft Corporation, a public technology Company, and Illumina. Mr. Thompson previously served on the board of directors of Symantec from 1999 to 2011. Mr. Thompson holds a Bachelor of Arts in Business Administration from Florida Agricultural and Mechanical University and a master’s degree in Management Science from Massachusetts Institute of Technology, Sloan School of Management. Mr. Thompson was selected to serve on our board of directors because of his extensive leadership experience and his knowledge of technology companies.

Yvonne Wassenaar. Ms. Wassenaar has served as a member of our board of directors since November 2021. From January 2019 to May 2022, Ms. Wassenaar served as Chief Executive Officer of Puppet, Inc., an information technology automation software company. From June 2017 to September 2018, Ms. Wassenaar served as Chief Executive Officer of Airware, an enterprise drone solutions company. From August 2014 to May 2017, Ms. Wassenaar served in various roles at New Relic, Inc., or New Relic, a public cloud-based observability platform company, most recently as Chief Information Officer. Prior to New Relic, Ms. Wassenaar held various senior positions at VMware, Inc., a public cloud computing and virtualization technology company. Ms. Wassenaar currently serves on the board of directors of Arista Networks, Inc., a public cloud networking company, Forrester Research, Inc., a public research and advisory company, and JFrog Ltd., a public software supply chain company. Ms. Wassenaar previously served on the boards of directors of Anaplan, Inc., a public cloud-based business planning software company, acquired by Thoma Bravo, LLC, from November 2019 to June 2022, and Mulesoft, Inc., a public enterprise software company, acquired by Salesforce, Inc., from December 2017 to May 2018. Ms. Wassenaar also currently serves on the boards of directors of various private companies and non-profit institutions. Ms. Wassenaar holds a Bachelor of Arts in Economics with a specialization in computing from the University of California, Los Angeles and a Master of Business Administration from the UCLA Anderson School of Business. Ms. Wassenaar was selected to serve on our board of directors because of her extensive knowledge of the technology industry, her extensive experience in senior leadership positions at technology companies, and her service on the boards of directors of various private and public companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Pursuant to our certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:

•	Messrs. Sinha, Salem, and Nithrakashyap were elected as the designees nominated by holders of our common stock;

•	Mr. Mhatre was elected as the designee nominated by holders of our Series A redeemable convertible preferred stock;

•	Mr. Chandna was elected as the designee nominated by holders of our Series B redeemable convertible preferred stock; and

•	Messrs. Herren and Thompson and Ms. Wassenaar were elected as the independent designees nominated by the board of directors.

Immediately prior to the closing of this offering, our amended and restated voting agreement will terminate, our certificate of incorporation, along with our bylaws, will be amended and restated, and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. After the closing of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

In accordance with our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be , and their terms will expire at our third annual meeting of stockholders following this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that                do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the                listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence. In addition, our board of directors considered the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of                ,                , and                . The chairperson of our audit committee is                . Our board of directors has determined that each member of our audit

committee satisfies the independence requirements under the listing standards of the                and Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that                are each an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal control over financial reporting, when required;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related party transactions;

•	reviewing our policies on risk assessment and risk management;

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective in connection with the closing of this offering, that satisfies the applicable listing standards of the                 .

Compensation Committee

Our compensation committee consists of                ,                , and                . The chairperson of our compensation committee is                 . Our board of directors has determined that each member of our compensation committee is independent under the listing standards of the                , and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to the independent members of our board of directors the compensation of our chief executive officer;

•	in consultation with our chief executive officer, reviewing and approving the compensation of our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our non-employee directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change of control protections, and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective in connection with the closing of this offering, that satisfies the applicable listing standards of the                .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                ,                , and                . The chairperson of our nominating and corporate governance committee is                . Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the listing standards of the                .

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairpersons of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective in connection with the closing of this offering, that satisfies the applicable listing standards of the                .

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Immediately prior to the closing of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.rubrik.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the                concerning any amendments to, or waivers from, any provision of our code of business conduct and ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee are currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

During fiscal 2022, we did not pay any cash compensation to our non-employee directors for their service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

The following table sets forth information regarding the compensation earned or paid to our non-employee directors during fiscal 2022. Bipul Sinha, our Chief Executive Officer, and Arvind Nithrakashyap, our Chief Technology Officer, do not receive any additional compensation for their service on our board of directors. See the section titled “Executive Compensation” for additional information regarding the compensation earned by Mr. Sinha.

Name	Stock Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Asheem Chandna	—	—	—
R. Scott Herren(3)	1,454,641	—	1,454,641
Ravi Mhatre	—	—	—
Enrique Salem	—	—	—
John W. Thompson	—	—	—
Yvonne Wassenaar(4)	969,761	—	969,761

(1)

Amounts reported represent the aggregate grant date fair value of stock awards granted to our directors during fiscal 2022 under our 2014 Plan, computed in accordance with Financial Accounting Standards Board Accounting Standards Condition Topic 718, Compensation–Stock Compensation, or ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock awards are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee directors.

(2)	As of January 31, 2022, the aggregate number of shares underlying outstanding stock awards and options under our 2014 Plan held by each of our non-employee directors was as follows:

Name	Number of Shares Underlying Stock Awards	Number of Shares Underlying Options
Asheem Chandna	—	—
R. Scott Herren	75,000	—
Ravi Mhatre	—	—
Enrique Salem	—	—
John W. Thompson	—	—
Yvonne Wassenaar	50,000	—

(3)

Mr. Herren joined our board of directors in November 2021. Pursuant to a letter agreement that we entered into with Mr. Herren in connection with his service on our board of directors, in November 2021, we granted Mr. Herren (1) an RSU award in respect of 50,000 shares of our Class B common stock (referred to herein as the Board RSUs) and (2) an RSU award in respect of 25,000 shares of our Class B common stock (referred to herein as the Audit RSUs, and together with the Board RSUs, the Herren RSUs). The Herren RSUs vest upon satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied in three substantially equal annual installments through December 15, 2024, subject to Mr. Herren’s continued service with us as of each such date and, in case of the Audit RSUs, Mr. Herren’s continued service as chairperson of our audit committee as of each such date. The performance-based vesting condition will be satisfied upon the first to occur of (i) immediately prior to a sale event or (ii) an initial public offering (each as defined in our 2014 Plan) within seven years from the grant date. Notwithstanding the foregoing, if we are subject to a sale event while Mr. Herren is providing continued service to us and, in the case of the Audit RSUs, while Mr. Herren is serving as chairperson of our audit committee, we will accelerate the vesting of any then-outstanding RSUs and any other then-outstanding subsequent equity compensation awards granted to Mr. Herren under our 2014 Plan or a successor plan thereto immediately prior to such sale event.
(4)

Ms. Wassenaar joined our board of directors in November 2021. Pursuant to a letter agreement that we entered into with Ms. Wassenaar in connection with her service on our board of directors, in November 2021, we granted Ms. Wassenaar an RSU award in respect of 50,000 shares of our Class B common stock. The RSU award vests upon satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied in three substantially equal annual installments through December 15, 2024, subject to Ms. Wassenaar’s continued service with us as of each such date. The performance-based vesting condition will be satisfied upon the first to occur of (i) immediately prior to a sale event or (ii) an initial public offering (each as defined in our 2014 Plan) within seven years from the grant date. Notwithstanding the foregoing, if we are subject to a sale event while Ms. Wassenaar is providing continued service to us, we will accelerate the vesting of any then-outstanding RSUs and any other then-outstanding subsequent equity compensation awards granted to Ms. Wassenaar under our 2014 Plan or a successor plan thereto immediately prior to such sale event.

Non-Employee Director Compensation Policy

Prior to the completion of this offering, we have not had an established plan or policy with regard to compensation of our non-employee directors. In connection with this offering, we intend to adopt a non-employee director compensation policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and the committees thereof.

EXECUTIVE COMPENSATION

Our named executive officers for fiscal 2022, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Bipul Sinha, our Chief Executive Officer;

•	; and

•	.

Summary Compensation Table

The following table presents all of the compensation awarded to, earned by, or paid to our named executive officers during fiscal 2022.

Name	Fiscal Year Ended January 31,	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Bipul Sinha	2022
Chief Executive Officer
	2022
	2022

(1)

Amounts reported represent the aggregate grant date fair value of stock awards granted to our executive officers during fiscal 2022, under our 2014 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock awards reported in these columns are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the executive officers.

(2)

Amounts reported represent the named executive officers’ total performance-based cash bonuses earned for fiscal 2022. See the section titled “—Annual Performance-Based Bonus Opportunity” below for a description of the material terms pursuant to which this compensation was awarded.

Annual Performance-Based Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined performance goals and to reward our executives for individual achievement towards these goals. The performance-based bonus each executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors or compensation committee establishes.

For fiscal 2022, Mr. Sinha,                , and                were each eligible to receive a bonus at an annual target of    % of their base salaries, and     was eligible to receive a bonus at an annual target of    % of his base salary. Our corporate performance objectives for fiscal 2022 related to achievement of certain financial metrics, Mr. Sinha,                , and                earned bonuses for fiscal 2022, based on achievement of the relevant performance targets for each executive, as reflected in the Summary Compensation Table.

Equity-Based Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. We believe that our equity awards are an important retention tool for our executives as well as for our other employees.

Historically, we have granted RSU awards subject to service-based and liquidity-event vesting conditions and performance-vesting PSU awards to our executives. Grants to our executives and other employees are made at the discretion of our compensation committee (or our board of directors, with respect to Mr. Sinha) and are not made at any specific time period during a year. Prior to this offering, all of the equity awards we granted were made pursuant to our 2014 Plan, the terms of which are described below under “—Employee Benefit and Stock Plans.” The terms of equity awards granted to our named executive officers in fiscal 2022 are described below under “—Outstanding Equity Awards at Fiscal Year End.”

Agreements with Our Named Executive Officers

We intend to enter into confirmatory offer letters with each of our named executive officers, which provide for an annual base salary, bonus opportunity, and standard employee benefits generally available to our employees. Each of our named executive officers is employed at-will.

Potential Payments upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary and unused vacation.

Each of our named executive officers’ equity awards is further subject to the terms of our 2014 Plan and the applicable award agreement thereunder. A description of the termination and change in control provisions in our 2014 Plan and awards granted thereunder is provided below under “—Employee Benefit and Stock Plans,” and a description of the vesting provisions of each equity award held by our named executive officers which is outstanding and unvested as of January 31, 2022 is provided below under “—Outstanding Equity Awards at Fiscal Year End.”

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by each named executive officer as of January 31, 2022.

Stock Awards
Name	Grant Date(1)	Vesting Commencement Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Bipul Sinha

(1)

All equity awards listed in this table were granted pursuant to our 2014 Plan, the terms of which are described below under “—Equity Plans—Amended and Restated 2014 Stock Option and Grant Plan.” The equity awards are subject to acceleration upon certain events as described in the section titled “—Potential Payments and Benefits upon Termination or Change of Control.”

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We pay the premiums for the life, disability, and accidental death and dismemberment insurance for all of our employees, including our named executive officers. Other than such broad-based benefits and our 401(k) plan as described below, we generally do not provide perquisites or personal benefits to our named executive officers.

Our named executive officers did not participate in, or earn any benefits under, any pension or nonqualified deferred compensation plan sponsored by us during fiscal 2022. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Employee 401(k) Plan

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to make pre-tax and after-tax contributions of eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we do not make matching contributions or discretionary contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) Internal Revenue Code of 1986, as amended, or the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made and pre-tax contributions and earnings on pre-tax and after-tax contributions are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Employee Benefit and Stock Plans

2022 Equity Incentive Plan

Our board of directors intends to adopt, and we will seek stockholder approval of, the 2022 Plan, which will become effective at the time of execution of the underwriting agreement related to this offering. Our 2022 Plan will come into existence upon its adoption by our board of directors and no grants will be made under our 2022 Plan prior to its effectiveness. Once our 2022 Plan becomes effective, no further grants will be made under our 2014 Plan.

Types of Awards. Our 2022 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, if applicable, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, or RSU awards, performance-based awards and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares. The maximum number of shares of Class A common stock that may be issued under our 2022 Plan is                     shares, which is the sum of: (1)                new shares, plus (2) an additional number of shares not to exceed                , consisting of (A) shares that remain available for the issuance of awards under our 2014 Plan as of immediately prior to the time our 2022 Plan becomes effective and (B) shares of our common stock subject to outstanding awards granted under our 2014 Plan that, on or after the effective date of our 2022 Plan, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. The number of shares of Class A common stock reserved for issuance under our 2022 Plan will automatically increase on February 1 of each fiscal year, beginning on February 1, 2023, and continuing through and including February 1, 2032, by                 percent (         %) of the aggregate number of shares of common stock of all classes issued and outstanding on January 31 of the preceding fiscal year, or a lesser number of shares determined by our board of directors prior to the applicable February 1. The maximum number of shares of Class A common stock that may be issued upon the exercise of ISOs under our 2022 Plan is                 shares.

Shares issued under our 2022 Plan will be authorized but unissued or reacquired shares of Class A common stock. Shares subject to awards granted under our 2022 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2022 Plan. Additionally, shares issued pursuant to awards under our 2022 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, will become available for future grant under our 2022 Plan.

The maximum number of shares of Class A common stock subject to stock awards granted under the 2022 Plan or otherwise during any fiscal year beginning in 2023 to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such fiscal year for service on the board of directors, will not exceed $             in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the fiscal year in which a non-employee director is first appointed or elected to our board of directors, $            .

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2022 Plan and is referred to as the “administrator.” The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards. The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase, or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the awards and the terms of the award agreements for use under our 2022 Plan.

In addition, subject to the terms of the 2022 Plan, the administrator also has the power to modify outstanding awards under our 2022 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash, or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the administrator.

The administrator determines the term of stock options granted under the 2022 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Class A common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the administrator.

Options may not be transferred to third-party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent, and distribution or pursuant to a domestic relations order. An optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of Class A common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft, or money order, or services rendered to us or our affiliates or any other form of legal consideration. Class A common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. RSU awards are granted pursuant to RSU award agreements adopted by the administrator. RSU awards may be granted in consideration for any form of legal consideration. A RSU award may be settled by cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the administrator or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a RSU award. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of Class A common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of Class A common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of Class A common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

The administrator determines the term of stock appreciation rights granted under the 2022 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2022 Plan permits the grant of performance-based stock and cash awards. The administrator can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class A common stock.

The performance goals may be based on any measure of performance selected by the administrator. The administrator may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise in the award agreement at the time the award is granted or in such other document setting forth the performance goals at the time the goals are established, the administrator will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Class A or Class B common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination, or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP.

Other Awards. The administrator may grant other awards based in whole or in part by reference to Class A common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2022 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (4) the class, number of shares, and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.

Corporate Transactions. In the event of a corporate transaction, any stock awards outstanding under the 2022 Plan may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In addition, the administrator may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction if not previously exercised will receive a payment, if any, equal to the excess of the value of the property the participant would have received upon exercise of the stock award over the exercise price otherwise payable in connection with the stock award.

Under the 2022 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of common stock of all classes issued and outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur.

Transferability. A participant may not transfer awards under our 2022 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2022 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate our 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2022 Plan. No awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

2022 Employee Stock Purchase Plan

Our board of directors intends to adopt, and we will seek stockholder approval of, the 2022 ESPP, which will become effective at the time of execution of the underwriting agreement related to this offering. The purpose of our 2022 ESPP will be to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our 2022 ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our Class A common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States, while complying with applicable foreign laws.

Authorized Shares. The maximum aggregate number of shares of Class A common stock that may be issued under our 2022 ESPP is                     shares. The number of shares of Class A common

stock reserved for issuance under our 2022 ESPP will automatically increase on February 1 of each fiscal year, beginning on February 1, 2023 and continuing through and including February 1, 2032, by the lesser of (1)                     percent (         %) of the aggregate number of shares of common stock of all classes issued and outstanding on January 31 of the preceding fiscal year, (2)                     shares, or (3) a lesser number of shares determined by our board of directors. Shares subject to purchase rights granted under our 2022 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2022 ESPP.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2022 ESPP and is referred to as the “administrator.” The 2022 ESPP is implemented through a series of offerings with specific terms approved by the administrator and under which eligible employees are granted purchase rights to purchase shares of Class A common stock on specified dates during such offerings. Under the 2022 ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of Class A common stock will be purchased for our eligible employees participating in the offering. An offering under the 2022 ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2022 ESPP and may contribute, normally through payroll deductions, up to a maximum dollar amount as designated by the administrator. Unless otherwise determined by the administrator, Class A common stock will be purchased for the accounts of employees participating in the 2022 ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of Class A common stock on the first date of an offering or (b) 85% of the fair market value of a share of Class A common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our 2022 ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2022 ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of common stock, or (2) holds rights to purchase stock under our 2022 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the 2022 ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain corporate transactions, any then-outstanding rights to purchase our Class A common stock under the 2022 ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within 10 business days (or such other period specified by the administrator) prior to such corporate transaction, and such purchase rights will terminate immediately.

Under the 2022 ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

2022 ESPP Amendment or Termination. The administrator has the authority to amend or terminate our 2022 ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Amended and Restated 2014 Stock Option and Grant Plan

Our board of directors adopted, and our stockholders approved, our 2014 Plan in January 2014. Our 2014 Plan was most recently amended in March 2022. No further stock awards will be granted under our 2014 Plan on or after the effectiveness of our 2022 Plan; however, awards outstanding under our 2014 Plan will continue to be governed by their existing terms.

Types of Awards. Our 2014 Plan allows us to grant ISOs, NSOs, restricted stock awards, unrestricted stock awards, RSU awards, or any combination thereof to eligible employees, directors, officers, consultants, and key persons of ours and any subsidiary of ours.

Authorized Shares. As of January 31, 2022, options to purchase 4,693,880 shares of our Class B common stock and 31,215,565 RSUs (including performance-vesting and market-based vesting RSUs) remained outstanding under our 2014 Plan and 2,549,696 shares of Class B common stock remained available for future issuance under our 2014 Plan. In the event that an outstanding option, RSU award, or other award for any reason expires or is canceled, the shares allocable to such award will be added to the number of shares then available for issuance under our 2022 Plan once approved by our stockholders. Further, we expect that any shares remaining available for issuance under our 2014 Plan at the time our 2022 Plan becomes effective will become available for issuance under our 2022 Plan.

Plan Administration. Our board of directors, or a committee appointed by our board of directors, acts as the administrator of our 2014 Plan. Our 2014 Plan provides that the board may delegate its authority to a committee consisting of two or more members of our board of directors. Subject to the terms and conditions of our 2014 Plan, the administrator has the authority to take any actions it deems advisable for the administration of our 2014 Plan. All decisions and interpretations of the administrator will be binding on all participants in our 2014 Plan.

Options. Stock options have been granted under our 2014 Plan. The per share exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of our Class B common stock on the date of grant, or 110% of the fair market value of our Class B common stock on the date of grant in the case of a grant of an ISO to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of stock of the company (or any parent or subsidiaries of the company). The term of each option is fixed by the administrator but may not exceed 10 years from the date of grant. The administrator determines at what time or times each option may vest and/or become exercisable. After the termination of an optionee’s service relationship, the optionee may exercise his or her option, to the extent vested, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of the service relationship. However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock Unit Awards. RSU awards have been granted under our 2014 Plan. The administrator may award RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Changes to Capital Structure. In the event of a dividend, reorganization, reclassification, stock split, reverse stock split, or other similar change in our capital structure, the administrator will make appropriate adjustments to (1) the maximum number of shares reserved for future issuance under our 2014 Plan, (2) the number and kind of shares or other securities subject to each outstanding award, (3) the repurchase price, if any, for each share subject to an outstanding award, and (4) the exercise price of each outstanding stock option.

Sale Event. In the event of a sale event, the administrator has the discretion to arrange for the assumption or continuation of an award by the surviving or acquiring entity or for the substitution of the shares subject to the award for new awards or other awards with an equitable or proportionate adjustment as to the number and kind of shares and if appropriate, the per share exercise price, as we and the successor entity agree. In the event that a successor entity does not assume, continue, or substitute awards, the awards will terminate upon, or be forfeited immediately prior to, the effective time of the sale event. In addition to or in lieu of the foregoing, with respect to outstanding options that are exercisable or will become exercisable as a result of the sale event, the administrator may provide that the option must be exercised within a time period provided by the administrator otherwise such option will either terminate outright at the time of the sale event or terminate in exchange for a cash payment equal to the excess of the value of the consideration payable per share of our Class B common stock pursuant to the sale event times the number of shares subject to the stock options being canceled over the aggregate exercise price of such vested options. If not assumed, continued, or substituted, outstanding options that are not exercisable and will not become exercisable as a result of the sale event, and restricted shares and restricted stock units that will not become vested as a result of the sale event, will terminate or be forfeited upon the effective time of the sale event (in the event of forfeiture of restricted shares in connection with the sale event, we will repurchase such shares from the holder at a price equal to the original per share purchase price paid by the holder). If not assumed, continued, or substituted, the administrator may make or provide for a cash payment to holders of restricted shares and restricted stock unit awards that will become vested as a result of the sale event in exchange for the cancellation of such awards in an amount equal to the value of the consideration payable per share of our Class B common stock pursuant to the sale event times the number of shares subject to the awards that will vest.

Under our 2014 Plan, a sale event is generally (1) our dissolution or liquidation, (2) the sale of all or substantially all of our assets, (3) the consummation of a merger, reorganization, or consolidation pursuant to which the outstanding voting securities held by our stockholders immediately prior to the transaction represent less than a majority of the combined voting power of the outstanding voting securities of the surviving or acquiring entity after the transaction, (4) the acquisition of all or a majority of our outstanding voting stock by a person or group of persons, or (5) any other acquisition of our business, as determined by the administrator.

Transferability of Awards. Awards granted under our 2014 Plan generally may not be transferred or assigned in any manner other than by will or the laws of descent and distribution, unless otherwise permitted by the administrator.

Amendment; Termination. Our board of directors may terminate or amend our 2014 Plan at any time, provided that such action does not impair a participant’s rights under outstanding awards without such participant’s written consent. As noted above, in connection with this offering, our 2014 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Limitations of Liability and Indemnification Matters

Immediately prior to the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law allows a corporation to provide that its directors will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into, or will enter into in connection with this offering, agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that our amended and restated certificate of incorporation and these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since February 1, 2020 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s length transactions.

Series E Preferred Stock Financing

From October 2020 through July 2021, we sold an aggregate of 6,219,590 shares of our Series E redeemable convertible preferred stock at a purchase price of $23.5538 per share, for an aggregate purchase price of $146.5 million. The following table summarizes purchases of our convertible Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E Preferred Stock	Total Series E Preferred Stock Purchase Price
Entities affiliated with Lightspeed Venture Partners(1)	3,778,583	$88,999,988.27
Entities affiliated with Greylock Partners(2)	212,280	$5,000,000.66

(1)

Entities affiliated with Lightspeed Venture Partners, or Lightspeed, holding our securities whose shares are aggregated for purposes of reporting share ownership information are Lightspeed SPV I-B, LLC, Lightspeed SPV I-C, LLC, Lightspeed Venture Partners IX, L.P., and Lightspeed Venture Partners Select II, L.P. These entities beneficially own more than 5% of our outstanding capital stock, and Ravi Mhatre, a member of our board of directors, is a Partner at Lightspeed.

(2)

Entities affiliated with Greylock Partners, or Greylock, holding our securities whose shares are aggregated for purposes of reporting share ownership information are Greylock XIV Limited Partnership, Greylock XIV Principals LLC, and Greylock XIV-A Limited Partnership. These entities beneficially own more than 5% of our outstanding capital stock, and Asheem Chandna, a member of our board of directors, is a Partner at Greylock.

Secondary Transactions

In January 2021, Arvind Jain, a holder of more than 5% of our outstanding capital stock, entered into stock transfer agreements with new and existing investors in our company, pursuant to which he sold and transferred 40,000 and 625,000 shares of common stock at a price of $25.26 and $24.00 per share, respectively, for proceeds of approximately $1.0 million and $15.0 million, respectively. In May 2021 and June 2021, Mr. Jain entered into stock transfer agreements with new and existing investors in our company pursuant to which he sold and transferred 29,500 and 40,000 shares of common stock at a price of $34.00 and $39.50 per share, respectively, for proceeds of approximately $1.0 million and $1.6 million, respectively. We waived our right of first refusal and the requisite stockholders waived their right of first refusal and right of co-sale in connection with the stock transfers described above.

In January 2021, Bipul Sinha entered into stock transfer agreements with new and existing investors in our company pursuant to which he sold and transferred 416,667 shares of common stock at a price of $24.00 per share for aggregate proceeds of approximately $10.0 million. We waived our right of first refusal and the requisite stockholders waived their right of first refusal and right of co-sale in connection with the stock transfer described above.

In February 2021, Arvind Nithrakashyap entered into a stock transfer agreement with a new investor in our company pursuant to which he sold and transferred 208,334 shares of common stock at a price of $24.00 per share for aggregate proceeds of approximately $5.0 million. We waived our right of first refusal and the requisite stockholders waived their right of first refusal and right of co-sale in connection with the stock transfer described above.

In April 2022, Kiran Choudary entered into a stock transfer agreement with an existing investor in our company pursuant to which he sold and transferred 41,550 shares of common stock at a price of $40.00 per share for aggregate proceeds of approximately $1.7 million. We allowed our right of first refusal to expire in connection with the stock transfer described above.

Relationship with Confluera, Inc.

Mr. Sinha, our Chief Executive Officer and a member of our board of directors, is a co-founder and chairman of the board of directors of Confluera, Inc., or Confluera, a cloud cybersecurity and response company. Pursuant to a service vendor agreement with Confluera, we made payments to Confluera of $124,640 during fiscal 2022. Our agreement with Confluera was negotiated in the ordinary course of business.

Investor Rights Agreement

We are party to an amended and restated investor rights agreement, or IRA, with certain holders of our capital stock, including Mr. Sinha, our Chief Executive Officer; Mr. Nithrakashyap, our Chief Technology Officer; Mr. Jain, a holder of more than 5% of our outstanding capital stock; entities affiliated with Lightspeed, which holds greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Mhatre; entities affiliated with Greylock, which holds great than 5% of our outstanding capital stock and are affiliated with our director, Mr. Chandna; and entities affiliated with our director, Mr. Salem, as well as other holders of our redeemable convertible preferred stock. The IRA provides certain holders of our redeemable convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides certain of these stockholders with information rights, which will terminate on the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the closing of this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreements

We are party to voting agreements under which certain holders of our capital stock, including our Chief Executive Officer and director, Mr. Sinha; our Chief Technology Officer and director, Mr. Nithrakashyap; entities affiliated with Lightspeed, which holds greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Mhatre; entities affiliated with Greylock, which holds greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Chandna; and entities affiliated with our director, Mr. Salem, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the closing of this offering, and thereafter none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including our Chief Executive Officer and director, Mr. Sinha; our Chief Technology Officer and director Mr. Nithrakashyap; entities affiliated with Lightspeed, which holds greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Mhatre; entities affiliated with Greylock, which holds greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Chandna; and entities affiliated with our director, Mr. Salem, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell in certain circumstances to other parties. This right will terminate upon the closing of this offering. Since February 1, 2020, we have allowed our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related parties, to expire.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the closing of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a related person transactions policy setting forth the policies and procedures for the identification, review, and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable offerings or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of                     , 2022, and as adjusted to reflect the sale of Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A common stock and/or Class B common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on                      shares of Class B common stock outstanding as of                     , 2022, assuming the automatic conversion of (i)                  shares of our redeemable convertible preferred stock outstanding as of                     , 2022 into an equal number shares of our Class B common stock and (ii)                      shares of our convertible founders stock outstanding as of                     , 2022 into an equal number of shares of Class B common stock. Applicable percentage ownership after the offering is based on                      shares of Class A common stock and                     shares of Class B common stock outstanding immediately after the closing of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of                     , 2022 or issuable pursuant to RSUs that vest within 60 days of                     , 2022. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Rubrik, Inc., 3495 Deer Creek Road, Palo Alto, California 94304.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned Following this Offering
	Class B Common Stock		% of Total Voting Power†	Class A		Class B		% of Total Voting Power†
Name of Beneficial Owner	Shares	%		Shares	%	Shares	%
5% or greater stockholders:
Entities affiliated with Lightspeed(1)
Entities affiliated with Greylock Partners(2)
Bipul Sinha
Arvind Jain
Arvind Nithrakashyap
Named executive officers and directors:
Bipul Sinha
Arvind Nithrakashyap
Ravi Mhatre(3)
Asheem Chandna(4)
Enrique Salem(5)
John W. Thompson(6)
R. Scott Herren
Yvonne Wassenaar
All current executive officer and directors as a group (11 persons)(7)

*	Represents beneficial ownership of less than 1%.
†

Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to                votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Voting Rights.”

(1)

Represents (i)                     shares held by Lightspeed Venture Partners IX, L.P., or Lightspeed IX; (ii)                      shares held of record by Lightspeed SPV I, LLC, or Lightspeed SPV I; (iii)                 shares held of record by Lightspeed SPV I-B, LLC, or Lightspeed SPV I-B; (iv)                      shares held of record by Lightspeed SPV I-C, LLC, or Lightspeed SPV I-C; (v)                shares held of record by Lightspeed Venture Partners Select II, L.P., or Lightspeed Select     II; (vi)                      shares held of record by Lightspeed Venture Partners X, L.P., or Lightspeed X; and (vii)                    shares held of record by Lightspeed Affiliates X, L.P., or Lightspeed Affiliates X. Lightspeed Ultimate General Partner IX, Ltd., or LUGP IX, serves as the sole general partner of Lightspeed General Partner IX, L.P., or LGP IX, which serves as the sole general partner of Lightspeed IX. Barry Eggers, Ravi Mhatre, and Peter Nieh are directors of LUGP IX and share voting and dispositive power over the shares held by Lightspeed IX. LS SPV Management, LLC, or LS SPV, serves as the sole manager of each of Lightspeed SPV I, Lightspeed SPV I-B, and Lightspeed SPV I-C. Messrs. Eggers, Mhatre, and Nieh are managing members of LS SPV and share voting and dispositive power over the shares held by each of Lightspeed SPV I, Lightspeed SPV I-B, and Lightspeed SPV I-C. Lightspeed Ultimate General Partner Select II, Ltd., or LUGP Select II, serves as the sole general partner of Lightspeed General Partner Select II, L.P., or LGP Select II, which serves as the sole general partner of Lightspeed Select II. Messrs. Eggers, Mhatre, and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II. Lightspeed Ultimate

General Partner X, Ltd., or LUGP X, serves as the sole general partner of each of Lightspeed General Partner X, L.P., or LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates X. Messrs. Eggers, Mhatre, and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by each of Lightspeed X and Lightspeed Affiliates X. The address for Lightspeed Venture Partners is 2200 Sand Hill Road, Menlo Park, California 94025.
(2)

Represents (i)                     shares held of record by Greylock XIV Limited Partnership, or Greylock XIV LP; (ii)                      shares held of record by Greylock XIV-A Limited Partnership, or Greylock XIV-A LP; and (iii)                     shares of record held by Greylock XIV Principals LLC, or Greylock XIV Principals. Greylock XIV GP LLC, or Greylock XIV GP, is the general partner of Greylock XIV and Greylock XI-A, and the manager of Greylock XIV Principals. Greylock XIV GP may be deemed to share voting and dispositive power with regard to the shares held directly by Greylock XIV LP, Greylock XIV-A LP, and Greylock XIV Principals and may be deemed to have indirect beneficial ownership of an indeterminate number of such shares. Aneel Bhusri, William W. Helman, Reid Hoffman, David Sze, Donald Sullivan, and Asheem Chandna share voting and investment power over the shares held by the Greylock XIV LP, Greylock XIV-A LP, and Greylock XIV Principals. The address for these entities is 2550 Sand Hill Road, Menlo Park, California 94025.

(3)

Represents the shares listed in footnote (1) above. Mr. Mhatre, one of our directors, is a managing director of Lightspeed Venture Partners and, therefore, may be deemed to exercise voting and investment discretion with respect to such shares.

(4)

Represents the shares listed in footnote (2) above. Mr. Chandna, one of our directors, is a partner at Greylock Partners and, therefore, may be deemed to exercise voting and investment discretion with respect to such shares.

(5)

Represents (i)                     shares held of record by Bain Capital Venture Coinvestment Fund II, L.P., or Venture Coinvestment Fund II, and (ii)                      shares held of record by Bain Capital Venture Fund 2019, L.P., or BCV Fund 2019. The address for these entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(6)

Represents (i)                     shares held of record by John and Sandra Thompson Trust, of which Mr. Thompson is a co-trustee and shares voting and dispositive power with his spouse; (ii)                      shares subject to options that are exercisable within 60 days of                     , 2022, all of which are vested as of such date; (iii)                      shares issuable upon settlement of RSUs that will have satisfied the service-based vesting condition and the liquidity event requirement in connection with this offering; and (iv) an additional                      shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                     , 2022.

(7)

Represents (i)                     shares beneficially owned by our current executive officers and directors as a group; (ii)                      shares subject to options exercisable within 60 days of                     , 2022, (iii)                     shares issuable upon settlement of RSUs that will have satisfied the service-based vesting condition and the liquidity event requirement in connection with this offering; and (iv) an additional                     shares that may be acquired upon the settlement of outstanding RSUs within 60 days of                     , 2022.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective immediately prior to the closing of this offering, the investor rights agreement and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Immediately prior to the closing of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.000025 per share, of which:

•	shares are designated as Class A common stock;

•	shares are designated as Class B common stock; and

•	shares are designated as preferred stock.

As of January 31, 2022, we had no shares of Class A common stock, 53,756,335 shares of Class B common stock, 5,400,000 shares of convertible founders stock, and 74,182,559 shares of redeemable convertible preferred stock outstanding. After giving effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock and convertible founders stock outstanding as of January 31, 2022 into shares of Class B common stock immediately prior to the closing of this offering, there would have been 133,338,894 shares of Class B common stock outstanding on January 31, 2022 held by 941 stockholders of record.

Class A Common Stock and Class B Common Stock

All issued and outstanding shares of our Class A common stock and Class B common stock will be duly authorized, validly issued, fully paid, and non-assessable. All authorized but unissued shares of our Class A common stock and Class B common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of     . The rights of our Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights.

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to                  votes per share on any matter submitted to our stockholders. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.

Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired, or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.

Liquidation Rights

On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions

The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (b) the consummation of a consolidation, merger, or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (c) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, consolidation, merger, or reorganization under any employment, consulting, severance, or other compensatory arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same proportion and manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the closing of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following:                .

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of January 31, 2022, there were 74,182,559 shares of redeemable convertible preferred stock outstanding. Immediately prior to the closing of this offering, each outstanding share of redeemable convertible preferred stock will convert into one share of Class B common stock. Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of                  shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Founders Stock

As of January 31, 2022, there were 5,400,000 shares of convertible founders stock outstanding. Immediately prior to the closing of this offering, each outstanding share of convertible founders stock will convert into one share of Class B common stock. Each share of convertible founders stock is convertible into convertible preferred stock if purchased by an investor in conjunction with a round of preferred stock financing. If otherwise transferred or sold, each share of convertible founders stock is convertible into Class B common stock, except in the case of certain permitted transfers. Upon the closing of this offering, no shares of convertible founders stock will be outstanding.

Options

As of January 31, 2022, we had outstanding options under our equity compensation plans to purchase an aggregate of 4,693,880 shares of Class B common stock, with a weighted-average exercise price of $5.22 per share.

Restricted Stock Units

As of January 31, 2022, we had 31,215,565 RSUs for shares of Class B common stock outstanding.

Registration Rights

Our IRA provides that certain holders of our redeemable convertible preferred stock, our convertible founders stock, and our Class A common stock have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the closing of this offering, or with respect to any particular stockholder, such time after the closing of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

The holders of an aggregate of 74,182,559 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of the registration statement of which this prospectus forms a part, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover at least that number of registrable shares as would have an anticipated aggregate offering price of at least $15.0 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 79,582,559 shares of our Class B common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to the demand registration rights set forth above, (ii) a registration relating solely to the issuance of securities by us or a subsidiary pursuant to a stock option, stock purchase, or similar plan, (iii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares held by the holders, or (v) a registration in which the only common stock being registered is common stock issued upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 74,182,559 shares of Class B common stock will be entitled to certain Form S-3 registration rights. At any time after the effective date of the registration statement of which this prospectus forms a part, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would be at least $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer, a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson, chief executive officer, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders by a plurality of the votes cast. For more information on the classified board, see the section titled “Management—Composition of our Board of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of at least a majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock (if any) may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty; (3) any action or proceeding asserting a claim against us under the Delaware General Corporation Law; (4) any action or proceeding regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action or proceeding asserting a claim against us that is governed by the internal affairs doctrine.

This choice of forum provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act In addition, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock will be                 . The transfer agent and registrar’s address is                .

Exchange Listing

Our common stock is currently not listed on any securities exchange. We intend to list our Class A common stock on the                  under the symbol “             .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to list our Class A common stock on the                 , we cannot assure you an active public market for our Class A common stock will develop.

Following the closing of this offering, based on the number of shares of our Class B common stock outstanding as of January 31, 2022 and assuming (i) the issuance of              shares of Class A common stock in this offering, (ii) the automatic conversion of 74,182,559 shares of our redeemable convertible preferred stock outstanding as of January 31, 2022 into an equal number of shares of Class B common stock immediately prior to the closing of this offering, (iii) the automatic conversion of 5,400,000 shares of our convertible founders stock outstanding as of January 31, 2022 into an equal number of shares of Class B common stock immediately prior to the closing of this offering, (iv) no exercise of stock options outstanding as of January 31, 2022, and (v) no exercise of the underwriters’ option to purchase additional shares, we will have outstanding an aggregate of approximately              shares of Class A common stock and              shares of Class B common stock.

Of these shares, all shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining outstanding shares of Class A common stock and Class B common stock will be, and shares underlying outstanding RSUs and shares subject to stock options and RSUs will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below. Substantially all of these shares will be subject to a lock-up period under the lock-up agreements and market stand-off agreements described below.

As a result of these agreements and the provisions of our IRA, described below, and subject to the provisions of Rule 144 and Rule 701, shares of our Class A common stock sold in this offering or shares of Class B common stock subject to lock-up agreements and market stand-off agreements will be available for sale in the public market as described below.

In addition, after this offering, up to                  shares of Class B common stock may be issued upon exercise of outstanding stock options or vesting and settlement of outstanding RSUs as of                 , and                  shares of Class A common stock are available for future issuance under our 2022 Plan and our 2022 ESPP.

Lock-Up Agreements

We and all of our directors, officers, and the holders of substantially all of our outstanding common stock and securities exercisable for or convertible into our Class B common stock, have agreed, or will agree, with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, or the restricted period, subject to certain exceptions, we and they will not, and will not cause or direct any of our or their respective affiliates, without the prior written consent of Goldman Sachs & Co. LLC, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any of our common stock, any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive shares of our common stock; provided that                 . These agreements are described in the section titled “Underwriting.” Goldman Sachs & Co. LLC may release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with substantially all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months, would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described above.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock and Class B common stock subject to outstanding stock options and RSUs and common stock issued or issuable under our 2022 Plan, 2022 ESPP, and our 2014 Plan, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of January 31, 2022, holders of up to 79,582,559 shares of our Class B common stock, which includes all of the shares of Class B common stock issuable upon the automatic conversion of our redeemable convertible preferred stock and convertible founders stock immediately prior to the closing of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the closing of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not deal with non-U.S., state, and local tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not address U.S. federal tax consequences other than income tax consequences. For example, it does not address estate and gift taxes, the alternative minimum tax, the Medicare contribution tax on net investment income, or the application of special tax accounting rules under Section 451(b) of the Code. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, governmental organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy, persons who acquire our Class A common stock through the exercise of an option or otherwise as compensation, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements and investors in such pass-through entities or arrangements, persons deemed to sell our Class A common stock under the constructive sale provisions of the Code, and persons that own, or are deemed to own, our Class B common stock. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury Regulations, rulings, and judicial decisions thereunder, each as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, GIFT, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is neither a U.S. Holder (as defined below) nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our Class A common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock to a Non-U.S. Holder, such distributions, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. We do not intend to adjust our withholding unless such certificates are provided to us or our paying agent before the payment of dividends and are updated as may be required by the IRS. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds our Class A common stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if our Class A common stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our Class A common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our

Class A common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of our Class A common stock as described in the next section.

Gain on Disposition of Our Class A Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or become a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our Class A common stock. In general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period in our Class A common stock and (2) our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market for purposes of these rules. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our Class A common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on a net income basis at the U.S. federal income tax rates applicable to U.S. Holders, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are a Non-U.S. Holder described in (b) above, you will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of distributions on our Class A common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. You may be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends. The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% that would be applicable to the gross proceeds of a disposition of our Class A common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to                 additional shares of our Class A common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our shares of Class A common stock on the                 under the symbol “                .”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of Class A common stock. As a result, the price of Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market, or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In addition, Goldman Sachs BDC, an affiliate of one of the underwriters in this offering, is a lender under our outstanding revolving credit facility. Furthermore, Bipul Sinha, our Chief Executive Officer and a member of our board of directors, has entered into a loan and security agreement, or the loan agreement, with Goldman Sachs Bank, an affiliate of one of the underwriters of this offering. We are not a party to the loan agreement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities, and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Selling Restrictions

European Economic Area

In relation to each EEA Member State, each a “Relevant Member State,” no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us and/or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:

a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representative has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representative of such fact in writing may, with the prior consent of the representative, be permitted to acquire shares in this offering.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom, or the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.

No shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the UK at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require us and/or any underwriter or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the

SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or our shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common stock.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Rubrik, Inc. as of January 31, 2022 and 2021, and for each of the years in the two-year period ended January 31, 2022, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.rubrik.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Rubrik, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Rubrik, Inc. and subsidiaries (the Company) as of January 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended January 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Santa Clara, California

October 14, 2022

Consolidated Balance Sheets

(in thousands, except share and par value amounts)

	As of January 31,
	2021	2022
Assets
Current assets
Cash and cash equivalents	$120,099	$71,018
Short-term investments	97,212	67,789
Accounts receivable, net of $140 and $1,841 allowances as of January 31, 2021 and 2022, respectively	109,710	159,376
Deferred commissions	23,399	38,007
Prepaid expenses and other current assets	34,084	32,773

Total current assets	384,504	368,963
Property and equipment, net	34,106	35,493
Deferred commissions, noncurrent	37,227	63,518
Goodwill	4,236	4,236
Other assets, noncurrent	49,842	46,774

Total assets	$509,915	$518,984

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	$10,242	$14,079
Accrued expenses and other current liabilities	88,873	110,015
Deferred revenue	132,625	213,253

Total current liabilities	231,740	337,347
Deferred revenue, noncurrent	163,542	254,161
Other liabilities, noncurrent	34,761	32,105

Total liabilities	430,043	623,613

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.000025 par value—73,695 and 74,183 shares authorized as of January 31, 2021 and 2022, respectively; 73,546 and 74,183 shares issued and outstanding as of January 31, 2021 and 2022, respectively; liquidation preference of $700,100 and $715,100 as of January 31, 2021 and 2022, respectively	699,734	714,713
Stockholders’ deficit:
Common stock, $0.000025 par value—176,924 and 186,557 shares authorized as of January 31, 2021 and 2022, respectively (inclusive of convertible Founders stock, $0.000125 par value, convertible to common stock, of 5,400 and 5,400 shares authorized as of January 31, 2021 and 2022, respectively); 53,283 and 59,156 shares issued and outstanding as of January 31, 2021 and 2022, respectively (inclusive of 5,400 and 5,400 convertible Founders stock issued and outstanding as of January 31, 2021 and 2022, respectively)	1	1
Additional paid-in capital	176,541	231,354
Accumulated other comprehensive loss	(199)	(88)
Accumulated deficit	(796,205)	(1,050,609)

Total stockholders’ deficit	(619,862)	(819,342)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$509,915	$518,984

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended January 31,
	2021	2022
Revenue
Subscription	$163,482	$260,543
Maintenance	89,602	91,015
Other products	134,667	154,590

Total revenue	387,751	506,148

Cost of revenue
Subscription	17,093	32,385
Maintenance	20,326	20,463
Other products	69,964	100,115

Total cost of revenue	107,383	152,963

Gross profit	280,368	353,185
Operating expenses
Research and development	127,360	159,576
Sales and marketing	268,395	355,492
General and administrative	93,720	87,907

Total operating expenses	489,475	602,975

Loss from operations	(209,107)	(249,790)
Interest income	2,421	1,530
Other income (expense), net	(905)	(1,301)

Loss before income taxes	(207,591)	(249,561)
Income tax expense	5,497	4,843

Net loss	$(213,088)	$(254,404)

Net loss per share, basic and diluted	$(4.10)	$(4.40)

Weighted-average shares used in computing net loss per share, basic and diluted	51,942	57,852

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended January 31,
	2021	2022
Net loss	$(213,088)	$(254,404)
Foreign currency translation adjustment, net of tax	218	242
Unrealized loss on available-for-sale securities, net of tax	(108)	(131)

Total other comprehensive income, net of tax	110	111

Comprehensive loss	$(212,978)	$(254,293)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 31, 2020	67,962,969	$568,303	52,144,519	$1	$123,668	$(309)	$(583,117)	$(459,757)

Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $64	5,582,751	131,431	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,549,567	—	6,376	—	—	6,376
Repurchases of unvested common stock	—	—	(410,622)	—	—	—	—	—
Vesting of early exercise stock options	—	—	—	—	2,275	—	—	2,275
Stock-based compensation expense	—	—	—	—	44,222	—	—	44,222
Other comprehensive income	—	—	—	—	—	110	—	110
Net loss	—	—	—	—	—	—	(213,088)	(213,088)

Balance as of January 31, 2021	73,545,720	$699,734	53,283,464	$1	$176,541	$(199)	$(796,205)	$(619,862)

Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $21	636,839	14,979	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,851,532	—	8,813	—	—	8,813
Repurchases of unvested common stock	—	—	(6,054)	—	—	—	—	—
Vesting of early exercise stock options	—	—	—	—	751	—	—	751
Issuance of common stock for settlement of restricted stock awards and restricted stock units	—	—	4,027,393	—	15	—	—	15
Stock-based compensation expense	—	—	—	—	45,234	—	—	45,234
Other comprehensive income	—	—	—	—	—	111	—	111
Net loss	—	—	—	—	—	—	$(254,404)	$(254,404)

Balance as of January 31, 2022	74,182,559	$714,713	59,156,335	$1	$231,354	$(88)	$(1,050,609)	$(819,342)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended January 31,
	2021	2022
Cash flows from operating activities:
Net loss	$(213,088)	$(254,404)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization, and impairment	19,215	21,342
Stock-based compensation	43,980	45,066
Amortization of deferred commissions	63,168	83,315
Deferred income taxes	913	2,915
Other	2,506	2,534
Changes in operating assets and liabilities:
Accounts receivable	(6,263)	(51,367)
Deferred commissions	(79,592)	(124,214)
Prepaid expenses and other assets	(21,349)	912
Accounts payable	265	3,664
Accrued expenses and other liabilities	62,784	16,205
Deferred revenue	68,719	171,247

Net cash used in operating activities	(58,742)	(82,785)

Cash flows from investing activities:
Purchases of property and equipment	(11,138)	(14,986)
Capitalized internal-use software	(4,744)	(5,463)
Purchases of investments	(111,887)	(144,288)
Sale of investments	10,779	22,920
Maturities of investments	116,893	150,234
Cash paid for business combination	(1,500)	—

Net cash provided by (used in) investing activities	(1,597)	8,417

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	131,431	14,979
Proceeds from exercise of stock options	6,612	9,204
Repurchases of unvested common stock	(529)	(1,311)

Net cash provided by financing activities	137,514	22,872

Effect of exchange rate on cash, cash equivalents, and restricted cash	218	242
Net increase (decrease) in cash, cash equivalents, and restricted cash	77,393	(51,254)
Cash, cash equivalents, and restricted cash, beginning of year	49,554	126,947

Cash, cash equivalents, and restricted cash, end of year	$126,947	$75,693

Supplementary cash-flow disclosure:
Cash paid during the year for:
Income taxes, net of refunds	$2,289	$2,505
Non-cash investing and financing activities:
Vesting of early exercised common stock options	2,275	751
Transfers of inventory to property and equipment	469	500
Property and equipment received, included in payables and accrued but not paid	68	945
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	120,099	71,018
Restricted cash	6,848	4,675

Total cash, cash equivalents, and restricted cash	$126,947	$75,693

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Description of Business

Rubrik, Inc. (“Rubrik” or the “Company”) is on a mission to secure the world’s data. Rubrik offers data security solutions to organizations ranging from the largest companies worldwide to mid-sized smaller customers. The Company was incorporated in December 2013 as ScaleData, Inc., a Delaware corporation, and changed its name to Rubrik, Inc. in October 2014. The Company is headquartered in Palo Alto, California.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements, which include the accounts of Rubrik, Inc. and its wholly owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates include, but are not limited to, the estimation of standalone selling prices for performance obligations, the application of a portfolio approach for capitalization of deferred commission, the determination of the period of benefit for deferred commissions, the determination of fair value of the Company’s common stock, the valuation and assessment of recoverability of intangible assets and their estimated useful lives, the assessment of goodwill impairment, the incremental borrowing rate used to value operating lease liabilities, the valuation of deferred income tax assets and uncertain tax positions, and contingencies. Management evaluates these estimates and assumptions on an ongoing basis using historical experience and other factors and makes adjustments when facts and circumstances dictate. Actual results could differ materially from these estimates.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

The Company’s long-lived assets consist of property and equipment, net and right-of-use assets (“ROU assets”). Total long-lived assets in the United States was $62.1 million and $57.1 million as of January 31, 2021 and 2022, respectively. No other country accounted for more than 10% as of January 31, 2021 and 2022.

Revenue by geographical region is discussed below in Note 3.

Revenue Recognition

The Company derives revenue primarily from subscriptions, which includes subscription term-based licenses and the related support services, and cloud-based services or software-as-a-service (“SaaS”), as well as perpetual licenses and the related maintenance, Rubrik-branded commodity servers (“Rubrik-branded Appliances”), and professional services fees. The Company’s SaaS does not provide customers with the right to take possession of the software and, as a result, are accounted for as service arrangements. The Company sells arrangements that are generally one to five years in length, with the majority of the arrangements three years in length. The Company’s arrangements are generally non-cancelable and non-refundable. The Company primarily sells products and services to end customers through distributors and resellers (“Channel Partners”). The revenue recognition policy is applied consistently for sales generated directly with end customers and indirectly through Channel Partners.

The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Payment terms on the Company’s contracts range from 30 to 60 days after shipment or service commencement date, except for certain contracts, which are billed in installments over the contract term.

The Company determines its transaction price based on the expected amount it is entitled to receive in exchange for transferring promised goods and services to the customer. If the transaction price is less than the contractual price, the difference is recorded as a reduction to accounts receivable, net and/or contract assets in the consolidated balance sheets with an offsetting decrease in revenue and/or deferred revenue in the consolidated statements of operations and/or consolidated balance sheets. The Company recorded a reduction of $0.1 million and $1.8 million in accounts receivable, net as of January 31, 2021 and 2022, respectively.

Subscription Revenue

Subscription revenue includes fees earned from the Company’s subscriptions which includes subscription term-based licenses and the related support services, and cloud-based services that do not provide customers with the right to take possession of the software. Support services includes software updates on a when-and-if-available basis, telephone support, integrated web-based support, and Rubrik-branded Appliance support. The Company recognizes revenue for the amount allocated to the subscription term-based license at the later of the license term start date or the date the license is delivered. The Company recognizes the amount allocated to support and cloud-based services ratably over the support or service period, generally commencing with the date the service is made available to customers. The Company does not recognize software revenue related to the renewal of subscription term-based licenses earlier than the beginning of the related renewal period.

Maintenance Revenue

Maintenance revenue represents fees earned from software updates on a when-and-if-available basis, telephone support, integrated web-based support, and Rubrik-branded Appliance support relating to the Company’s perpetual licenses. Maintenance revenue is recognized over the term of the service period.

Other Products Revenue

Other products revenue represents fees earned from the sale of perpetual licenses, Rubrik-branded Appliances, and professional services.

The Company has determined the Rubrik-branded Appliance and software license are separate performance obligations because the Rubrik-branded Appliance and software license are not highly interdependent or interrelated and the customer can benefit from the Rubrik-branded Appliance and software separately. The Company does not customize its software license, and installation services are not required for the software to function.

Rubrik-branded Appliances revenue is recognized when shipped to the customer. The Company’s shipping term is free on board shipping point, which means the control of the Rubrik-branded Appliance is transferred to customers upon shipment. The Company recognizes revenue for the amount allocated to the software license at the later of the license term start date or the date the license is delivered. When the Company sells software licenses with the Rubrik-branded Appliance, both the Rubrik-branded Appliance and software license are recognized at the same time.

Revenue related to professional services is typically recognized as the services are performed and less than 10% of the total revenue.

Amounts billed to customers for shipping and handling costs are classified as other products revenue, and the Company’s shipping and handling costs are classified as cost of revenue.

The Company excludes from revenue and costs any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, and value added).

The Company offers rebates to its Channel Partners calculated as a fixed percentage of the total selling price on a revenue contract. The Company accounts for rebates as consideration payable to a customer and records the amounts as a reduction to revenue.

Contracts With Multiple Performance Obligations

Most of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct in the context of the contract. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The standalone selling price is determined based on the price at which the performance obligation is sold separately, or if not observable through past transactions, is estimated taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. For those that are not sold separately, such as the Company’s software licenses and Rubrik-branded Appliances, standalone selling price is determined based on observable inputs, overall pricing trends, market conditions and other factors, such as the price charged by the Company’s competitors for similar goods and making necessary adjustments, as appropriate.

Timing of Revenue Recognition (in thousands)

	Year Ended January 31
	2021	2022
Subscription revenue
Products and services transferred over time	$49,659	$103,411
Products and services transferred at a point in time	113,823	157,132
Maintenance Revenue
Products and services transferred over time	89,602	91,015
Other products revenue
Products and services transferred over time	8,645	13,761
Products and services transferred at a point in time	126,022	140,829

Total revenue	$387,751	$506,148

Contract Assets

The Company invoices its customers in accordance with contractual billing terms established in each contract. As the Company performs under customer contracts, its right to consideration that is unconditional is classified as accounts receivable. If the Company’s right to consideration for such performance is contingent upon a future event or satisfaction of additional performance obligations, the amount of revenue the Company has recognized in excess of the amount it has billed to the customer is classified as a contract asset. Contract assets are included in prepaid expenses and other current assets and other assets, noncurrent in the consolidated balance sheets. There were $18.2 million and $13.7 million contract assets as of January 31, 2021 and 2022, respectively. The decrease was due to a decrease in certain contracts with customers where the timing of revenue recognition differs from the timing of invoicing to the customers. The current and noncurrent contract assets balance as of January 31, 2021 was $9.9 million and $8.3 million, respectively, and as of January 31, 2022 was $8.1 million and $5.6 million, respectively.

Deferred Revenue

Deferred revenue, which are contract liabilities, are amounts received or due from customers in advance of the Company’s performance. The current portion of deferred revenue represents the amount that is expected to be recognized as revenue within one year of the consolidated balance sheet date. The Company invoices customers upfront for the majority of contracts and the increase in the Company’s deferred revenue corresponds to an increase in revenue contracts that include support in which the Company satisfies its performance obligations typically over the contractual service period. During the years ended January 31, 2021 and 2022, the Company recognized revenue of approximately $99.0 million and $138.5 million, respectively, pertaining to amounts deferred at the beginning of each respective period.

Transaction Price Allocated to the Remaining Performance Obligations

Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue for contracts that have been invoiced and will be recognized as revenue in future periods.

As of January 31, 2022, total remaining non-cancelable performance obligations under the Company’s contracts with customers was approximately $545.4 million. The Company expects to recognize 48% over the next 12 months with the balance to be recognized as revenue thereafter.

Cost of Revenue

Cost of revenue primarily consists of Rubrik-branded Appliances, salaries, benefits, stock-based compensation expense, amortization of capitalized internal-use software, amortization of finite-lived intangible assets, and allocated overhead costs which primarily consists of facilities-related costs.

Accounts Receivable and Allowances

Accounts receivable are recorded at the invoiced amount, net of allowances. Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance, as needed.

These allowances are based on the Company’s assessment of the collectibility of accounts by considering the age of the receivable balance, the collection history of each customer and type of deals, and an evaluation of current expected risk of credit loss based on current economic conditions and reasonable and supportable forecasts of future economic conditions over the life of the receivable. The Company assesses collectibility by reviewing accounts receivable and contract assets on an aggregated basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with collectibility issues. Amounts deemed uncollectible are recorded as an allowance in the consolidated balance sheets with a charge to general and administrative expense in the consolidated statements of operations.

The Company presents accrued rebates to Channel Partners on a gross basis in accrued expenses and other current liabilities in the consolidated balance sheets as the Company’s intent is not to settle such amounts net against accounts receivable.

Deferred Commissions

Deferred commissions consist of incremental costs paid to the Company’s sales force as a result of acquiring a customer contract. The deferred commission amounts are recoverable through the revenue streams that will be recognized under the related contracts. Sales commissions earned are capitalized using a portfolio approach based on characteristics of historical revenue contracts. Sales commissions are amortized as the related performance obligations are satisfied. Commissions related to performance obligations satisfied upon initial delivery of on-premise software license and Rubrik-branded Appliance are recorded immediately upon delivery. Commissions related to performance obligations satisfied over time are amortized over the related period of benefit on a straight-line basis. The related period of benefit is determined to be generally four years when renewal commissions are not commensurate with the initial commissions earned. The Company determined the period of benefit by taking into consideration the length of its customer contracts and the useful life of the underlying products and technology sold. Renewal commissions are deferred and then amortized on a straight-line basis over the contractual term, which is generally one year. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations. The Company’s deferred commissions are classified as current and noncurrent assets within the consolidated balance sheets according to when the Company expects to recognize the expense in the consolidated statement of operations.

Warranties

With respect to the Rubrik-branded Appliance warranty obligation, the Company’s contract manufacturer is generally required to replace defective Rubrik-branded Appliances. Furthermore, the Company’s customer support agreements provide for the same parts replacement that customers are entitled to under the warranty program, except that replacement parts are delivered according to targeted response times to minimize disruption to the customers’ critical business applications. Substantially all customers purchase support agreements.

Given the warranty agreement is with the Company’s contract manufacturers and considering that substantially all products are sold together with support agreements, the Company generally has limited exposure related to warranty costs and therefore no warranty reserve has been recognized for years ended January 31, 2021 and 2022.

Cash, Cash Equivalents, and Restricted Cash

The Company considers cash equivalents to be highly liquid investments with original maturities of three months or less from the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

As of January 31, 2021 and 2022, the Company’s restricted cash balance was $6.8 million and $4.7 million, respectively. $1.5 million of the balance as of January 31, 2021 and 2022 was related to the deposit serving as collateral for the Company’s corporate credit card program. $5.3 million and $2.6 million of the balance as of January 31, 2021 and 2022, respectively, was related to a letter of credit for the Company’s facility lease agreement. Restricted cash is included within prepaid expenses and other current assets and other assets, noncurrent on the Company’s consolidated balance sheets.

Investments

The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its investments as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. As a result, the Company classifies its short-term investments, including securities with stated maturities beyond twelve months, within current assets in the consolidated balance sheets.

Available-for-sale securities are recorded at fair value each reporting period and are periodically evaluated for unrealized losses. For unrealized losses in securities that the Company intends to hold and it is not more likely than not it will be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors.

The Company considers credit related impairments to be changes in value that are driven by a change in the creditor’s ability to meet its payment obligations, and records an allowance and recognizes a corresponding loss in other income (expense), net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive loss in the consolidated balance sheets until realized. Realized gains and losses are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.

Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements for cash and cash equivalents, accounts receivable, net, accounts payable, and accrued expenses and other current liabilities approximate their fair values due to their short-term nature.

Inventory

Inventory is stated at the lower of cost or net realizable value which approximates actual cost on a first-in-first-out basis. As of January 31, 2021 and 2022, there were $3.4 million and $4.4 million, respectively, in inventory, net within prepaid and other current assets in the consolidated balance sheets.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, net of accumulated depreciation. The Company includes the cost to acquire demonstration units and the related accumulated depreciation in property and equipment as such units are not available for sale. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets except leasehold improvements, which are depreciated over the shorter of the useful life of the improvement or the term of the related lease. The useful lives of property and equipment are as follows:

Useful lives
Equipment	3 years
Leasehold improvements	Shorter of estimated useful lives of the improvements or remaining related lease term
Furniture and fixtures	5 years

Leases

The Company entered into non-cancellable operating leases primarily for its offices with various expiration dates through fiscal 2028. The Company determines if an arrangement contains a lease at inception based on whether it has the right to control the asset during the contract period and other facts and circumstances. The Company currently does not have any finance leases.

The Company recognizes lease liabilities and ROU assets at lease commencement. The Company measures lease liabilities based on the present value of future lease payments. The interest rate implicit in the leases is not readily determinable, and therefore the Company uses its incremental borrowing rate based on the information available at the commencement date to determine the lease liabilities. The Company does not include in the lease term options to extend or terminate the lease unless it is reasonably certain that it will exercise such options. The Company accounts for the lease and non-lease components as a single lease component for its real estate leases. The Company measures the ROU assets based on the corresponding lease liabilities adjusted for prepayments made at or before the lease commencement. The Company does not recognize lease liabilities or ROU assets for short-term leases, which have a lease term of twelve months or less.

The Company begins recognizing operating lease cost on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Company. Variable lease payments are expensed as incurred and are not included in the calculation of lease liabilities or ROU assets.

Software Development Costs

The costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with the accounting guidance for software. Because the Company’s current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs have been capitalized for any of the periods presented.

The Company capitalizes certain costs incurred for the development of computer software for internal-use during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized internal-use software are included in property and equipment, net in the consolidated balance sheets and are amortized on a straight-line basis. The amortization is recorded within subscription cost of revenue in the consolidated statements of operations.

The Company evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Research and Development

The Company’s research and development expense consists primarily of salaries, benefits, stock-based compensation expense, facilities, information technology, and consulting expenses. Research and development costs that do not meet the software development costs capitalization criteria are expensed as incurred.

Business Combinations

The Company applies the acquisition method of accounting for business combinations under which all assets acquired and liabilities assumed are recorded at their respective fair values at the date of the acquisition.

Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. The Company may record adjustments to the assets acquired and liabilities assumed during the measurement period, which may be up to one year from the acquisition date, with the corresponding offset to goodwill for facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded within the Company’s consolidated statements of operations. Acquisition related costs are recognized separately from the business combination and are expensed as incurred.

Goodwill and Intangible Assets

Goodwill is not amortized but tested for impairment at least annually during the fourth fiscal quarter, or if circumstances indicate the value may no longer be recoverable. The Company operates in one segment, which is considered to be the sole reporting unit and, therefore, goodwill was tested for impairment at the enterprise level. There has been no impairment of goodwill as of January 31, 2022.

Intangible assets, other than the ones with indefinite useful lives, are carried at cost, net of accumulated amortization. Amortization is recorded on a straight-line basis over the intangible assets’ useful lives. The Company does not have intangible assets with indefinite useful lives other than goodwill. Intangible assets, net is included within other assets, noncurrent on the Company’s consolidated balance sheets.

Impairment of Long-lived Assets

The Company evaluates long-lived assets, which include definite-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability is measured by comparing the net book value to the future undiscounted cash flows attributable to such assets. If impaired, the Company recognizes an impairment charge equal to the amount by which the net book value exceeds its fair value. There has been no impairment charge for the years ended January 31, 2021 and 2022.

Advertising Costs

Advertising costs are expensed as incurred in sales and marketing expense in the consolidated statements of operations and amounted to $14.0 million and $24.9 million for the years ended January 31, 2021 and 2022, respectively.

Stock-Based Compensation Expense

The Company measures and recognizes stock-based compensation expense for all stock-based awards, including grants of options to purchase stock and restricted stock units (“RSUs”), made to employees, nonemployees, and the Company’s board of directors (the “Board of Directors”) based on estimated fair values at the date of grant.

The Company uses the Black-Scholes option pricing model to value its options at the date of grant. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for grants that vest based on only a service condition.

The Company granted RSUs that vest upon satisfaction of a service-based condition only and also those that have both a service-based condition and a performance condition. Stock-based compensation expense is not recognized for RSUs which include a performance condition unless the performance condition is probable.

The Company’s use of the Black-Scholes option pricing model to estimate the fair value of stock options granted requires the input of assumptions. These assumptions and estimates are as follows:

Fair value of common stock—The Company must estimate the fair value of common stock as the Company’s common stock is not yet publicly traded. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous unrelated third-party valuations of the Company’s common stock, (ii) the prices, rights, preferences and privileges of the Company’s Preferred Stock relative to those of its common stock, (iii) the lack of marketability of the Company’s common stock, (iv) actual operating and financial results, (v) current business conditions and projections, (vi) market multiples of comparable companies in the Company’s industry, (vii) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions, (viii) recent secondary stock sales transactions, and (ix) macroeconomic conditions.

Expected term—The Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock option’s vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since the Company does not have sufficient trading history of its common stock,

it estimates the expected volatility of its stock options at their grant date by taking the weighted-average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the options.

Risk-free interest rate—The Company uses the U.S. Treasury yield in effect at the time of grant for the expected term of the stock options issued.

Dividend yield—The Company utilizes a dividend yield of zero, as it does not currently issue dividends and does not expect to in the future.

Forfeitures are accounted for as they occur.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries are the respective local currencies. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in the consolidated balance sheets. Foreign currency transaction gains and losses are included in other income (expense), net in the consolidated statements of operations. Revenue and expenses are translated at the average exchange rate during the period, and equity balances are translated using historical exchange rates. To date, the Company has not undertaken any hedging transactions related to foreign currency exposure.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance to amounts that are more likely than not to be realized.

The Company records a liability for uncertain tax positions if it is not more likely than not to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and may not accurately anticipate actual outcomes.

Concentration of Risk

Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, and accounts receivable. Cash and cash equivalents and short-term investments are primarily held in two financial institutions and, at times, may exceed federally insured limits. The Company grants credit to customers in a wide variety of industries worldwide and generally does not require collateral. The Company has not experienced any credit losses as of January 31, 2022.

Concentration of Revenue and Accounts Receivable

The Company sells products and services to Channel Partners and end customers. For the years ended January 31, 2021 and 2022, the following Channel Partners and end customers individually accounted for 10% or more of total revenues and 10% or more accounts receivable, net:

	Revenue		Accounts Receivable, Net
	Year Ended January 31,		As of January 31,
	2021	2022	2021	2022
Partner A	49%	37%	35%	33%
Partner B	14%	31%	14%	31%
Partner C	16%	12%	27%	14%
Partner D	Less than 10%	Less than 10%	13%	Less than 10%

Vendor Risk

The Company relies on a limited number of suppliers for its contract manufacturing and certain raw material components. In instances where suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. Similarly, the embedded conversion feature will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under Accounting Standard Codification (“ASC”) Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share (EPS). Under the current standards, the Company’s convertible preferred stock is accounted for as a single equity instrument measured at the historical cost with no features that require bifurcation and recognition as derivatives. As such, there will be no impact on the convertible preferred stock upon adoption of ASU 2020-06. ASU 2020-06 is effective for the Company beginning February 1, 2022, with early adoption permitted for the Company beginning February 1, 2021, and can be adopted on either a fully retrospective or modified retrospective basis. The Company adopted the standard on February 1, 2021 using the modified retrospective method. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC Topic 606, Revenue from Contracts with Customers, in order to align the recognition of a contract liability with the definition of a performance obligation. ASU 2021-08 is effective for interim and annual periods beginning after December 15, 2022, on a prospective basis, with early adoption permitted. The Company is assessing the timing and impact of adopting this standard.

Note 3—Revenue by Geography

The geographic regions are the Americas, EMEA (Europe, the Middle East, and Africa) and APAC (Asia Pacific). The Company operates as one segment. The following table sets forth revenue by geographic area based on ship to address (in thousands):

	Year Ended January 31,
	2021	2022
Americas	$274,801	$361,860
EMEA	95,375	125,907
APAC	17,575	18,381

Total revenue	$387,751	$506,148

For the years ended January 31, 2021 and 2022, the United States accounted for $269.4 million and $350.0 million, respectively, or 69% of consolidated total revenue.

Note 4—Business Combinations

In December 2020, the Company acquired Igneous Systems, Inc.’s intellectual property, customer agreements, and certain assets. Igneous specializes in unstructured data management and provides a solution for cost effective and simple data management at scale. The transaction has been accounted for as a business combination for the year ended January 31, 2021. The total consideration for the business combination of $1.5 million was paid in cash. The Company recorded $1.9 million in acquired developed technology intangible asset with an estimated useful life of two years, and $1.6 million of goodwill which is primarily attributed to the assembled workforce as well as the integration of Igneous’ technology and the Company’s technology. The Company recognized $0.1 million and $0.9 million amortization expense in acquired developed technology for the year ended January 31, 2021 and 2022, respectively. Assets acquired and liabilities assumed at the acquisition date were not material. Pro forma results of operations for the transaction have not been presented as they were not material to the consolidated statements of operations.

Acquisition-related costs were expensed as incurred within general and administrative expense in the consolidated statement of operations and were not material.

Note 5—Financial Instruments

The Company classifies its financial instruments within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. Three levels of input may be used to measure fair value:

•	Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs are quoted for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

•

Level 3—Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. These inputs will be based on the Company’s own assumptions and will require significant management judgement or estimation.

The Company did not have any level 3 investments as of January 31, 2021 and 2022. The following table summarizes the Company’s cash and available-for-sale marketable securities’ amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value by significant investment category reported as cash and cash equivalents or short-term investments as of January 31, 2021 and 2022 (in thousands):

					Reported As
January 31, 2021	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cash and Cash Equivalents	Short-Term Investments
Cash:	$77,262	$—	$—	$77,262	$77,262	$—
Level 1:
Money market funds	6,806	—	—	6,806	6,806	—
U.S. Treasuries	39,525	3	—	39,528	5,034	34,494

Subtotal	46,331	3	—	46,334	11,840	34,494

Level 2:
Commercial paper	83,476	8	—	83,484	30,997	52,487
Corporate bonds	10,222	9	—	10,231	—	10,231

Subtotal	93,698	17	—	93,715	30,997	62,718

Total asset measured at fair value	$217,291	$20	$—	$217,311	$120,099	$97,212

					Reported As
January 31, 2022	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cash and Cash Equivalents	Short-Term Investments
Cash:	$55,782	$—	$—	$55,782	$55,782	$—
Level 1:
Money market funds	10,237	—	—	10,237	10,237	—
U.S. Treasuries	20,217	—	(88)	20,129	—	20,129

Subtotal	30,454	—	(88)	30,366	10,237	20,129

Level 2:
Commercial paper	28,986	—	(8)	28,978	4,999	23,979
Corporate bonds	19,697	—	(12)	19,685	—	19,685
U.S. government agencies	4,000	—	(4)	3,996	—	3,996

Subtotal	$52,683	$—	$(24)	$52,659	$4,999	$47,660

Total asset measured at fair value	$138,919	$—	$(112)	$138,807	$71,018	$67,789

The following table summarizes the estimated fair value of the Company’s investments by their remaining contractual maturity dates (in thousands):

As of January 31, 2022
Due within one year	$65,266
Due between one to two years	2,523

Total	$67,789

For available-for-sale debt securities that have unrealized losses, the Company evaluates whether (i) the Company has the intention to sell any of these investments, (ii) it is not more likely than not that the Company will be required to sell any of these available-for-sale debt securities before recovery of the entire amortized cost basis, and (iii) the decline in the fair value of the investment is due to credit or non-credit related factors. Based on this evaluation, the Company determined that for short-term investments, there were no material credit or non-credit related impairments as of January 31, 2021 and 2022.

Note 6—Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of January 31,
	2021	2022
Prepaid expenses	$13,284	$16,117
Contract assets, current	9,920	8,114
Other current assets	10,880	8,542

Total prepaid expenses and other current assets	$34,084	$32,773

Property and Equipment, Net

Property and equipment, net consist of the following (in thousands):

	As of January 31,
	2021	2022
Equipment	$48,785	$61,754
Capitalized internal-use software	14,622	20,150
Leasehold improvements	4,731	7,186
Furniture and fixtures	3,169	3,327

Total property and equipment, gross	$71,307	$92,417
Less: accumulated depreciation and amortization	(37,201)	(56,924)

Total property and equipment, net	$34,106	$35,493

Depreciation expense related to the Company’s property and equipment, which did not include amortization expense related to capitalized internal-use software, was $16.1 million and $15.7 million for the years ended January 31, 2021 and 2022, respectively.

Amortization expense relating to capitalized internal-use software was $2.7 million and $4.7 million for the years ended January 31, 2021 and 2022, respectively. There was $0.3 million impairment recorded for the year ended January 31, 2021, and no impairment was recorded for the year ended January 31, 2022.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	As of January 31,
	2021	2022
Accrued expenses	$23,988	$25,871
Accrued bonuses	25,636	37,071
Accrued sales commissions	18,762	24,069
Accrued payroll-related expenses, taxes, and benefits	12,247	16,359
Operating lease liabilities	5,975	6,307
Deposit related to early exercise of unvested options and other	2,265	338

Total accrued expenses and other current liabilities	$88,873	$110,015

Note 7—Leases

The Company has operating leases primarily for its offices. Balance sheet information related to operating leases is as follows (in thousands):

As of January 31, 2022
Reported as:
Other assets, noncurrent (operating lease ROU asset)	$30,293

Accrued expenses and other current liabilities (operating lease liabilities, current)	6,307
Other liabilities, noncurrent (operating lease liabilities, noncurrent)	26,907

Total operating lease liabilities	$33,214

The Company has operating lease costs of $8.9 million for the year ended January 31, 2022. During fiscal 2022, cash paid for amounts included in the measurement of operating lease liabilities was $6.5 million. ROU assets obtained in exchange of lease liabilities for operating leases was $2.3 million for the year ended January 31, 2022.

Supplemental information related to the remaining lease term and discount rate were as follows:

As of January 31, 2022
Weighted-average remaining lease term	5.3 years
Weighted-average discount rate	3.9%

The following table summarizes the maturity of the Company’s operating lease liabilities as of January 31, 2022 (in thousands):

Fiscal years ending January 31,	Operating Leases
2023	$7,400
2024	7,064
2025	5,992
2026	5,655
2027	5,761
2028 and thereafter	4,834

Total operating lease payments	$36,706
Less: imputed interest	(3,492)

Total operating lease liabilities	$33,214

Note 8—Commitments and Contingencies

Purchase Commitment

In June 2021, the Company entered into an agreement with a vendor whereby the Company committed to spend $220 million over a six-year period ending June 2027. The vendor agreement gives the Company an option to extend the effective time period by up to a total of four more years by applying the spending commitment to additional purchases.

Litigation

From time to time, the Company receives inquiries and or claims or is involved in legal disputes and or matters. In the opinion of management, any liabilities resulting from these claims will not have a material adverse effect on the Company’s consolidated balance sheets, consolidated statements of operations, or consolidated statements of cash flows.

Note 9—Redeemable Convertible Preferred Stock

The authorized, issued and outstanding shares of redeemable convertible preferred stock (“Preferred Stock”) and liquidation preferences as of January 31, 2022 were as follows (in thousands, except share data):

	As of January 31, 2022
	Authorized Shares	Issued and Outstanding Shares	Liquidation Preference	Carrying Value
Series A	15,255,884	15,255,884	$10,255	$10,229
Series B	16,751,780	16,751,780	41,000	40,974
Series C	8,937,037	8,937,037	61,250	61,187
Series D	15,406,551	15,406,551	182,600	182,505
Series E	17,831,307	17,831,307	419,995	419,818

	74,182,559	74,182,559	$715,100	$714,713

The holders of shares of Preferred Stock have various rights and preferences.

Dividends

The holders of shares of Preferred Stock are entitled to receive noncumulative dividends at the specified dividend rate of $0.053775 per annum for each share of Series A Preferred Stock (“Series A”), $0.1958 per annum for each share of Series B Preferred Stock (“Series B”), $0.5483 per annum for each share of Series C Preferred Stock (“Series C”), $0.9482 per annum for each share of Series D Preferred Stock (“Series D”), and $1.8843 per annum for each share of Series E Preferred Stock (“Series E”), if and when declared by the Board of the Directors. Dividends to holders of Series A, Series B, Series C, Series D, and Series E are to be paid in advance of any distributions to Founders and Common Stockholders.

No dividends have been declared to date.

Liquidation

In the event of a liquidation event, either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive on a pari passu basis out of the proceeds of assets of the Company available for distribution the greater of (i) an amount equal to the original issue price, as follows: $0.6722 per share for each share of Series A, $2.4475 per share for each share of Series B, $6.8535 per share for each share of Series C, $11.8521 per share for each share of Series D, $23.5538 per share for each share of Series E, or (ii) the amount per share that would be payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to such Liquidation Event.

Redemption

The holders of Preferred Stock have no voluntary rights to redeem their shares. The Preferred Stock has deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation events. Although the Preferred Stock is not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of Preferred Stock have been classified outside of stockholders’ deficit on the consolidated balance sheets. The carrying values of the Company’s Preferred Stock have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.

Conversion

Each share of Series A, Series B, Series C, Series D, and Series E is convertible into Common Stock at any time at the option of the stockholder by dividing $0.6722, $2.4475, $6.8535, $11.8521, and $23.5538, respectively (the original issue price per share, split adjusted) by the applicable conversion price. The initial conversion price per share for Series, A, Series B, Series C, Series D, and Series E is $0.6722, $2.4475, $6.8535, $11.8521, and $23.5538, respectively. The conversion price shall be subject to adjustments as set forth in the Company’s amended and restated certificate of incorporation upon the occurrence of certain events, such as stock splits and stock dividends. Each share of Preferred Stock shall automatically convert into shares of Common Stock immediately upon the earlier of (i) closing of the Company’s sale of the Company’s Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, with an aggregate offering price to the public of at least $35 million or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock.

Voting

Each holder of shares of Preferred Stock is entitled to voting rights equivalent to the number of shares of Common Stock into which the respective shares are convertible. Certain transactions require the vote of at least 60% or the holders of majority of the shares of outstanding Preferred Stock.

Note 10—Stockholders’ Deficit and Common Stock

Common Stock

The Company has two classes of common stock—Founders Preferred Stock (“Founders Stock”) and Common Stock. Holders of Founders Stock have slightly different rights, including rights with respect to conversion. Subject to certain restrictions, holders of Founders Stock have the right to convert their shares of Founders Stock into an amount of Common Stock equal to $0.000125 (the original issue price per share, split adjusted) divided by the applicable conversion price per share. The initial conversion price per share will be $0.000125. The conversion price shall be subject to adjustments as set forth in the Company’s amended and restated certificate of incorporation upon the occurrence of certain events, such as stock splits and stock dividends. Each share of Founders Stock shall automatically convert into shares of Common Stock immediately upon the earlier of (i) the Company’s sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended, (ii) the date, specified by vote or written consent of the holders of a majority of the then outstanding shares of Founders Stock, or (iii) upon the transfer of the Founders Stock unless such transfer is (a) made in connection with an equity financing per the process outlined in the Company’s amended and restated certificate of incorporation or (b) approved by a majority of the Board of Directors. If Founders Stock is purchased by an investor in connection with an equity financing, immediately upon the closing of the equity financing, the Founders Stock would be transferred to the investor and automatically convert into shares of Preferred Stock (“Subsequent Preferred Stock”) issued and sold in such equity financing pursuant to the applicable conversion ratio. For each equity financing, the conversion ratio is equal to one divided by the number of shares of Common Stock into which a share of Subsequent Preferred Stock is convertible into at closing of such equity financing. Unless the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and on an as-converted basis) consent in writing to a greater number, the maximum number of shares of Founders Stock convertible to Subsequent Preferred Stock for each equity financing is 10% of the aggregate number of shares of Subsequent Preferred Stock authorized (“Maximum Founders Stock”). The amount of Founders Stock purchased by an investor in excess of the maximum Founders Stock will be converted into shares of Common Stock pursuant to the applicable conversion price per share. Founders Stock is not redeemable at the option of the Company or any holder thereof.

Each holder of Founders Stock is entitled to voting rights equivalent to the number of shares of Common Stock into which the Founders Stock are convertible.

Equity Incentive Plan

As of January 31, 2022, the Company maintains one stock incentive plan for purposes of granting awards, the Amended and Restated 2014 Stock Option and Grant Plan (the “2014 Plan”). The 2014 Plan permits the grant of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards, or restricted stock unit awards based on, or related to, shares of the Company’s Common Stock. As of January 31, 2022, 2,555,696 shares were available for future issuance under the 2014 Plan.

Stock Options

Options issued under the Plan generally are exercisable for periods not to exceed ten years and generally vest over four years with 25% vesting after one year and the remainder vesting monthly thereafter in equal installments.

A summary of the stock option activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding as of January 31, 2021	6,737,382	$5.12	6.5	$41,507
Granted	119,450	12.33
Exercised	(1,851,532)	4.96		18,307
Cancelled	(311,420)	7.33

Outstanding as of January 31, 2022	4,693,880	5.22	5.9	68,795

Vested and exercisable as of January 31, 2022	4,273,682	$4.80	5.7	$64,397

The weighted average grant-date fair value of options granted to employees was $5.04 and $9.01 for the years ended January 31, 2021 and 2022, respectively.

The intrinsic value of the options exercised represents the difference between the estimated fair market value of the Company’s common stock on the date of exercise and the exercise price of each option. The aggregate intrinsic value of options exercised was $7.6 million and $18.3 million for the years ended January 31, 2021 and 2022, respectively.

The assumptions used in the Black-Scholes option pricing model are as follows:

Year Ended January 31,
	2021	2022
Expected term (in years)	5.2 — 6.0	6.0 — 6.0
Expected volatility	60.9% — 61.7%	59.4% — 60.6%
Risk-free interest rate	0.4% — 0.5%	0.9% — 1.3%
Dividend yield	—	—

As of January 31, 2022, there was approximately $2.4 million of unrecognized stock-based compensation expense related to outstanding stock options which is expected to be recognized over a weighted average period of 1.6 years.

Options Subject to Early Exercise

The Board of Directors granted options that were exercisable immediately at the date of grant but are subject to a repurchase right, under which the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. The consideration received for an exercise of an unvested option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The liabilities are reclassified into equity as the awards vest. As of January 31, 2021 and 2022, the Company had $1.9 million and $0.2 million, respectively, recorded in accrued expenses and other current liabilities and 111,186 and 21,804 early exercised shares of common stock, respectively. The amount of common stock repurchased was $0.5 million and $1.3 million for the years ended January 31, 2021 and 2022, respectively.

Restricted Stock Units

The Company grants RSUs with a service-based condition and a performance condition. The performance condition shall be satisfied on the first to occur of (i) immediately prior to a sale event, as defined in the 2014 Plan, or (ii) the Company’s Initial Public Offering (“IPO”), as defined in the 2014 Plan, in either case, occurring prior to the expiration date. The underlying common stock associated with the RSUs will not be issued until the future performance condition is met. RSUs issued under the 2014 Plan typically have an expiry period of seven years from grant date.

A summary of the RSU activity and related information is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 31, 2021	22,019,187	$8.88
Granted	13,640,000	14.78
Vested	(985,953)	8.25
Forfeited	(3,463,669)	10.40

Outstanding as of January 31, 2022	31,209,565	$11.31

The total fair value of RSUs vested with a service-based condition only and a vesting period of four years was $9.8 million and $14.7 million, and the Company recognized $9.2 million and $7.5 million stock-based compensation expense for the years ended January 31, 2021 and 2022, respectively, attributable to RSUs. The unrecognized stock-based compensation expense relating to RSUs with a service-based condition is insignificant.

No stock-based compensation expense had been recognized for RSUs granted where the achievement of the performance condition was determined to not be probable. In the period in which the Company’s IPO or sale is completed, the Company will record a cumulative stock-based compensation expense for the RSUs which included a performance condition using the accelerated attribution method based on the grant-date fair value of the RSUs. The unrecognized stock-based compensation expense relating to RSUs that include a performance condition was $352.7 million as of January 31, 2022.

Stock-Based Compensation Expense

The following table presents the stock-based compensation expense included in the cost and expense categories in the Company’s consolidated statements of operations (in thousands):

	Year Ended January 31,
	2021	2022
Cost of revenue:
Subscription	$189	$1,175
Maintenance	423	816
Other products	129	485
Research and development	12,302	16,064
Sales and marketing	7,799	15,050
General and administrative	23,138	11,476

Total stock-based compensation expense	$43,980	$45,066

Secondary sales of common stock

During the years ended January 31, 2021 and 2022, certain existing investors acquired 1.9 million and 1.5 million shares of outstanding common stock, respectively, from employees at purchase prices in excess of the estimated fair value at the time of the secondary sales transactions. As a result, the Company recorded a total of $22.6 million and $32.3 million, respectively, in stock-

based compensation expense for the difference between the price paid by these investors and the estimated fair value on the date of the transaction for the years ended January 31, 2021 and 2022. This expense was recorded in cost of revenue and operating expenses in the consolidated statements of operations. In connection with these secondary sales of common stock, the Company either waived its rights of first refusal or other transfer restrictions applicable to such shares or waited for its rights of first refusal period to expire.

Note 11—Net Loss Per Share

The Company computes net loss per share of common stock in conformity with the two-class method required for participating securities. The Company considers all series of Preferred Stock to be participating securities as the holders of the Preferred Stock are entitled to receive a non-cumulative dividend on a pari passu basis in the event that a dividend is paid on the common stock. The holders of the Preferred Stock do not have a contractual obligation to share in the Company’s losses. As such, the Company’s net losses for all periods presented were not allocated to these participating securities.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including common stock issuable upon conversion of the Preferred Stock, issued and outstanding common stock options, unvested RSUs issued and outstanding, unvested shares subject to repurchase, issues and outstanding restricted stock awards, and unvested restricted shares issued and outstanding, to the extent they are dilutive.

The following table presents the calculation of basic and diluted net loss per share for periods presented (dollars in thousands, except per share data):

	Year Ended January 31,
	2021	2022
Net loss	$(213,088)	$(254,404)
Weighted-average common stock shares used in computing net loss per share, basic and diluted	46,542	52,452
Weighted-average founders stock shares used in computing net loss per share, basic and diluted	5,400	5,400
Net loss per common stock share, basic and diluted	$(4.10)	$(4.40)
Net loss per founders stock share, basic and diluted	$(4.10)	$(4.40)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares issued and outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows (in thousands):

	As of January 31,
	2021	2022
Conversion of Preferred Stock	73,546	74,183
Issued and outstanding common stock options	6,737	4,694
Unvested RSUs issued and outstanding	25,061	31,210
Unvested shares subject to repurchase	111	21
Unvested restricted shares issued and outstanding	6	—

	105,461	110,108

Note 12—Income Taxes

U.S. and foreign components of consolidated loss before income taxes are as follows (in thousands):

	Year Ended January 31,
	2021	2022
Domestic	$(227,345)	$(274,287)
Foreign	19,754	24,726

Loss before incomes taxes	$(207,591)	$(249,561)

The provision for income taxes for the years ended January 31, 2021 and 2022 are as follows (in thousands):

	Year Ended January 31,
	2021	2022
Current:
Federal	$—	$—
State	166	141
Foreign	4,387	1,789

Total current provision for income taxes	4,553	1,930

Deferred:
Federal	—	—
State	—	—
Foreign	944	2,913

Total deferred provision for income taxes	944	2,913

Total provision for income taxes	$5,497	$4,843

The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate are as follows:

	Year Ended January 31,
	2021	2022
Provision at federal statutory rate	21.0%	21.0%
State, net of federal benefit	2.2	2.4
Stock-based compensation expense	(2.6)	(2.3)
Impact of foreign operations	(1.7)	(1.7)
Change in valuation allowance	(28.5)	(23.7)
Research and development credits	7.5	2.4
Other adjustments	(0.6)	—

Effective income tax rate	(2.7)%	(1.9)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Company’s deferred tax assets and liabilities at January 31, 2021 and 2022 are as follows (in thousands):

	Year Ended January 31,
	2021	2022
Deferred tax assets:
Net operating loss carryforwards	$122,604	$172,447
Research and development credit carryforward	26,049	31,086
Deferred revenue	31,613	41,712
Stock-based compensation expense	10,853	4,776
Operating lease liabilities	7,749	7,872
Other	3,570	7,295

Total deferred tax assets	202,438	265,188
Less: valuation allowance	(185,475)	(244,656)

Total deferred tax assets, net	16,963	20,532

Deferred tax liabilities:
State income taxes	(6,704)	(8,800)
Capitalized internal use software	(2,440)	(2,634)
ROU asset	(7,664)	(7,116)
Other	(961)	(5,701)

Total deferred tax liabilities	(17,769)	(24,251)

Total net deferred tax liability	$(806)	$(3,719)

The valuation allowance increased by $59.2 million for the years ended January 31, 2021 and January 31, 2022. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a valuation allowance has been recorded. These factors include the Company’s history of net losses since its inception, expected near-term future losses and the absence of taxable income in prior carryback years. The Company expects to maintain a valuation allowance until circumstances change.

As of January 31, 2021 and 2022, the Company had U.S. federal net operating loss carryforwards of approximately $516.9 million and $723.7 million, respectively, and state net operating loss carryforwards of approximately $189.2 million and $279.7 million, respectively. The Company did not have any foreign net operating loss carryforwards as of January 31, 2021 and 2022. A portion of the U.S. federal net operating loss carryovers will begin to expire in fiscal 2035. The state net operating loss carryovers as of January 31, 2022 will begin to expire in fiscal 2026.

As of January 31, 2021 and 2022, the Company had U.S. federal research and development tax credit carryforwards of approximately $17.1 million and $20.0 million, respectively, and if not utilized, they will begin to expire in fiscal 2036. As of January 31, 2021 and 2022, the Company had state research and development tax credit carryforwards of approximately $15.4 million and $18.8 million, respectively. The state credit will carry forward indefinitely.

Utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation due to the “ownership change” limitation provided by Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and other similar state provision. Any annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted and signed into U.S. law to provide economic relief to individuals and businesses facing economic hardship as a result of the COVID-19 pandemic. Under the CARES Act, the Company deferred payment of $5.2 million in employer FICA taxes related to the period from March 27, 2020 through December 31, 2020, of which 50% was paid on December 31, 2021 and the remaining 50% is due on December 31, 2022. The income tax provisions of the CARES Act did not have a significant impact on the Company’s current taxes, deferred taxes, and uncertain tax positions.

The Company’s unrecognized tax benefits relate to U.S. federal and California research tax credits. These tax credits have not been utilized on any tax return and currently have no impact on the Company’s tax expense due to the Company’s operating losses and the related valuation allowances. The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	As of January 31,
	2021	2022
Unrecognized tax benefits at beginning of period	$2,227	$6,551
Increases (decreases) related to prior year tax positions	2,510	(408)
Increases related to current year tax positions	1,814	1,668

Unrecognized tax benefits at end of period	$6,551	$7,811

The Company will recognize accrued interest and penalties related to unrecognized tax benefits in its income tax expense. To date, the Company has not recognized any interest and penalties in its consolidated statements of operations, nor has it accrued for or made payments for interest and penalties.

The Company files income tax returns with the U.S. federal government, certain state and foreign jurisdictions. The Company’s tax returns remain open to examination for the periods ended January 31, 2016 to January 31, 2022.

Note 13—Subsequent Events

In March 2022, the Board of Directors approved an increase in the authorized number of shares of common stock from 186,556,871 to 203,935,682 and also amended the 2014 Stock Plan to increase the number of shares reserved for issuance under the 2014 Plan from 59,780,648 to 82,559,459 shares.

In June 2022, the Company entered into a credit agreement with Goldman Sachs BDC, Inc. for a $195.0 million senior secured credit facility consisting of a $175.0 million senior secured term loan and a $20.0 million senior secured delayed-draw term loan with a maturity term of five years.

Historically, the Company offered qualified customers rights to next-generation Rubrik-branded Appliances at no cost (“Refresh Rights”). Beginning in the fiscal year ending January 31, 2023, the Company began offering subscription credits for its platform to qualified customers with Refresh Rights in exchange for relinquishing their Refresh Rights. The Company had historically estimated and accounted for a material right associated with these Refresh Rights by deferring the related value until the earlier of it being exercised or it expiring. As a result of offering the subscription credits, the Company will need to estimate and account for an incremental material right by estimating and deferring the related value until the earlier of it being exercised or it expiring. While the impact of offering the subscription credits will have a material impact to the deferral of revenue, the Company is still assessing the impact.

The Company has evaluated subsequent events through October 14, 2022, the date the financial statements are issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, and the exchange listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and engraving expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect immediately prior to the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest.

The indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since February 1, 2020, we have issued the following unregistered securities:

Preferred Stock Issuances

1.

Between October 2020 and July 2021, we issued and sold an aggregate of 6,219,590 shares of our Series E redeemable convertible preferred stock to 15 accredited investors at a price per share of $23.5538 for an aggregate purchase price of $146.5 million.

Plan-Related Issuances

2.

Since                 , we have issued to our directors, officers, employees, consultants, and other service providers an aggregate of                  shares of our common stock at per share purchase prices ranging from $                 to $                 pursuant to exercises of options under our 2014 Stock Plan, or 2014 Plan.

3.

Since                 , we have granted to our directors, officers, employees, consultants, and other service providers options to purchase                  shares of our common stock with per share exercise prices ranging from $                 to $                 under our 2014 Plan.

4.	Since , we have granted to our directors, officers, employees, consultants, and other service providers restricted stock units to purchase shares of our common stock under our 2014 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3 (b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1*	Form of Class A Common Stock Certificate of the Registrant.

4.2	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated December 7, 2018.

5.1*	Opinion of Cooley LLP.

10.1+	Amended and Restated 2014 Stock Option and Grant Plan.

10.2+	Forms of Stock Option Grant Notice, Stock Option Agreement, and Notice of Exercise, Restricted Stock Award Agreement, and Restricted Stock Unit Award Agreement under the Amended and Restated 2014 Stock Option and Grant Plan.

10.3+*	2022 Equity Incentive Plan.

10.4+*	Forms of Stock Option Grant Notice, Stock Option Agreement, and Notice of Exercise, Restricted Stock Award Agreement, and Restricted Stock Unit Award Agreement under the 2022 Stock Option and Grant Plan.

10.5+*	2022 Employee Stock Purchase Plan.

10.6+*	Non-Employee Director Compensation Policy.

10.7+*	Severance and Change in Control Plan.

10.8+*	Form of Indemnity Agreement entered into by and between the Registrant and each director and executive officer.

10.9+*	Confirmatory Offer Letter, dated , by and between the Registrant and .

10.10*	Sublease, dated September 24, 2018, by and between the Registrant and Pivotal Software, Inc.

10.11*	First Amendment to Sublease, dated December 4, 2020, by and between the Registrant and Pivotal Software, Inc.

10.12*	Credit Agreement, dated June 10, 2022, by and between the Registrant and Goldman Sachs BDC, Inc.

10.13*	First Amendment to Credit Agreement, dated June 14, 2022, by and between the Registrant and Goldman Sachs BDC, Inc.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

Exhibit Number	Description of Exhibit

23.2*	Consent of Cooley LLP (including in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

107*	Filing Fee Table.

*	To be submitted by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on                     , 2022.

RUBRIK, INC.

By:
Bipul Sinha
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bipul Sinha, Kiran Choudary, and Peter McGoff, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Bipul Sinha	Chief Executive Officer and Director (Principal Executive Officer)	, 2022

Kiran Choudary	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022

Arvind Nithrakashyap	Chief Technology Officer and Director	, 2022

Asheem Chandna	Director	, 2022

R. Scott Herren	Director	, 2022

Signature	Title	Date

Ravi Mhatre	Director	, 2022

Enrique Salem	Director	, 2022

John W. Thompson	Director	, 2022

Yvonne Wassenaar	Director	, 2022